The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell, and we are not soliciting an offer to buy, these securities in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 424 (b) (5) and 424 (b) (7)
Registration No. 333-196611

Subject to Completion

Preliminary Prospectus Supplement dated June 9, 2014

PROSPECTUS    SUPPLEMENT

(To prospectus dated June 9, 2014)

$340,000,000

Acadia Healthcare Company, Inc.

Common Stock

We are selling $340,000,000 of our common stock.

Our shares trade on The NASDAQ Global Market under the symbol “ACHC.” On June 6, 2014, the last reported sale price of our common stock on The NASDAQ Global Market was $46.29 per share.

Investing in shares of our common stock involves substantial risks that are described in the “Risk Factors” sections beginning on page S-12 of this prospectus supplement and in our Annual Report on Form 10-K for the year ended December 31, 2013, which we have filed with the Securities and Exchange Commission and which is incorporated by reference in this prospectus supplement and the accompanying prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

The underwriters may also exercise their option to purchase up to an additional $51,000,000 of our common stock at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus supplement. The option to purchase these additional shares may be granted by the selling stockholders. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders. See “Selling Stockholders” beginning on page S-58 of this prospectus supplement. To the extent any of the selling stockholders elect not to grant the underwriters an option to purchase some or all of these additional shares, the Company will grant the underwriters an option to purchase such additional shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about             , 2014.

Joint Book-Running Managers

BofA Merrill Lynch	Jefferies	Citigroup

Co-Managers

Raymond James		RBC Capital Markets

Avondale Partners	Baird	BMO Capital Markets

The date of this prospectus supplement is                 , 2014.

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ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement is a supplement to the accompanying prospectus. This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a shelf registration process. Under this shelf registration process, we and selling stockholders may sell from time to time the securities described in the accompanying prospectus in one or more offerings such as this offering. This prospectus supplement provides you with specific information about our common stock that we and the selling stockholders are selling in this offering. Both this prospectus supplement and the accompanying prospectus include important information about us, the selling stockholders and other information you should know before investing. This prospectus supplement also adds to, updates and changes information contained in the accompanying prospectus. To the extent the information in this prospectus supplement is different from that in the accompanying prospectus, you should rely on the information in this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus, together with the additional information described in the sections entitled “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference” of this prospectus supplement, before investing in our common stock.

We have not, and the selling stockholders and the underwriters have not, authorized any person to provide you with any information other than that contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus or that is contained in any free writing prospectus issued by or on behalf of us or to which we have referred you. Neither we nor the selling stockholders nor the underwriters take any responsibility for, and can provide no assurances as to the reliability of, any other information that others may give to you. This prospectus supplement, the accompanying prospectus and any applicable free writing prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus supplement and the accompanying prospectus is complete and accurate as of the date on the front cover of this prospectus supplement, but the information and our business, cash flows, condition (financial and otherwise), liquidity, prospects and results of operations may have changed since that date.

You should not consider any information in this prospectus supplement or the accompanying prospectus to be investment, legal or tax advice. You should consult your own counsel, accountants and other advisers for legal, tax, business, financial and related advice regarding the purchase of shares of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus contain and incorporate by reference “forward-looking statements.” Forward-looking statements include any statements that address future results or occurrences. In some cases you can identify forward-looking statements by terminology such as “may,” “might,” “will,” “would,” “should,” “could” or the negative thereof. Generally, the words “anticipate,” “believe,” “continue,” “expect,” “intend,” “estimate,” “project,” “plan” and similar expressions identify forward-looking statements. In particular, statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance contain forward-looking statements.

We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks, uncertainties and other factors, many of which are outside of our control, which could cause our actual results, performance or achievements to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, but are not limited to:

•	our ability to close our planned acquisition of Partnerships in Care in a timely manner or at all;

•	our ability to obtain the necessary financing for the Partnerships in Care acquisition on anticipated terms or at all;

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•	our ability to amend our existing senior secured credit facility on time, on currently anticipated terms, or at all;

•	our significant indebtedness, our ability to meet our debt obligations, and our ability to incur substantially more debt;

•

difficulties in successfully integrating the operations of acquired facilities, including those acquired in the Partnerships in Care acquisition, or realizing the potential benefits and synergies of these acquisitions;

•	our ability to implement our business strategies in the United Kingdom and adapt to the regulatory and business environment in the United Kingdom;

•

the impact of payments received from the government and third-party payors on our revenues and results of operations, including the significant dependence of the Partnerships in Care facilities on payments received from the National Health Service in the United Kingdom, or NHS;

•	negative media coverage relating to patient incidents, which could adversely affect the price of our securities and result in incremental regulatory burdens and governmental investigations;

•	our future cash flow and earnings;

•	our restrictive covenants, which may restrict our business and financing activities;

•	our ability to make payments on our financing arrangements;

•	the impact of the economic and employment conditions in the United States and the United Kingdom on our business and future results of operations;

•	compliance with laws and government regulations;

•	the impact of claims brought against our facilities;

•	the impact of governmental investigations, regulatory actions and whistleblower lawsuits;

•	the impact of healthcare reform in the United States and abroad;

•	the impact of our highly competitive industry on patient volumes;

•	our ability to recruit and retain quality psychiatrists and other physicians;

•	the impact of competition for staffing on our labor costs and profitability;

•	our dependence on key management personnel, key executives and local facility management personnel;

•

our acquisition strategy, which exposes us to a variety of operational and financial risks, as well as legal and regulatory risks (e.g., exposure to the new regulatory regimes such as the United Kingdom for Partnerships in Care);

•	the impact of state efforts to regulate the construction or expansion of healthcare facilities (including those from Partnerships in Care) on our ability to operate and expand our operations;

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•	our potential inability to extend leases at expiration;

•	the impact of controls designed to reduce inpatient services on our revenues;

•	the impact of different interpretations of accounting principles on our results of operations or financial condition;

•	the impact of environmental, health and safety laws and regulations, especially in states where we have concentrated operations;

•	the impact of an increase in uninsured and underinsured patients or the deterioration in the collectability of the accounts of such patients on our results of operations;

•	the risk of a cyber-security incident and any resulting violation of laws and regulations regarding information privacy or other negative impact;

•	the impact of laws and regulations relating to privacy and security of patient health information and standards for electronic transactions;

•	the impact of a change in the mix of our earnings, and changes in tax rates and laws generally;

•	failure to maintain effective internal control over financial reporting;

•	the impact of fluctuations in our operating results, quarter to quarter earnings and other factors on the price of our securities;

•	the impact of our sponsor’s rights over certain company matters;

•	the impact of the trend for insurance companies and managed care organizations to enter into sole source contracts on our ability to obtain patients; and

•

the other risks described under the heading “Risk Factors” in this prospectus supplement and the accompanying prospectus and in similarly titled sections in our other reports that we file with the SEC that are incorporated by reference into this prospectus supplement and the accompanying prospectus.

This list of risks and uncertainties, however, is only a summary of some of the most important factors and is not intended to be exhaustive. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. These risks and uncertainties may cause our actual future results to be materially different than those expressed in our forward-looking statements. These forward-looking statements are made only as of the date of this prospectus supplement. Except as otherwise required by applicable law, we do not undertake and expressly disclaim any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments. All subsequent written and oral forward-looking statements attributable to us, or to persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements.

CAUTIONARY NOTE REGARDING FINANCIAL INFORMATION

The audited consolidated financial statements as of and for the financial years ended December 31, 2013, 2012 and 2011 relating to Partnerships in Care that are included in, or incorporated by reference into, this prospectus supplement have been prepared in accordance with United Kingdom Accounting Standards, or U.K. GAAP. U.K. GAAP differs in certain respects from generally accepted accounting principles in the United States, or U.S. GAAP. Partnerships in Care has not prepared and does not currently intend to prepare its financial

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statements in U.S. GAAP. A reconciliation to U.S. GAAP is included in the Partnerships in Care financial statements.

This prospectus supplement contains and incorporates by reference certain unaudited information, including revenue and operating statistics based on revenue, that is presented on a pro forma basis assuming that the Partnerships in Care acquisition, and acquisitions occurred as of January 1, 2013. The unaudited pro forma financial information has been prepared using the acquisition method of accounting for business combinations under GAAP. The unaudited pro forma financial information is for illustrative purposes only and does not purport to represent what our financial condition or results of operations actually would have been had the events in fact occurred on the assumed date or to project our financial condition or results of operations for any future date or future period. The unaudited pro forma financial information should be read in conjunction with the consolidated financial statements and notes thereto elsewhere in this prospectus supplement and the financial statements of Acadia in other reports that we have filed with the SEC.

MARKET AND INDUSTRY DATA

We obtained the market and competitive position data used throughout this prospectus supplement and in the documents incorporated by reference herein from our own research, surveys or studies conducted by third parties and industry or general publications. Such surveys, studies and publications generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified the information, and we have not ascertained the underlying economic assumptions relied upon therein, and we do not make any representation as to the accuracy of such information. Similarly, we believe our internal research is reliable, but it has not been verified by any independent sources. Our estimates involve risks and uncertainties, and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus supplement and in similarly titled sections in our other reports that we file with the SEC.

TRADEMARKS AND TRADE NAMES

This prospectus supplement includes our trademarks, which are protected under applicable intellectual property laws and are the property of Acadia Healthcare Company, Inc. or its subsidiaries. This prospectus supplement also contains trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus supplement may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks and trade names.

NON-GAAP FINANCIAL MEASURES

We have included certain financial measures in this prospectus supplement, including pro forma EBITDA and pro forma adjusted EBITDA, which are “non-GAAP financial measures” as defined under the rules and regulations promulgated by the SEC. We define pro forma EBITDA as pro forma net income (loss) adjusted for loss (income) from discontinued operations, net interest expense, income tax provision (benefit) and depreciation and amortization. We define pro forma adjusted EBITDA as pro forma EBITDA adjusted for equity-based compensation expense, cost savings / synergies, rate increases, integration and closing costs, rent elimination, other and debt extinguishment costs. For a reconciliation of pro forma net income (loss) to pro forma adjusted EBITDA, see “Prospectus Supplement Summary—Summary Historical Condensed Consolidated Financial Data and Unaudited Pro Forma Condensed Combined Financial Data–Summary Unaudited Pro Forma Condensed Combined Financial Data.”

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Pro forma EBITDA and pro forma adjusted EBITDA, as presented in this prospectus supplement, are supplemental measures of our performance and are not required by, or presented in accordance with, GAAP. Pro forma EBITDA and pro forma adjusted EBITDA are not measures of our financial performance under GAAP and should not be considered as alternatives to net income or any other performance measures derived in accordance with GAAP or as an alternative to cash flow from operating activities as measures of our liquidity. Our measurements of pro forma EBITDA and pro forma adjusted EBITDA may not be calculated similarly to, and therefore may not be comparable to, similarly titled measures of other companies and are not measures of performance calculated in accordance with GAAP. We have included information concerning pro forma EBITDA and pro forma adjusted EBITDA in this prospectus supplement because we believe that such information is used by certain investors as measures of a company’s historical performance and by securities analysts, investors and other interested parties in the evaluation of issuers of equity securities, many of which present EBITDA and adjusted EBITDA when reporting their results. Our presentation of pro forma EBITDA and pro forma adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

CURRENCY EXCHANGE RATE

This prospectus supplement contains translations amounts denominated in British Pounds Sterling into U.S. dollars at specific rates solely for the convenience of the potential investor. Unless otherwise noted, all translations from British pounds to U.S. dollars and from U.S. dollars to British pounds in this prospectus supplement were made at a rate of (£0.5972) British Pound Sterling for one ($1.00) U.S. Dollar or U.S. $1.6744 for one (£1) British Pound Sterling, the exchange rate set forth in the Federal Reserve Statistical Release, Foreign Exchange Rates on June 3, 2014. Certain financial information for Partnerships in Care presented herein are translated to U.S. dollars based on the historical exchange rates set forth in the financial statements of Partnerships in Care appearing in this Prospectus Supplement. We make no representation that any amounts denominated in either British Pounds Sterling or U.S. dollars could have been, or could be, converted into either British Pounds Sterling or U.S. dollars, as applicable, at any particular rate, at the rates stated above, or at all.

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PROSPECTUS SUPPLEMENT SUMMARY

The information below is a summary of the more detailed information included elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. You should read carefully the following summary together with the more detailed information contained in this prospectus supplement, the accompanying prospectus and the information incorporated by reference into those documents, including the “Risk Factors” section beginning on page S-12 of this prospectus supplement and the “Risk Factors” section in the accompanying prospectus, in our Annual Report on Form 10-K for the year ended December 31, 2013 and in our other reports that we file with the SEC. This summary is not complete and does not contain all of the information you should consider when making your investment decision.

In this prospectus supplement, unless the context requires otherwise, references to “Acadia,” the “Company,” “we,” “us” or “our” refer to Acadia Healthcare Company, Inc., together with its consolidated subsidiaries. When we refer to our operations or results “on a pro forma basis,” we mean the statement is made as if the Partnerships in Care acquisition had been completed as of the date stated or as of the beginning of the period referenced.

Our Company

We are the leading publicly-traded pure-play provider of inpatient behavioral health care services in the United States based upon number of licensed beds. Upon completion of the planned acquisition described in this prospectus supplement, we expect we will operate 75 behavioral health care inpatient and outpatient facilities with over 5,500 licensed beds in 24 states, Puerto Rico and the United Kingdom. We believe that our primary focus on the provision of behavioral health care services allows us to operate more efficiently and provide higher quality care than our competitors. On a pro forma basis for the three months ended March 31, 2014 and the year ended December 31, 2013, giving effect to the acquisition of Partnerships in Care, we would have generated pro forma revenue of approximately $270.9 million and approximately $1.0 billion, respectively, pro forma net income of approximately $19.6 million and $73.8 million, respectively, and pro forma adjusted EBITDA of $55.5 million and $219.1 million, respectively. A reconciliation of pro forma adjusted EBITDA to pro forma net income appears on page S-11 of this prospectus supplement.

Our inpatient facilities offer a wide range of inpatient behavioral healthcare services for children, adolescents and adults. We offer these services through a combination of acute inpatient psychiatric and specialty facilities and residential treatment centers, or RTCs. Our acute inpatient psychiatric and specialty facilities provide the most intensive level of care, including 24-hour skilled nursing observation and care, daily interventions and oversight by a psychiatrist and intensive, highly-coordinated treatment by a physician-led team of mental health professionals. Our RTCs offer longer-term treatment programs primarily for children and adolescents with long-standing chronic behavioral health problems. Our RTCs provide physician-led, multi-disciplinary treatments that address the overall medical, psychiatric, social and academic needs of the patient. During the year ended December 31, 2013, we acquired seven facilities with an aggregate of 694 licensed beds, including a 75-bed facility under construction which opened on October 1, 2013. In addition, we added 325 new beds during the year ended December 31, 2013, including by opening two newly-developed facilities with a combined 102 licensed beds. We expect to add over 300 total beds during 2014 (exclusive of acquisitions).

Our outpatient community-based services provide therapeutic treatment to children and adolescents who have a clinically defined emotional, psychiatric or chemical dependency disorder while enabling patients to remain at home and within their community. Many patients who participate in community-based programs have transitioned out of a residential facility or have a disorder that does not require placement in a facility that provides 24-hour care.

Acquisition of Partnerships in Care

We are conducting this offering of common stock in connection with the acquisition of Partnerships in Care, which we refer to in this prospectus supplement as the “Acquisition.”

Overview. On June 3, 2014, a subsidiary of Acadia agreed to acquire the entire issued share capital of Partnerships in Care Investments 1 Limited, a company incorporated in England and Wales, and the issued and outstanding A ordinary shares in the capital of Partnerships in Care Property 1 Limited, a company incorporated in England and Wales, pursuant to a share purchase agreement by and among Acadia, Piper Holdco 2, Ltd., a subsidiary of Acadia, Partnerships in Care Holdings Limited and The Royal Bank of Scotland plc, or RBS. Acadia joined the Agreement for the purpose of guarantying the purchaser’s obligations arising under the share purchase agreement. Under the terms of the share purchase agreement, Acadia will pay an amount to discharge the outstanding debt facilities of the target companies, and cash consideration for the equity to be acquired, which in the aggregate shall be equal to £395.0 million (approximately $660.0 million), subject to adjustment in relation to cash, debt and working capital balances of the target companies. A portion of the Partnerships in Care pre-acquisition debt owed to RBS is being equitized in connection with the acquisition. See “The Acquisition and Financing Transactions.”

The entities to be acquired by Acadia own and operate 23 inpatient behavioral health facilities with over 1,200 beds. The facilities are located in England, Wales and Scotland. For the year ended December 31, 2013 and the three months ended March 31, 2014, Partnerships in Care generated revenue of $267.0 million and $69.5 million, respectively, primarily through the operation and management of inpatient behavioral health facilities. See “Partnerships in Care” elsewhere in this prospectus supplement.

The share purchase agreement provides that the Acquisition will close on July 1, 2014. Consummation of this offering is not conditioned upon the closing of the Acquisition. We cannot assure you that the Acquisition will close as expected or at all. See “Risk Factors–We may be unable to complete our planned acquisition of Partnerships in Care on currently anticipated terms, or at all.”

Strategic Rationale. We expect to realize significant benefits from the acquisition of Partnerships in Care. Our rationale for the acquisition includes the following:

Expand our geographic presence into a new, attractive market. The mental health market in the United Kingdom was roughly £14.4 billion in 2013. The independent mental health market accounted for roughly £1.1 billion of that amount, or approximately 8% market share. As a result of government budget constraints and an increased focus on quality, the independent mental health market has witnessed significant expansion in the last decade, making it one of the fastest growing sectors in United Kingdom healthcare industry.

Acquire a leading platform in the market. Partnerships in Care is the second largest independent provider of inpatient behavioral healthcare services in the United Kingdom, operating 23 inpatient behavioral health facilities with over 1,200 beds. The company holds an approximately 16% market share of the independent behavioral health market. In addition, Partnerships in Care is one of only two independent providers in the United Kingdom offering the full spectrum of mental health services. Partnerships in Care also has an experienced management team with market knowledge and relationships within the industry and governmental bodies.

Financially attractive and accretive acquisition. Assuming the Acquisition is completed as planned on July 1, 2014, we expect the combined benefits of increased adjusted EBITDA and a reduced income tax rate will produce earnings accretion (not including the impact of any future acquisitions beyond the purchase of Partnerships in Care or any transaction-related expenses).

Opportunities for future growth. Demand for independent behavioral health services has grown significantly in the United Kingdom as a result of the National Health Service, or NHS, reducing bed capacity and increased hospitalization rates. Outsourcing demand is expected to increase in light of additional bed closures and reduction in community capacity by NHS. The independent market in the United Kingdom is highly fragmented with the largest four players accounting for 58% market share. These factors present opportunities for growth by well capitalized, experienced operators. In addition, Acadia management sees meaningful opportunities to produce organic growth in Partnerships in Care’s existing facilities through the addition of new beds and service line expansions to meet areas of unmet need. Management also expects to pursue additional select acquisitions in the United Kingdom.

Financing of the Acquisition. We intend to fund the planned acquisition of Partnerships in Care in part through this offering and in part through a fifth amendment to our existing amended and restated senior credit agreement, or the Amended and Restated Senior Credit Facility. Such amendment is referred to herein as the Proposed Amended and Restated Senior Credit Facility. We anticipate that the Proposed Amended and Restated Senior Credit Facility will continue to provide for an existing $300.0 million revolver and $296.3 million in existing Term A Loans, and will provide for $300.0 million in new Term B Loans (subject to receipt of requisite consents in the consent solicitation mentioned below), which we will use partially to fund the Acquisition. At the same time, we are pursuing a consent solicitation (scheduled to expire June 17, 2014) under our indenture for the 12.875% Senior Notes due 2018, or the 2018 Indenture, in order to facilitate our incurring additional permitted liens securing indebtedness so long as our secured leverage ratio is under 3.5x. In the event that the amount of the new Term B Loans available under the Proposed Amended and Restated Senior Credit Facility is less than anticipated or the consent solicitation is unsuccessful, we intend to borrow additional amounts under our revolver, issue additional senior unsecured notes, or borrow under our committed bridge facility to fund the Acquisition. We expect that the Proposed Amended and Restated Senior Credit Facility will become effective commensurate with the closing of the Acquisition on July 1, 2014. We cannot assure you that this amendment will be executed as anticipated or at all. See “Risk Factors—We may be unable to complete our planned acquisition of Partnerships in Care on currently anticipated terms, or at all.”

We refer in this prospectus supplement to this offering of common stock and the Proposed Amended and Restated Senior Credit Facility as the “Financing Transactions.” We refer to the Acquisition and the Financing Transactions collectively as the “Transactions.”

Our Competitive Strengths

Management believes the following strengths differentiate us from other providers of behavioral healthcare services:

Premier operational management team with track record of success. Our management team has approximately 170 combined years of experience in acquiring, integrating and operating a variety of behavioral health facilities. Following the sale of Psychiatric Solutions, Inc., or PSI, to Universal Health Services, Inc., or UHS, in November 2010, certain of PSI’s key former executive officers joined Acadia in February 2011. The extensive national experience and operational expertise of our management team give us what management believes to be the premier leadership team in the behavioral healthcare industry. Our management team strives to use its years of experience operating behavioral health facilities to generate strong cash flow and grow a profitable business.

Favorable industry and legislative trends. According to the National Institute of Mental Health, approximately 6% of people in the United States suffer from a seriously debilitating mental illness and over 20% of children, either currently or at some point during their life, have had a seriously debilitating mental disorder. Management believes the market for behavioral services will continue to grow due to increased awareness of mental health and substance abuse conditions and treatment options. According to a 2008 report by the Substance

Abuse and Mental Health Services Administration of the U.S. Department of Health and Human Services, national expenditures on mental health and substance abuse treatment are expected to reach $239 billion in 2014, up from $121 billion in 2003, representing a compound annual growth rate of approximately 6.4%.

While the growing awareness of mental health and substance abuse conditions is expected to accelerate demand for services, recent healthcare reform in the United States is expected to increase access to industry services as more people obtain insurance coverage. A key aspect of reform legislation is the extension of mental health parity protections established into law by the Paul Wellstone and Pete Domenici Mental Health Parity and Addiction Equity Act of 2008, or the MHPAEA. The MHPAEA provides for equal coverage between psychiatric or mental health services and conventional medical health services and forbids employers and insurers from placing stricter limits on mental healthcare compared to other health conditions.

As described above, the mental health market in the United Kingdom was roughly £14.4 billion in 2013. As a result of government budget constraints and an increased focus on quality, the independent mental health market has witnessed significant expansion in the last decade, making it one of the fastest growing sectors in United Kingdom healthcare industry. Demand for independent acute care services has grown significantly as a result of NHS reducing bed capacity and increased hospitalization rates. Outsourcing demand is expected to increase in light of additional bed closures and reduction in community capacity by NHS.

Leading platform in attractive healthcare niche. We are a leading behavioral healthcare platform in an industry that is undergoing consolidation in an effort to reduce costs and expand programs to better serve the growing need for inpatient behavioral healthcare services. In addition, the behavioral healthcare industry has significant barriers to entry, including (i) significant initial capital outlays required to open new facilities, (ii) expertise required to deliver highly specialized services safely and effectively and (iii) high regulatory hurdles that require market entrants to be knowledgeable of state and federal laws and facilities to be licensed with local agencies.

Diversified revenue and payor bases. As of December 31, 2013, we operated 51 facilities in 23 states and Puerto Rico. Our payor, patient/client and geographic diversity mitigates the potential risk associated with any single facility. For the year ended December 31, 2013, we received 48% of our revenue from Medicaid, 25% from commercial payors, 22% from Medicare and 5% from self-pay and other payors. On a pro forma basis for the 12 months ended March 31, 2014, giving effect to the Partnerships in Care acquisition, we would have received 35% of our revenue from Medicaid, 25% from NHS, 19% from commercial payors, 16% from Medicare and 5% from other payors. As we receive Medicaid payments from 30 states, the District of Columbia and Puerto Rico, management does not believe that we are significantly affected by changes in reimbursement policies in any one state or territory. Substantially all of our Medicaid payments relate to the care of children and adolescents. Management believes that children and adolescents are a patient class that is less susceptible to reductions in reimbursement rates. No facility accounted for more than 6% of revenue for the year ended December 31, 2013. On a pro forma basis, giving effect to the Partnerships in Care acquisition, no facility accounts for more than 5% of total revenue for the 12 months ended March 31, 2014. No state or territory accounted for more than 17% of revenue for the year ended December 31, 2013. Additionally, on a pro forma basis, no U.S. state or territory would have accounted for more than 12% of total revenue for the 12 months ended March 31, 2014. We believe that our increased geographic diversity will mitigate the impact of any financial or budgetary pressure that may arise in a particular state or market where we operate.

Strong cash flow generation and low capital requirements. We generate strong free cash flow by profitably operating our business and by actively managing our working capital. Moreover, as the behavioral healthcare business does not typically require the procurement and replacement of expensive medical equipment, our maintenance capital expenditure requirements are generally less than that of other facility-based healthcare providers. For the year ended December 31, 2013, our maintenance capital expenditures amounted to 2.3% of our revenue. In addition, our accounts receivable management is less complex than medical/surgical hospital providers because behavioral healthcare facilities have fewer billing codes and generally are paid on a per diem basis.

Our Business Strategy

We are committed to providing the communities we serve with high quality, cost-effective behavioral health services, while growing our business, increasing profitability and creating long-term value for our stockholders. To achieve these objectives, we have aligned our activities around the following growth strategies:

Increase margins by enhancing programs and improving performance at existing facilities. Management believes we can improve efficiencies and increase operating margins by utilizing our management’s expertise and experience within existing programs and their expertise in improving performance at underperforming facilities. Management believes the efficiencies can be realized by investing in growth in strong markets, addressing capital-constrained facilities that have underperformed and improving management systems. Furthermore, our recent acquisitions of additional facilities give us an opportunity to develop a marketing strategy in many markets which should help us increase the geographic footprint from which our existing facilities attract patients and referrals.

Opportunistically pursue acquisitions. We have established a national platform for becoming the leading dedicated provider of high quality behavioral healthcare services in the U.S. With the Partnerships in Care acquisition, we intend to establish our company as a leading independent provider of mental health services in the United Kingdom. The behavioral healthcare industry in the United States and the independent behavioral healthcare industry in the United Kingdom are highly fragmented, and we selectively seek opportunities to expand and diversify our base of operations by acquiring additional facilities.

Acadia management believes there are a number of acquisition candidates available at attractive valuations, and we have a number of potential acquisitions in various stages of development and consideration in the United States. In addition, management sees meaningful opportunities to pursue additional select acquisitions in the United Kingdom.

Management believes our focus on inpatient behavioral healthcare and history of completing acquisitions provides us with a strategic advantage in sourcing, evaluating and closing acquisitions. We leverage our management team’s expertise to identify and integrate acquisitions based on a disciplined acquisition strategy that focuses on quality of service, return on investment and strategic benefits. We also have a comprehensive post-acquisition strategic plan to facilitate the integration of acquired facilities that includes improving facility operations, retaining and recruiting psychiatrists and other healthcare professionals and expanding the breadth of services offered by the facilities.

Drive organic growth of existing facilities. We seek to increase revenue at our facilities by providing a broader range of services to new and existing patients and clients. In addition, management intends to increase licensed bed counts in our existing facilities, with a focus on increasing the number of acute psychiatric beds. During the year ended December 31, 2013, we acquired seven facilities with an aggregate of 694 licensed beds including a 75-bed facility under construction, which opened on October 1, 2013. In addition, we added 325 new beds during the year ended December 31, 2013, including opening two newly-developed facilities with a combined 102 licensed beds. We expect to add over 300 total beds during 2014 (exclusive of acquisitions). Furthermore, management believes that opportunities exist to leverage out-of-state referrals to increase volume and minimize payor concentration in the United States, especially with respect to our youth and adolescent focused services and our substance abuse services.

Equity Sponsor

As of May 31, 2014, Waud Capital Partners, L.L.C. and its affiliates, or Waud Capital Partners, owned approximately 23% of our common stock. Affiliates of Waud Capital Partners are selling stockholders in this offering. Founded in 1993, Waud Capital Partners is a leading middle-market private equity firm that partners with management teams to create, acquire and grow companies that address significant, inefficient, highly-fragmented and underserved industry segments. Waud Capital Partners invests primarily through control-oriented growth equity investments, industry consolidations, buyouts or recapitalizations and seeks companies that generate strong cash flow and can be grown both organically and through add-on acquisitions. Waud Capital Partners’ current and exited portfolio is composed of companies in the healthcare, business/consumer, logistics/specialty distribution and value-added industrial business segments.

So long as Waud Capital Partners owns at least 17.5% of our outstanding common stock, it is entitled to designate the pro rata number of our directors that is proportional (but rounded up to the nearest whole number) to its percentage ownership of our outstanding common stock, subject to the NASDAQ rules regarding director independence, and has consent rights to many corporate actions, such as issuing equity or debt securities, paying dividends, acquiring any interest in another company and materially changing our business activities. It is possible that the interests of Waud Capital Partners may in some circumstances conflict with our interests and the interests of our other stockholders. It is expected that Waud Capital Partners will own approximately 18.4% of our outstanding common stock after completion of this offering assuming that the underwriters exercise their option to purchase additional shares of our common stock in full, or 20.3% of our outstanding common stock after completion of this offering assuming that the underwriters do not exercise their option to purchase additional shares of our common stock. See “Risk Factors–We are party to a stockholders agreement with Waud Capital Partners which provides it with certain rights over Company matters.”

Company Information

Acadia Healthcare Company, Inc. is a Delaware corporation. On May 13, 2011, we converted from a Delaware limited liability company (Acadia Healthcare Company, LLC) to a Delaware corporation (Acadia Healthcare Company, Inc.) in accordance with Delaware law. Our principal executive offices are located at 830 Crescent Centre Drive, Suite 610, Franklin, Tennessee 37067. Our telephone number is (615) 861-6000. Our website is www.acadiahealthcare.com. The information contained on our website is not part of this prospectus supplement or the accompanying prospectus and is not incorporated in this prospectus supplement, the accompanying prospectus or any other document that we file with the SEC by reference.

The Offering

Common stock offered by us	shares

Underwriters’ option to purchase additional shares from the selling stockholders or, if the selling stockholders elect not to grant such option, from the Company	shares

Common stock outstanding after this offering	shares

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $325 million. We plan to use the proceeds from this offering to fund our acquisition strategy, particularly a portion of the purchase price for the planned acquisition of Partnerships in Care and fees and expenses related to the Transactions, and otherwise for general corporate purposes, which may include the repayment of debt under the Amended and Restated Senior Credit Facility. We will not receive any proceeds from the sale of our shares of our common stock by the selling stockholders. See “Use of Proceeds” and “Selling Stockholders” elsewhere in this prospectus supplement.

Risk factors	You should carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page S-12 of this prospectus supplement, in the accompanying prospectus, in our Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in our other reports that we file with the SEC, which are incorporated by reference in this prospectus supplement, before making any decision to invest in our common stock.

Symbol for trading on The NASDAQ Global Market	ACHC

Unless otherwise indicated, all information in this prospectus supplement relating to the number of shares of our common stock outstanding immediately after the closing of this offering is based on 50,833,152 shares outstanding as of May 31, 2014, and:

•	gives effect to the issuance of shares of our common stock to be sold by us in this offering;

•	assumes that the underwriters do not exercise their option to purchase additional shares of common stock; and

•	excludes:

-	770,570 shares issuable upon exercise of stock options outstanding as of May 31, 2014 at a weighted average exercise price of $27.93 per share;

-	669,506 shares issuable upon the vesting of restricted units outstanding as of May 31, 2014; and

-	an aggregate of 2,733,153 shares reserved for future grants under our Incentive Compensation Plan as of May 31, 2014.

Unless otherwise indicated, references to shares outstanding or percentages that assume exercise of the underwriters’ option to purchase                  additional shares of common stock, assume that the selling stockholders, rather than the Company, grant the underwriters the option to purchase all                  additional shares of common stock. For additional information regarding our common stock, see “Description of Common Stock” in the accompanying prospectus.

Summary Historical Condensed Consolidated Financial Data and Unaudited Pro Forma Condensed Combined Financial Data

The table below sets forth:

•	our summary historical condensed consolidated financial data for the periods ended and at the dates indicated; and

•

the unaudited pro forma condensed combined financial data for Acadia giving effect to Acadia’s planned acquisition of Partnerships in Care on July 1, 2014, the offering of common stock described in this prospectus supplement and Acadia’s planned debt financing transactions.

We have derived the historical condensed consolidated financial data for each of the three years in the period ended December 31, 2013 from our audited consolidated financial statements incorporated by reference in this prospectus supplement from our Annual Report on Form 10-K for the year ended December 31, 2013. We have derived the summary condensed consolidated financial data as of and for the three months ended March 31, 2014 from our unaudited interim condensed consolidated financial statements incorporated by reference in this prospectus supplement from our Quarterly Report on Form 10-Q for the three months ended March 31, 2014. The unaudited financial statements were prepared on a basis consistent with our audited financial statements and include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the financial information in those statements. The results for the three months ended March 31, 2014 are not necessarily indicative of the results that may be expected for the entire fiscal year.

The summary unaudited pro forma condensed combined financial information below as of and for the year ended December 31, 2013 and as of and for the three months ended March 31, 2014 gives pro forma effect, in each case as if they occurred on January 1, 2013, to Acadia’s planned acquisition of Partnerships in Care, the offering of common stock described in this prospectus supplement and the planned debt financing transactions. With respect to this offering, the unaudited pro forma condensed combined financial data is based on the assumption that we are offering 7,344,998 shares of common stock at an assumed public offering price of $46.29 per share, which was the closing price of our common stock on June 6, 2014, as reported on the NASDAQ Global Market.

The summary historical condensed consolidated financial data below should be read in conjunction with “Unaudited Pro Forma Condensed Combined Financial Information” in this prospectus supplement and the consolidated financial statements and the notes thereto of Acadia and Partnerships in Care included in, or incorporated by reference into, this prospectus supplement.

On May 13, 2011, we converted from a Delaware limited liability company (Acadia Healthcare Company, LLC) to a Delaware corporation (Acadia Healthcare Company, Inc.) in accordance with Delaware law.

				Pro Forma Year Ended December 31, 2013	Three Months Ended March 31, 2013	Three Months Ended March 31, 2014	Pro Forma Three Months Ended March 31, 2014
	Year Ended December 31,
	2011	2012	2013
						(Unaudited)
	(In thousands)
Income Statement Data:
Revenue before provision for doubtful accounts	$219,704	$413,850	$735,109	$1,025,251	$165,705	$206,119	$275,569
Provision for doubtful accounts	(3,206)	(6,389)	(21,701)	(22,645)	(4,492)	(4,701)	(4,701)

Revenue	216,498	407,461	713,408	1,002,606	161,213	201,418	270,868
Salaries, wages and benefits(1)	152,609	239,639	407,962	571,767	94,351	117,575	158,372
Professional fees	8,896	19,019	37,171	50,032	9,014	10,382	13,498
Other operating expenses	37,096	70,111	128,190	168,629	27,908	35,943	45,640
Depreciation and amortization	4,278	7,982	17,090	32,807	3,622	5,436	9,240
Interest expense, net	9,191	29,769	37,250	55,869	8,762	9,707	13,711
Sponsor management fees	1,347	—	—	—	—	—	—
Debt extinguishment costs	—	—	9,350	9,350	9,350	—	—
Transaction-related expenses	41,547	8,112	7,150	5,563	1,474	1,579	1,570

Income (loss) from continuing operations, before income taxes	(38,466)	32,829	69,245	108,589	6,732	20,796	28,837
Income tax (benefit) provisions	5,272	12,325	25,975	34,748	2,678	7,775	9,228

Income (loss) from continuing operations	(33,194)	20,504	43,270	73,841	4,054	13,021	19,609
Income (loss) from discontinued operations, net of income taxes	(1,698)	(101)	(691)	—	(316)	37	—

Net income (loss)	$(34,892)	$20,403	$42,579	$73,841	$3,738	$13,058	$19,609

Other Financial Data:
Pro forma EBITDA(2)				197,265			51,788
Pro forma adjusted EBITDA(3)				219,079			55,562

	As of March 31, 2014
	Actual	As Adjusted(4)
	(Unaudited) (In thousands)
Unaudited As Adjusted Condensed Combined Balance Sheet Data
Cash and cash equivalents	$7,243	$7,362
Total assets	1,282,945	2,002,419
Total debt	663,196	1,019,196
Total stockholders’ equity	$496,150	$813,350

(1)	Salaries, wages and benefits include equity-based compensation expense of $17.3 million, $2.3 million, $5.2 million and $1.8 million for the years ended December 31, 2011, 2012 and 2013 and the three months ended March 31, 2014, respectively.

(2)	Pro forma EBITDA and pro forma adjusted EBITDA are reconciled to pro forma net income (loss) in the table below. Pro forma EBITDA and pro forma adjusted EBITDA are financial measures not recognized under GAAP. When presenting non-GAAP financial measures, we are required to reconcile the non-GAAP financial measures with the most directly comparable GAAP financial measure or measures. We define pro forma EBITDA as pro forma net income (loss) adjusted for loss (income) from discontinued operations, net interest expense, income tax provision (benefit) and depreciation and amortization. We define pro forma adjusted EBITDA as pro forma EBITDA adjusted for equity-based compensation expense, debt extinguishment costs, transaction-related expenses and other non-recurring costs. See the table and related footnotes below for additional information.

(3)	We present pro forma adjusted EBITDA because it is a measure management uses to assess financial performance. We believe that companies in our industry use measures of pro forma EBITDA as common performance measurements. We also believe that securities analysts, investors and other interested parties frequently use measures of pro forma EBITDA as financial performance measures and as indicators of ability to service debt obligations. While providing useful information, measures of pro forma EBITDA, including pro forma adjusted EBITDA, should not be considered in isolation or as a substitute for consolidated statement of operations and cash flows data prepared in accordance with GAAP and should not be construed as an indication of a company’s operating performance or as a measure of liquidity. Pro forma adjusted EBITDA may have material limitations as a performance measure because it excludes items that are necessary elements of our costs and operations. In addition, “EBITDA,” “Adjusted EBITDA” or similar measures presented by other companies may not be comparable to our presentation, because each company may define these terms differently. See “Non-GAAP Financial Measures.”

(4)	Adjusted to give effect to the Transactions (assuming the issuance and sale of common stock as set forth on the cover of this prospectus supplement), after deducting the underwriting discount and estimated offering expenses payable by us, assuming that the Transactions closed on March 31, 2014. A $1.00 increase in our share price would decrease the number of shares that we issue by 155,317, and a $1.00 decrease in our share price would increase the number of shares that we issue by 162,177, assuming in either case that we raise the gross proceeds as set forth on the cover of this prospectus supplement.

	Pro Forma Year Ended December 31,	Pro Forma Three Months Ended March 31,
	2013	2014
	(Unaudited)
	(In thousands)
Reconciliation of Pro Forma Net Income (Loss) to Pro Forma Adjusted EBITDA:
Net Income (loss)	$73,841	$19,609
Interest expense, net	55,869	13,711
Income tax provision	34,748	9,228
Depreciation and amortization	32,807	9,240

Pro forma EBITDA	$197,265	$51,788

Adjustments:
Equity-based compensation expense(a)	$5,249	$1,764
Transaction costs(b)	5,563	1,570
Debt extinguishment costs(c)	9,350	—
Other(d)	1,652	440

Pro forma adjusted EBITDA	$219,079	$55,562

(a)	Represents the equity-based compensation expense of Acadia for the respective periods.
(b)	Represents transaction costs incurred by Acadia primarily related to acquisitions.
(c)	Represents costs incurred in connection with the redemption of $52.5 million of our 12.875% Senior Notes in March 2013.
(d)	Represents costs incurred by Partnerships in Care related to non-recurring legal and other costs.

We may not be able to achieve all of the expected benefits from the synergies and cost savings described in the table above. This information is inherently uncertain and is not intended to represent what our financial position or results of operations might be for any future period. See “Risk Factors—Our acquisition strategy exposes us to a variety of operational and financial risks—Benefits may not materialize.”

RISK FACTORS

Investing in our common stock involves risks. Before making an investment in our common stock, you should carefully consider, among other factors, the risks described below and elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement. Please see “Special Note Regarding Forward-Looking Statements” on page S-ii of this prospectus supplement. Please also see “Risk Factors” and “Special Note Regarding Forward-Looking Statements” beginning on page 3 of the accompanying prospectus and the risks described in the documents incorporated by reference in this prospectus supplement, including those identified under “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in our other filings that we make with the Securities and Exchange Commission. The risks described in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement are not the only ones we face. Additional risks not presently known or that we currently deem immaterial could also materially and adversely affect our financial condition, results of operations, business and prospects. You should consult your own financial and legal advisors as to the risks entailed by an investment in these shares and the suitability of investing in such shares in light of your particular circumstances. Our business, financial condition and results of operations could be materially adversely affected by the materialization of any of these risks. The trading price of our common stock could decline due to the materialization of any of these risks, and you may lose all or part of your investment.

Risks Relating to the Acquisition

We may be unable to complete our planned acquisition of Partnerships in Care on currently anticipated terms, or at all.

On June 3, 2014, we entered into binding purchase agreement to acquire the specified equity interests of Partnerships in Care. The agreement provides that the Acquisition will close on July 1, 2014. The total consideration for the acquisition is equal to £395 million (approximately $660 million), subject to adjustment in relation to cash, debt and working capital balances of the target companies. We plan to finance the acquisitions in part through this offering and in part through an amendment to, or an amendment and restatement of, our Amended and Restated Senior Credit Facility, as we do not currently have sufficient capacity under our Amended and Restated Senior Credit Facility. We are currently negotiating a Proposed Amended and Restated Senior Credit Facility to provide for additional debt of approximately $300 million (or, if we cannot obtain the consent from holders of our existing notes, $250 million (or such lesser amount necessary for our secured leverage ratio to remain under 3.0x)) and expect the amendment to be effective commensurate with the closing of the Acquisition. If we do not get the requisite consents, we will only be able to borrow $250 million of term debt and then will issue additional unsecured debt to finance the Acquisition. If we are not able to complete the amendment to our Amended and Restated Senior Credit Facility on currently anticipated terms or at all or we otherwise are not able to close the anticipated financing transactions mentioned above, we may be unable to successfully complete the Acquisition on time, or at all, which could have a material adverse effect on our results of operations, financial condition and the trading price of our common stock.

If we are unable to integrate successfully Partnerships in Care into our business following the Acquisition, our business, financial condition and results of operations may be negatively impacted.

Upon the closing of the Acquisition, we will integrate Partnerships in Care’s business into our current business. Successful integration will depend on our ability to effect any required changes in operations or personnel which may entail unforeseen liabilities. The integration of Partnerships in Care may expose us to certain risks, including the following: difficulty in integrating Partnerships in Care in a cost-effective manner, including the establishment of effective management information and financial control systems; unforeseen legal, regulatory, contractual, employment or other issues arising out of the combination; combining corporate cultures; maintaining employee morale and retaining key employees; potential disruptions to our on-going business caused by its senior management’s focus on integrating Partnerships in Care; and performance of the combined assets not meeting our expectations or plans. A failure to properly integrate Partnerships in Care could have a corresponding material adverse effect on our business, results of operations, financial condition or prospects.

Expanding our operations internationally poses additional risks to our business.

We are currently engaged in business activities in the United States and Puerto Rico. The acquisition of Partnerships in Care marks our first entry into a foreign market. Our business or financial performance may be adversely affected due to the risks of operating internationally, including but not limited to the following: economic and political instability, failure to comply with foreign laws and regulations and adverse changes in the health care policy of the United Kingdom (including decreases in funding for the services provided by Partnerships in Care), adverse changes in law and regulations affecting the operations of Partnerships in Care, difficulties and costs of staffing and managing our new operations in the United Kingdom. If any of these events were to materialize, they could lead to disruption of our business, significant expenditures and/or damages to our reputation, which could have a material adverse effect on our results of operations, financial condition or prospects.

As a company based outside of the United Kingdom, we will need to take certain actions to be more easily accepted in the United Kingdom. For example, we may need to engage in a public relations campaign to emphasize service quality and company philosophy, preserve local management continuity and business practices and be transparent in our dealings with local governments and taxing authorities. Such efforts will require significant time and effort on the part of our management team. Our results of operation could suffer if these efforts are not successful.

Our acquisition of the capital shares of the Partnerships in Care entities may expose us to unknown or contingent liabilities for which we will not be indemnified.

We are acquiring the capital shares of Partnerships in Care entities. Such entities and/or the facilities that we will own upon completion of the Acquisition may have unknown or contingent liabilities, including, but not limited to, liabilities for uncertain tax positions, for failure to comply with healthcare laws and regulations and for unresolved litigation or regulatory reviews. Although we typically attempt to exclude significant liabilities from our acquisition transactions and seek indemnification from the sellers of such facilities, the purchase agreement with Partnerships in Care contains minimal representations and warranties about the entities and business that we are acquiring. In addition, we have no indemnification rights against the sellers under the purchase agreement and all of the purchase price consideration will be paid at closing of the Acquisition. Therefore, we may incur material liabilities for the past activities of acquired entities and facilities. Such liabilities and related legal or other costs and/or resulting damage to a facility’s reputation could negatively impact our business, financial condition or results of operations.

Partnerships in Care relies on publicly funded entities in the United Kingdom for approximately 97% of its revenue, and the loss or reduction of such funding or changes to procurement methods could negatively impact Partnerships in Care’s occupancy rates which could have a corresponding material adverse effect on Partnerships in Care’s business, results of operations, financial condition or prospects.

Referrals to Partnerships in Care’s services by NHS accounted for approximately 97% of its revenue for the year ended December 31, 2013. There is a risk that budget constraints, public spending cuts (such as the cuts announced by the United Kingdom government in the 2010 Comprehensive Spending Review and implemented in the 2011 and 2012 government budgets) or other financial pressures could cause NHS to reduce funding for the types of services that Partnerships in Care provides. For example, in 2010, NHS announced a period of austerity and reduced spending and outsourcing of medical health treatment, which adversely affected our results from 2010 to 2012 until such austerity was relaxed. In addition, policy changes in the United Kingdom could lead to fewer of such services being purchased by publicly funded entities or material changes being made to their procurement practices, or the in-sourcing of mental health services, any of which could materially reduce Partnerships in Care’s revenue.

As part of the Acquisition, we will assume Partnerships in Care’s existing pension plans and a defined contribution plan and will be responsible for an underfunded pension liability. In addition, we may be required to increase funding of the pension plans and/or be subject to restrictions on the use of excess cash.

Partnerships in Care is the sponsor of a defined benefit pension plan (the Partnerships in Care Limited Pension and Life Assurance Plan) that, as of December 31, 2013, covered approximately 187 members in the United Kingdom, most of whom are inactive and retired former employees. As of May 1, 2005, this plan was closed to new participants but then-current participants continue to accrue benefits. As of December 31, 2013, the net deficit recognized under UK GAAP in respect of this scheme was £4.9 million. Although this underfunded position was considered in determining the purchase price for Partnerships in Care, it may adversely affect the combined company as follows:

•

Laws and regulations normally require a new funding plan to be agreed upon every three years, with the next new funding plan to be agreed upon with the plan trustees by March 2015. Changes in actuarial assumptions, including future discount, inflation and interest rates, investment returns and mortality rates, may increase the underfunded position of the pension plan and cause the combined company to increase its contributions to the pension plan to cover underfunded liabilities.

•

The pension plan is regulated in the United Kingdom, and trustees represent the interests of covered workers. Laws and regulations could create an immediate funding obligation to the pension plan which could be significantly greater than the £5 million assumed for accounting purposes as of December 31, 2013, and could impact the ability to use Partnerships in Care’s existing cash or the combined company’s future excess cash to grow the business or finance other obligations. The use of Partnerships in Care’s cash and future cash flows beyond the operation of Partnerships in Care’s business or the satisfaction of Partnerships in Care’s obligations would require negotiations with the trustees and regulators.

We also are assuming an additional pension plan (the Federated Pension Plan), of which fewer than five Partnerships in Care employees are participants, and a defined contribution plan (the Partnerships in Care Limited New Generation Personal Pension) under which participants receive contributions as a proportion of earnings. Maintenance of these plans following the Acquisition may result in additional expenses to the combined company. Termination of these plans could have an adverse impact on employee relations and a material adverse effect on our financial results.

Partnerships in Care may not achieve fee rate increases or may suffer fee rate decreases, which could have an adverse impact on Partnerships in Care’s business, results of operations, financial condition or prospects.

The majority of fee rates that Partnerships in Care decides to set for its services are subject to annual adjustments. NHS has been under budgetary pressure since the announcement by the United Kingdom Government of the Comprehensive Spending Review in 2010 imposing cuts on government spending and have, as such, reduced its spending. This resulted in Partnerships in Care being unable to implement material price increases during the last several years (which has adversely affected its results), and there can be no assurance that Partnerships in Care will be able to implement price increases in the future. Furthermore, should the effect of any increase in Partnerships in Care’s annual wages or other operating costs of the business exceed the effect of any increase in Partnerships in Care’s weekly fee rates (which are the basis of Partnerships in Care’s revenue), we would have to absorb such costs and this could have a material adverse effect on our business, results of operations, financial condition or prospects.

With NHS as the principal provider of secure mental healthcare services and the preferred provider in the United Kingdom, and other independent operators, we face significant competition in the United Kingdom.

NHS is the principal provider of secure mental healthcare services in the United Kingdom, with approximately 70% of the totals beds in the United Kingdom. As the preferred provider, there is a bias toward referrals to NHS, and therefore NHS facilities have maintained a high occupancy rates. As a result of budget constraints, independent operators have emerged to satisfy the demand for mental health services not supplied by NHS. Partnerships in Care may not be able to compete effectively with NHS or other independent operators.

Partnerships in Care relies upon maintaining strong relationships with commissioners employed by publicly funded entities and any reorganization of such publicly funded entities may result in the loss of those relationships.

The relationships that Partnerships in Care’s sales and marketing function holds with commissioners is a key driver of Partnerships in Care’s referrals. Should there be a major reorganization of publicly funded entities, such as the NHS reorganization announced in 2010 and implemented between 2012 and 2013, Partnerships in Care may need to rebuild such relationships which could result in a decrease in the number of referrals made to Partnerships in Care’s facilities, which could have a corresponding material adverse effect on our business, results of operations, financial condition or prospects.

Partnerships in Care operates in a highly regulated business environment, which is subject to political and regulatory scrutiny. Failure to comply with regulations or the introduction of new regulations or standards with which Partnerships in Care does not comply could lead to substantial penalties, including the loss of registration on one or more of Partnerships in Care’s facilities.

Partnerships in Care’s business is subject to a high level of regulation and oversight, in particular from: the Care Quality Commission (“CQC”), the independent regulator for health and adult social care in England; Healthcare Improvement Scotland (“HIS”), the independent regulator for healthcare services in Scotland; Healthcare Inspectorate Wales (“HIW”), the independent regulator of for all healthcare services in Wales; and Monitor, the non-departmental public body of the United Kingdom government that serves as the sector regulator for health services in England. The regulatory requirements relevant to Partnerships in Care’s business span the range of Partnerships in Care’s operations from the establishment of new facilities, which are subject to registration requirements, to the recruitment and appointment of staff, occupational health and safety, duty of care to the people Partnerships in Care supports, administration of controlled drugs, clinical standards, conduct of Partnerships in Care’s professional and care staff and other requirements.

Inspections by regulators can be carried out on both an announced and, in most cases, unannounced basis, depending on the specific regulatory provisions relating to the different services Partnerships in Care provides. A failure to comply with regulations in the future, the receipt of poor ratings or lower ratings, the receipt of a negative report that leads to a determination of regulatory noncompliance, or Partnerships in Care’s failure to cure any defect noted in an inspection report could result in reputational damage to Partnerships in Care, fines, or the revocation or suspension of the registration or closure of any care facility or service. Additionally, as placing authorities monitor performance, negative changes in regulatory compliance may affect the number of referrals made to Partnerships in Care. In addition, frequent changes are made to regulatory assessment methods.

We cannot guarantee that current laws, regulations and regulatory assessment methodologies will not be modified or replaced in the future. Such future developments and amendments may negatively impact Partnerships in Care’s operations which could have a material adverse effect on Partnerships in Care’s business, results of operations, financial condition or prospects.

Foreign currency exchange rate fluctuations could materially impact our consolidated financial position and results of operations.

The acquisition of Partnerships in Care expands our operations to the United Kingdom. Accordingly, a portion of our net revenues will be derived from operations in the United Kingdom, and we intend to translate sales and other results denominated in foreign currency into U.S. dollars for our consolidated financial statements. During periods of a strengthening U.S. dollar, our reported international sales and net earnings could be reduced because foreign currencies may translate into fewer U.S. dollars.

In all jurisdictions in which we operate, we are also subject to laws and regulations that govern foreign investment, foreign trade and currency exchange transactions. These laws and regulations may limit our ability to repatriate cash as dividends or otherwise to the United States and may limit our ability to convert foreign currency cash flows into U.S. dollars.

We will incur significant transaction and acquisition-related costs in connection with the Acquisition.

We will incur substantial costs in connection with the Acquisition, including approximately $19.0 million in transaction-related expenses. In addition, we may incur additional costs to maintain employee morale and to retain key employees, and we will incur substantial fees and costs related to formulating and executing integration plans. Although we expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, should allow us to more than offset incremental transaction and acquisition-related costs over time, this net benefit may not be achieved in the near term, or at all.

The pro forma financial statements are presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the Acquisition.

The pro forma financial statements contained in this prospectus supplement are presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the Acquisition for several reasons. For example, the pro forma financial statements have been derived from our historical financial statements and Partnerships in Care’s historical financial statements, and certain adjustments and assumptions have been made regarding the combined company after giving effect to the Acquisition. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with accuracy. Moreover, the actual financial condition and results of operations of the combined company following the Acquisition may not be consistent with, or evident from, these pro forma financial statements.

In addition, the assumptions used in preparing the pro forma financial data may not prove to be accurate, and other factors may affect the combined company’s financial condition or results of operations following the Acquisition. Any potential decline in the combined company’s financial condition or results of operations may cause significant variations in the stock price of the combined company. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

We have made certain assumptions relating to the Acquisition in our forecasts that may prove to be materially inaccurate.

We have made certain assumptions relating to the forecast level of cost savings, synergies and associated costs of the Acquisition. Our assumptions relating to the forecast level of cost savings, synergies and associated costs of the Acquisition may be inaccurate based on the information available to us, including as the result of the failure to realize the expected benefits of the Acquisition, higher than expected transaction and integration costs and unknown liabilities as well as general economic and business conditions that may adversely affect the combined company following the completion of the Acquisition. In addition, Partnerships in Care was operating at a net loss for the year ended December 31, 2013 and for the three months ended March 31, 2014, which may impact our ability to achieve synergies and profitability from the Acquisition in the near term.

Risks of the Combined Company Upon Completion of the Acquisition

Our substantial debt could adversely affect our financial health and prevent us from fulfilling our obligations under our financing arrangements.

As of March 31, 2014, we had $663.2 million of total debt, which included $392.1 million of debt under our Amended and Restated Senior Credit Facility, $96.3 million (net of a discount of $1.2 million) of debt under our 12.875% Senior Notes due 2018, or the 12.875% Senior Notes, $150.0 million of debt under our 6.125% Senior Notes due 2021, or together with the 12.875% Senior Notes, the Senior Notes, and $24.8 million (including a premium of $2.0 million) of Lee County (Florida) Industrial Development Authority Healthcare Facilities Revenue Bonds, Series 2010 with stated interest rates of 9.0% and 9.5%. In connection with the planned acquisition of Partnerships in Care, we anticipate amending, or amending and restating, our Amended and Restated Senior Credit Facility to provide for additional debt of approximately $300.0 million (or, if we cannot obtain the consent from holders of our existing notes, $250.0 million (or such lesser amount necessary for our secured leverage ratio to remain under 3.0x)) and incurring additional debt. Our substantial debt could have important consequences to our business. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	make it more difficult for us to satisfy our other financial obligations;

•	restrict us from making strategic acquisitions or cause us to make non-strategic divestitures;

•

require us to dedicate a substantial portion of our cash flow from operations to payments on our debt (including scheduled repayments on our outstanding term loan borrowings under the Amended and Restated Senior Credit Facility), thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	expose us to interest rate fluctuations because the interest on the Amended and Restated Senior Credit Facility is imposed at variable rates;

•	make it more difficult for us to satisfy our obligations to our lenders, resulting in possible defaults on and acceleration of such debt;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt;

•	limit our ability to borrow additional funds; and

•	limit our ability to pay dividends, redeem stock or make other distributions.

In addition, the terms of our financing arrangements contain restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debts, including the Amended and Restated Senior Credit Facility and Senior Notes.

Despite our debt level, we may incur significant additional amounts of debt, which could further exacerbate the risks associated with our substantial debt.

We may incur substantial additional debt, including additional notes and other secured debt, in the future. Although the indentures governing our outstanding Senior Notes and our Amended and Restated Senior Credit Facility contain restrictions on the incurrence of additional debt, these restrictions are subject to a number of significant qualifications and exceptions, and under certain circumstances, the amount of debt that could be incurred in compliance with these restrictions could be substantial. If new debt is added to our existing debt levels, the related risks that we now face would intensify and we may not be able to meet all our debt obligations.

Servicing our debt will require a significant amount of cash. Our ability to generate sufficient cash to service our debt depends on many factors beyond our control.

Our ability to make payments on and to refinance our debt, to fund planned capital expenditures and to maintain sufficient working capital will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under the Amended and Restated Senior Credit Facility, as it may be amended, or from other sources in an amount sufficient to enable us to service our debt or to fund our other liquidity needs. If our cash flow and capital resources are insufficient to allow us to make scheduled payments on our debt, we may need to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance all or a portion of our debt on or before the maturity thereof, any of which could have a material adverse effect on our business, financial condition or results of operations. We cannot assure you that we will be able to refinance any of our debt on commercially reasonable terms or at all, or that the terms of that debt will allow any of the above alternative measures or that these measures would satisfy our scheduled debt service obligations. If we are unable to generate sufficient cash flow to repay or refinance our debt on favorable terms, it could significantly adversely affect our financial condition and the value of our outstanding debt. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations.

We will be subject to taxation in certain foreign jurisdictions after the acquisition of Partnerships in Care. Any adverse development in the tax laws of such jurisdictions or any disagreement with our tax positions could have a material adverse effect on our business, financial condition or results of operations. In addition, our effective tax rate could change materially as a result of certain changes in our mix of United States and foreign earnings and other factors, including changes in tax laws.

We will be subject to taxation in, and to the tax laws and regulations of, certain foreign jurisdictions as a result of our operations and our corporate and financing structure after the acquisition of Partnerships in Care. Adverse developments in these tax laws or regulations, or any change in position regarding the application, administration or interpretation thereof, in any applicable jurisdiction, could have a material adverse effect on our business, financial condition or results of operations. In addition, the tax authorities in any applicable jurisdiction may disagree with the tax treatment or characterization of any of our transactions, which, if successfully challenged by such tax authorities, could have a material adverse effect on our business, financial condition or results of operations. Certain changes in the mix of our earnings between jurisdictions and assumptions used in the calculation of income taxes, among other factors, could have a material adverse effect on our overall effective tax rate. In addition, legislative proposals to change the United States taxation of foreign earnings could also increase our effective tax rate.

Our acquisition strategy exposes us to a variety of operational and financial risks.

A principal element of our business strategy is to grow by acquiring other companies and assets in the behavioral healthcare industry. Growth, especially rapid growth, through acquisitions exposes us to a variety of operational and financial risks. We summarize the most significant of these risks below. For specific risks related to the acquisition of Partnerships in Care, see “Risks Relating to the Acquisition” above.

Integration risks

We must integrate our acquisitions with our existing operations. This process includes the integration of the various components of our business and of the businesses we have acquired or may do so in the future, including the following:

•	additional psychiatrists, other physicians and employees who are not familiar with our operations;

•	patients who may elect to switch to another behavioral healthcare provider;

•	regulatory compliance programs; and

•	disparate operating, information and record keeping systems and technology platforms.

Integrating a new facility could be expensive and time consuming and could disrupt our ongoing business, negatively affect cash flow and distract management and other key personnel from day-to-day operations.

We may not be able to combine successfully the operations of recently acquired facilities with our operations, and even if such integration is accomplished, we may never realize the potential benefits of the acquisition. The integration of acquisitions with our operations requires significant attention from management, may impose substantial demands on our operations or other projects and may impose challenges on the combined business including, but not limited to, consistencies in business standards, procedures, policies, business cultures and internal controls and compliance. Certain acquisitions involve a capital outlay, and the return that we achieved on any capital invested may be less than the return that we would achieve on our other projects or investments. If we fail to complete the integration of recently acquired facilities, we may never fully realize the potential benefits of the related acquisitions.

Benefits may not materialize

When evaluating potential acquisition targets, we identify potential synergies and cost savings that we expect to realize upon the successful completion of the acquisition and the integration of the related operations. We may, however, be unable to achieve or may otherwise never realize the expected benefits. Our ability to realize the expected benefits from potential cost savings and revenue improvement opportunities is subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control, such as changes to government regulation governing or otherwise impacting the behavioral healthcare industry, reductions in reimbursement rates from third-party payors, reductions in service levels under our contracts, operating difficulties, client preferences, changes in competition and general economic or industry conditions. If we are unsuccessful in implementing these improvements or if we do not achieve our expected results, it may adversely impact our business, financial condition or results of operations.

Assumptions of unknown liabilities

Facilities that we acquire may have unknown or contingent liabilities, including, but not limited to, liabilities for failure to comply with healthcare laws and regulations. Although we typically attempt to exclude significant liabilities from our acquisition transactions and seek indemnification from the sellers of such facilities for at least a portion of these matters, we do not have indemnification rights against the sellers under the Partnerships in Care acquisition. Even in those acquisitions in which we have such rights, we may experience difficulty enforcing the sellers’ obligations, or we may incur material liabilities for the past activities of acquired facilities. Such liabilities and related legal or other costs and/or resulting damage to a facility’s reputation could negatively impact our business, financial condition or results of operations.

Competing for acquisitions

We face competition for acquisition candidates primarily from other for-profit healthcare companies, as well as from not-for-profit entities. Some of our competitors may have greater resources than we do. As a result, we may pay more to acquire a target business or may agree to less favorable deal terms than we would have otherwise. Our principal competitors for acquisitions have included UHS, Aurora Behavioral Health Care and private equity firms. Also, suitable acquisitions may not be accomplished due to unfavorable terms.

Further, the cost of an acquisition could result in a dilutive effect on our results of operations, depending on various factors, including the amount paid for an acquired facility, the acquired facility’s results of operations, the fair value of assets acquired and liabilities assumed, effects of subsequent legislation and limits on rate increases. In addition, we may have to pay cash, incur debt, or issue equity securities to pay for any such acquisition, which could adversely affect our financial results, result in dilution to our stockholders, result in increased fixed obligations or impede our ability to manage our operations.

Managing growth

Some of the facilities we have acquired or may acquire in the future may have had significantly lower operating margins prior to the time of our acquisition or may have had operating losses prior to such acquisition. If we fail to improve the operating margins of the facilities we acquire, operate such facilities profitably or effectively integrate the operations of the acquired facilities, our results of operations could be negatively impacted.

Failure to comply with the international and U.S. laws and regulations applicable to our international operations could subject us to penalties and other adverse consequences.

We face several risks inherent in conducting business internationally, including compliance with international and U.S. laws and regulations that apply to our international operations. These laws and regulations include U.S. laws such as the Foreign Corrupt Practices Act and other U.S. federal laws and regulations established by the Office of Foreign Asset Control, local laws such as the United Kingdom Bribery Act 2010 or other local laws which prohibit corrupt payments to governmental officials or certain payments or remunerations to customers. Given the high level of complexity of these laws, however, there is a risk that some provisions may be inadvertently breached by us, for example through fraudulent or negligent behavior of individual employees, our failure to comply with certain formal documentation requirements, or otherwise. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers or our employees, implementation of compliance programs, and prohibitions on the conduct of our business. Any such violations could include prohibitions on our ability to conduct business in the United Kingdom and could materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, our business and our operating results. Our success depends, in part, on our ability to anticipate these risks and manage these challenges.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

The public offering price of our common stock is substantially higher than the net tangible book value per share of our outstanding common stock immediately after this offering. As a result, you will suffer immediate and substantial dilution in the net tangible book value of the common stock you purchase in this offering. If the underwriters exercise their option to purchase additional shares, you will experience additional dilution.

Future sales of common stock by our existing stockholders may cause our stock price to fall.

The market price of our common stock could decline as a result of sales by our existing stockholders in the market, or the perception that these sales could occur. These sales might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate.

Waud Capital Partners, along with certain members of our management, have certain demand and piggyback registration rights with respect to shares of our common stock beneficially owned by them. The presence of additional shares of our common stock trading in the public market, as a result of the exercise of such registration rights, may have an adverse effect on the market price of our securities.

If securities or industry analysts do not publish research or reports about our business, if they were to change their recommendations regarding our stock adversely or if our operating results do not meet their expectations, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us. If one or more of these analysts cease coverage of us or fail to publish regular reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock or if our operating results do not meet their expectations, our stock price could decline.

We are party to a stockholders agreement with Waud Capital Partners which provides it with certain rights over Company matters.

Prior to this offering, Waud Capital Partners owned approximately 23% of our outstanding common stock. In accordance with the terms of the stockholders agreement among Waud Capital Partners, Acadia and certain current and former members of our management, for so long as Waud Capital Partners owns at least 17.5% of our outstanding common stock, it is entitled to designate the pro rata number of our directors that is proportional (but rounded up to the nearest whole number) to its percentage ownership of our outstanding common stock, subject to the NASDAQ rules regarding director independence, and has consent rights to many corporate actions, such as issuing equity or debt securities, paying dividends, acquiring any interest in another company and materially changing our business activities. It is possible that the interests of Waud Capital Partners may in some circumstances conflict with our interests and the interests of our other stockholders. Waud Capital Partners is selling shares of our common stock in this offering and is expected to own approximately 18.4% of our outstanding common stock after completion of the offering assuming that the underwriters exercise their option to purchase additional shares in full.

Fluctuations in our operating results, quarter to quarter earnings and other factors, including incidents involving our patients and negative media coverage, may result in significant decreases in the price of our common stock.

The stock markets experience volatility that is often unrelated to operating performance. These broad market fluctuations may adversely affect the trading price of our common stock and, as a result, there may be significant volatility in the market price of our common stock. If we are unable to operate our facilities as profitably as we have in the past or as our stockholders expect us to in the future, the market price of our common stock will likely decline as stockholders could sell shares of our common stock when it becomes apparent that the market expectations may not be realized. In addition to our operating results, many economic and seasonal factors outside of our control could have an adverse effect on the price of our common stock and increase fluctuations in our quarterly earnings. These factors include certain of the risks discussed herein, demographic changes, operating results of other healthcare companies, changes in our financial estimates or recommendations of securities analysts, speculation in the press or investment community, the possible effects of war, terrorist and other hostilities, adverse weather conditions, the level of seasonal illnesses, managed care contract negotiations and terminations, changes in general conditions in the economy or the financial markets or other developments affecting the healthcare industry. An incident involving one or more of our patients could result in negative media coverage and adversely affect the trading price of our common stock.

We have been and could become the subject of negative media coverage as a result of incidents involving one or more of our patients. If we were to receive such negative publicity or unfavorable media attention, whether warranted or unwarranted, the trading price of our common stock and reputation could be significantly, adversely affected. In addition, we may become subject to increased regulatory burdens, governmental investigations and may be required to pay large judgments or fines.

Our revenues and results of operations are significantly affected by payments received from the government and third-party payors.

A significant portion of the combined companies’ revenues (after giving effect to the Acquisition) will be from government healthcare programs, principally Medicare, Medicaid and NHS. For the year ended December 31, 2013, Acadia derived approximately 70% of its revenues from the Medicare and Medicaid programs, and Partnerships in Care derived approximately 97% of its revenue from NHS.

Changes in these government programs in recent years have resulted in limitations on reimbursement and, in some cases, reduced levels of reimbursement for healthcare services. Payments from federal, state and UK government healthcare programs are subject to statutory and regulatory changes, administrative rulings, interpretations and determinations, requirements for utilization review, and governmental funding restrictions, all of which could materially increase or decrease program payments, as well as affect the cost of providing service to patients and the timing of payments to facilities. We are unable to predict the effect of recent and future policy changes on our operations. In addition, since most states operate with balanced budgets, and since the Medicaid program is often a state’s largest program, some states can be expected to enact or consider enacting legislation formulated to reduce their Medicaid expenditures. Furthermore, the recent economic downturn has increased the budgetary pressures on the federal government and many state governments, which may negatively affect the availability of taxpayer funds for Medicare and Medicaid programs.

If the rates paid or the scope of services covered by government payors are reduced, there could be a material adverse effect on our business, financial condition and results of operations.

In addition to changes in government reimbursement programs, our ability to negotiate favorable contracts with private payors, including managed care providers, significantly affects the financial condition and operating results of our facilities in the United States. Management expects third-party payors to aggressively manage reimbursement levels and cost controls. Reductions in reimbursement amounts received from third-party payors could have a material adverse effect on our business, financial condition and results of operations.

We are subject to a number of restrictive covenants, which may restrict our business and financing activities.

Our financing arrangements impose, and the terms of any future debt may impose, operating and other restrictions on us. Such restrictions affect, and in many respects limit or prohibit, among other things, our and our subsidiaries’ ability to:

•	incur or guarantee additional debt and issue certain preferred stock;

•	pay dividends on our common stock or redeem, repurchase or retire our equity interests or subordinated debt;

•	transfer or sell our assets:

•	make certain payments or investments;

•	make capital expenditures;

•	create certain liens on assets;

•	create restrictions on the ability of our subsidiaries to pay dividends or make other payments to us;

•	engage in certain transactions with our affiliates; and

•	merge or consolidate with other companies.

The Amended and Restated Senior Credit Facility also requires us to meet certain financial ratios, including a fixed charge coverage ratio and a consolidated leverage ratio.

The restrictions may prevent us from taking actions that management believes would be in the best interests of our business and may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. We also may incur future debt obligations that might subject us to additional restrictive covenants that could affect our financial and operational flexibility. Our ability to comply with these covenants in future periods will largely depend on the pricing of our products and services, our success at implementing cost reduction initiatives and our ability to successfully implement our overall business strategy. We cannot assure you that we will be granted waivers or amendments to our financing arrangements if for any reason we are unable to comply with our financial covenants. The breach of any of these covenants and restrictions could result in a default under the indentures governing the Senior Notes or under the Amended and Restated Senior Credit Facility, which could result in an acceleration of our debt.

If we default on our obligations to pay our debt, we may not be able to make payments on our financing arrangements.

Any default under the agreements governing our debt, including a default under the Amended and Restated Senior Credit Facility, and the remedies sought by the holders of such debt, could adversely affect our ability to pay the principal, premium, if any, and interest on the Senior Notes and substantially decrease the market value of the Senior Notes. If we are unable to generate sufficient cash flows and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our debt, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our debt (including the Amended and Restated Senior Credit Facility and the indentures governing the Senior Notes), we would be in default under the terms of the agreements governing such debt. In the event of such default, the holders of such debt could elect to declare all the funds borrowed thereunder to be due and payable, the lenders under the Amended and Restated Senior Credit Facility could elect to terminate their commitments or cease making further loans and institute foreclosure proceedings against our assets, or we could be forced to apply all available cash flows to repay such debt, and, in any such case, we could ultimately be forced into bankruptcy or liquidation. Because the indentures governing the Senior Notes and the agreement governing the Amended and Restated Senior Credit Facility have customary cross-default provisions, if the debt under the Senior Notes or under the Amended and Restated Senior Credit Facility is accelerated, we may be unable to repay or refinance the amounts due.

A worsening of the economic and employment conditions in the geographies in which we operate could materially affect our business and future results of operations.

During periods of high unemployment, governmental entities often experience budget deficits as a result of increased costs and lower than expected tax collections. These budget deficits at the federal, state and local levels have decreased, and may continue to decrease, spending for health and human service programs, including Medicare and Medicaid in the United States, which are significant payor sources for our facilities. In periods of high unemployment, we also face the risk of potential declines in the population covered under private insurance, patient decisions to postpone or decide against receiving behavioral healthcare services, potential increases in the uninsured and underinsured populations we serve and further difficulties in collecting patient co-payment and deductible receivables.

Furthermore, the availability of liquidity and capital resources to fund the continuation and expansion of many business operations worldwide has been limited in recent years. Our ability to access the capital markets on acceptable terms may be severely restricted at a time when we would like, or need, access to those markets, which could have a negative impact on our growth plans, our flexibility to react to changing economic and business conditions and our ability to refinance existing debt (including debt under our Amended and Restated Senior Credit Facility and the Senior Notes). The recent economic downturn or other economic conditions could also adversely affect the counterparties to our agreements, including the lenders under the Amended and Restated Senior Credit Facility, causing them to fail to meet their obligations to us.

If we fail to comply with extensive laws and government regulations, we could suffer penalties or be required to make significant changes to our operations.

Companies operating in the behavioral healthcare industry in the United States are required to comply with extensive and complex laws and regulations at the federal, state and local government levels relating to, among other things: billing practices and prices for services; relationships with physicians and other referral sources; necessity and quality of medical care; condition and adequacy of facilities; qualifications of medical and support personnel; confidentiality, maintenance and security issues associated with health-related information and patient health information, or PHI; the screening, stabilization and/or transfer of patients who have emergency medical conditions; certification, licensure and accreditation of our facilities; operating policies and procedures; activities regarding competitors; and addition or expansion of facilities and services.

Among these laws are the anti-kickback provision of the Social Security Act, or the Anti-Kickback Statute, the federal physician self-referral, or the Stark Law, the federal False Claims Act, or the False Claims Act, and similar state laws. These laws, and particularly the Anti-Kickback Statute and the Stark Law, impact the relationships that we may have with physicians and other potential referral sources. We have a variety of financial relationships with physicians and other professionals who refer patients to our facilities, including employment contracts, leases and professional service agreements. The Office of the Inspector General of the Department of Health and Human Services has issued certain exceptions and safe harbor regulations that outline practices that are deemed acceptable under the Stark Law and Anti-Kickback Statute. While we endeavor to comply with applicable exceptions and safe harbors, certain of our current arrangements with physicians and other potential referral sources may not qualify for safe harbor protection. Failure to meet a safe harbor does not mean that the arrangement necessarily violates the Anti-Kickback Statute, but may subject the arrangements to greater scrutiny. We cannot offer assurances that practices that are outside of a safe harbor will not be found to violate the Anti-Kickback Statute. Allegations of violations of the Stark Law and Anti-Kickback Statute may be brought under the federal Civil Monetary Penalty Law, which requires a lower burden of proof than other fraud and abuse laws.

These laws and regulations are extremely complex, and, in many cases, we do not have the benefit of regulatory or judicial interpretation. In the future, it is possible that different interpretations of these laws and regulations could subject our current or past practices to allegations of impropriety or illegality or could require us to make changes in our arrangements for facilities, equipment, personnel, services, capital expenditure programs and operating expenses. A determination that we have violated one or more of these laws could subject us to liabilities, including civil penalties, exclusion of one or more facilities from participation in the government healthcare programs and, for violations of certain laws and regulations, criminal penalties. Even the public announcement that we are being investigated for possible violations of these laws could cause our reputation to suffer and have a material adverse effect on our business, financial condition or results of operations. In addition, we cannot predict whether other legislation or regulations at the federal or state level will be adopted, what form such legislation or regulations may take or what their impact on us may be.

The construction and operation of healthcare facilities in the United States are subject to extensive federal, state and local regulation relating to, among other things, the adequacy of medical care, equipment, personnel, operating policies and procedures, fire prevention, rate-setting, compliance with building codes and environmental protection. Additionally, such facilities are subject to periodic inspection by government authorities to assure their continued compliance with these various standards. If we fail to adhere to these standards, we could be subject to monetary and operational penalties.

Many of our U.S. facilities are also accredited by third-party accreditation agencies such as The Joint Commission. If any of our existing healthcare facilities lose their accreditation or any of our new facilities fail to receive accreditation, such facilities could become ineligible to receive reimbursement under Medicare or Medicaid.

Similarly, providers of behavioral healthcare services in the United Kingdom are also subject to a highly regulated business environment. Failure to comply with regulations, lapses in the standards of care, the receipt of poor ratings or lower ratings, the receipt of a negative report that leads to a determination of regulatory non-compliance, or the failure to cure any defect noted in an inspection report could lead to substantial penalties, including the loss of registration or closure of one or more facilities as well as damage to reputation.

We may be required to spend substantial amounts to comply with statutes and regulations relating to privacy and security of patient health information.

There are currently numerous legislative and regulatory initiatives in both the U.S. and the United Kingdom addressing patient privacy and information security concerns. In particular, federal regulations issued under HIPAA require our U.S. facilities to comply with standards to protect the privacy, security and integrity of PHI. These regulations have imposed extensive administrative requirements, technical and physical information security requirements, restrictions on the use and disclosure of PHI and related financial information and have provided patients with additional rights with respect to their health information. Compliance with these regulations requires substantial expenditures, which could negatively impact our business, financial condition or results of operations. In addition, our management has spent, and may spend in the future, substantial time and effort on compliance measures.

Violations of the privacy and security regulations could subject our operations to substantial civil monetary penalties and substantial other costs and penalties associated with a breach of data security, including criminal penalties.

We may be subject to liabilities from claims brought against our facilities.

We are subject to medical malpractice lawsuits and other legal actions in the ordinary course of business. Some of these actions may involve large claims, as well as significant defense costs. We cannot predict the outcome of these lawsuits or the effect that findings in such lawsuits may have on us. All professional and general liability insurance we purchase is subject to policy limitations. Management believes that, based on our past experience and actuarial estimates, our insurance coverage is adequate considering the claims arising from the operations of our facilities. While we continuously monitor our coverage, our ultimate liability for professional and general liability claims could change materially from our current estimates. If such policy limitations should be partially or fully exhausted in the future, or payments of claims exceed our estimates or are not covered by our insurance, it could have a material adverse effect on our business, financial condition or results of operations.

We have been and could become the subject of governmental investigations, regulatory actions and whistleblower lawsuits.

Healthcare companies in both the United States and the United Kingdom are subject to numerous investigations by various governmental agencies. Certain of our facilities have received, and other facilities may receive, government inquiries from, and may be subject to investigation by, governmental agencies. Depending on whether the underlying conduct in these or future inquiries or investigations could be considered systemic, their resolution could have a material adverse effect on our business, financial condition and results of operations.

Further, under the federal False Claims Act, private parties are permitted to bring qui tam or “whistleblower” lawsuits against companies that submit false claims for payments to, or improperly retain overpayments from, the government. Because qui tam lawsuits are filed under seal, we could be named in one or more such lawsuits of which we are not aware.

We are subject to uncertainties regarding recent health reform and budget legislation.

The expansion of health insurance coverage in the United States under the Patient Protection and Affordable Care Act and the Reconciliation Act, or, collectively, the Health Reform Legislation, may increase the number of patients using our facilities who have either private or public program coverage. In addition, a disproportionately large percentage of new Medicaid coverage is likely to be in states that currently have relatively low income eligibility requirements and may include states where we have facilities. Furthermore, as a result of the Health Reform Legislation, there may be a reduction in uninsured patients, which should reduce our expense from uncollectible accounts receivable.

Notwithstanding the foregoing, the Health Reform Legislation makes a number of other changes to Medicare and Medicaid which management believes may have an adverse impact on us. The various provisions in the Health Reform Legislation that directly or indirectly affect reimbursement are scheduled to take effect over a number of years. Health Reform Legislation provisions are likely to be affected by the incomplete nature of implementing regulations or expected forthcoming interpretive guidance, gradual implementation or future legislation. Further, Health Reform Legislation provisions, such as those creating the Medicare Shared Savings Program and the Independent Payment Advisory Board, create certain flexibilities in how healthcare may be reimbursed by federal programs in the future. Thus, we cannot predict the impact of the Health Reform Legislation on our future reimbursement at this time.

The Health Reform Legislation also contains provisions aimed at reducing fraud and abuse in healthcare. The Health Reform Legislation amends several existing laws, including the federal Anti-Kickback Statute and the False Claims Act, making it easier for government agencies and private plaintiffs to prevail in lawsuits brought against healthcare providers. Congress revised the intent requirement of the Anti-Kickback Statute to provide that a person is not required to have actual knowledge or specific intent to commit a violation of the Anti-Kickback Statute in order to be found guilty of violating such law. The Health Reform Legislation also provides that any claims for items or services that violate the Anti-Kickback Statute are also considered false claims for purposes of the federal civil False Claims Act. The Health Reform Legislation provides that a healthcare provider that knowingly retains an overpayment in excess of 60 days is subject to the federal civil False Claims Act.

The impact of the Health Reform Legislation on each of our facilities may vary. We cannot predict the impact the Health Reform Legislation may have on our business, results of operations, cash flow, capital resources and liquidity, or whether we will be able to adapt successfully to the changes required by the Health Reform Legislation.

We are similarly unable to guarantee that current United Kingdom laws, regulations and regulatory assessment methodologies will not be modified or replaced in the future. Additionally, there is a risk that budget constraints, public spending cuts (such as the cuts announced by the United Kingdom government in the 2010 Comprehensive Spending Review and implemented in the 2011 and 2012 government budgets) or other financial pressures could cause NHS to reduce funding for the types of services that Partnerships in Care provides. Such policy changes in the United Kingdom could lead to fewer services being purchased by publicly funded entities or material changes being made to their procurement practices, any of which could materially reduce Partnerships in Care’s revenue. These and other future developments and amendments may negatively impact our operations, which could have a material adverse effect on our business, financial condition or results of operations. See “—Expanding our operations internationally poses additional risks to our business” in this prospectus supplement.

We operate in a highly competitive industry, and competition may lead to declines in patient volumes.

The healthcare industry is highly competitive, and competition among healthcare providers (including hospitals) for patients, physicians and other healthcare professionals has intensified in recent years. There are other healthcare facilities that provide behavioral and other mental health services comparable to at least some of those offered by our facilities in each of the geographical areas in which we operate. Some of our competitors are owned by tax-supported governmental agencies or by nonprofit corporations and may have certain financial advantages not available to us, including endowments, charitable contributions, tax-exempt financing and exemptions from sales, property and income taxes.

If our competitors are better able to attract patients, recruit and retain physicians and other healthcare professionals, expand services or obtain favorable managed care contracts at their facilities, we may experience a decline in patient volume and our results of operations may be adversely affected.

We will similarly face competition in the United Kingdom from other independent sector providers and publicly funded entities for individuals requiring care and for appropriate sites on which to develop or expand facilities in the United Kingdom. Should we fail to compete effectively with our peers and competitors in the industry, or if the competitive environment intensifies, individuals may be referred elsewhere for services that we provide, negatively impacting our ability to secure referrals and limiting the expansion of our business.

The trend by insurance companies and managed care organizations to enter into sole-source contracts may limit our ability to obtain patients.

Insurance companies and managed care organizations in the United States are entering into sole-source contracts with healthcare providers, which could limit our ability to obtain patients since we do not offer the range of services required for these contracts. Moreover, private insurers, managed care organizations and, to a lesser extent, Medicaid and Medicare, are beginning to carve-out specific services, including mental health and substance abuse services, and establish small, specialized networks of providers for such services at fixed reimbursement rates. Continued growth in the use of carve-out arrangements could materially adversely affect our business to the extent we are not selected to participate in such networks or if the reimbursement rate is not adequate to cover the cost of providing the service.

Our performance depends on our ability to recruit and retain quality psychiatrists and other physicians.

The success and competitive advantage of our facilities depends, in part, on the number and quality of the psychiatrists and other physicians on the medical staffs of our facilities and our maintenance of good relations with those medical professionals. Although we employ psychiatrists and other physicians at many of our facilities, psychiatrists and other physicians generally are not employees of our facilities, and, in a number of our markets, they have admitting privileges at competing hospitals providing acute or inpatient behavioral health services. Such physicians (including psychiatrists) may terminate their affiliation with us at any time or admit their patients to competing healthcare facilities or hospitals. If we are unable to attract and retain sufficient numbers of quality psychiatrists and other physicians by providing adequate support personnel and facilities that meet the needs of those psychiatrists and other physicians, they may stop referring patients to our facilities and our results of operations may decline.

It may become difficult for us to attract and retain an adequate number of psychiatrists and other physicians to practice in certain of the communities in which our facilities are located. Our failure to recruit psychiatrists and other physicians to these communities or the loss of such medical professionals in these communities could make it more difficult to attract patients to our facilities and thereby may have a material adverse effect on our business, financial condition or results of operations. Additionally, our ability to recruit psychiatrists and other physicians is closely regulated. The form, amount and duration of assistance we can provide to recruited psychiatrists and other physicians is limited by the Stark Law, the Anti-Kickback Statute, state anti-kickback statutes, and related regulations. For example, the Stark Law requires, among other things, that recruitment assistance can be provided only to psychiatrists and other physicians who meet certain geographic and practice relocation requirements, that the amount of assistance cannot be changed during the term of the recruitment agreement, and that the recruitment payments cannot generally benefit psychiatrists and other physicians currently in practice in the community beyond recruitment costs actually incurred by them.

Our facilities face competition for staffing that may increase our labor costs and reduce our profitability.

Our operations depend on the efforts, abilities, and experience of our management and medical support personnel, including our therapists, nurses, pharmacists and mental health technicians, as well as our psychiatrists and other professionals. We compete with other healthcare providers in recruiting and retaining qualified management, physicians (including psychiatrists) and support personnel responsible for the daily operations of our business, financial condition or results of operations.

The nationwide shortage of nurses and other medical support personnel in the United States has been a significant operating issue facing us and other healthcare providers. This shortage may require us to enhance wages and benefits to recruit and retain nurses and other medical support personnel or require us to hire more expensive temporary or contract personnel. In addition, certain of our facilities are required to maintain specified staffing levels. To the extent we cannot meet those levels, we may be required to limit the services provided by these facilities, which would have a corresponding adverse effect on our net operating revenues.

Increased labor union activity is another factor that could adversely affect our labor costs. As of May 31, 2014, labor unions represented employees at only three of our facilities and three of our outpatient clinics. Upon closing of the Acquisition, the Royal College of Nursing will represent nursing employees at all of our facilities in the United Kingdom. To the extent that a greater portion of our employee base unionizes, it is possible that our labor costs could increase materially.

We cannot predict the degree to which we will be affected by the future availability or cost of attracting and retaining talented medical support staff. If our general labor and related expenses increase, we may not be able to raise our rates correspondingly. Our failure either to recruit and retain qualified management, psychiatrists, therapists, nurses and other medical support personnel or control our labor costs could have a material adverse effect on our results of operations.

We depend heavily on key management personnel, and the departure of one or more of our key executives or a significant portion of our local facility management personnel could harm our business.

The expertise and efforts of our senior executives and the chief executive officer, chief financial officer, medical director, physicians and other key members of our facility management personnel are critical to the success of our business. The loss of the services of one or more of our senior executives or of a significant portion of our facility management personnel could significantly undermine our management expertise and our ability to provide efficient, quality healthcare services at our facilities, which could harm our business.

The Partnerships in Care senior management team is important to our acquisition of Partnerships in Care. The loss of members of the Partnerships in Care management team could impact our ability to successfully integrate and operate the Partnerships in Care facilities and business.

We could face risks associated with, or arising out of, environmental, health and safety laws and regulations.

We are subject to various federal, state and local laws and regulations that:

•	regulate certain activities and operations that may have environmental or health and safety effects, such as the generation, handling and disposal of medical wastes;

•	impose liability for costs of cleaning up, and damages to natural resources from, past spills, waste disposals on and off-site, or other releases of hazardous materials or regulated substances; and

•	regulate workplace safety.

Compliance with these laws and regulations could increase our costs of operation. Violation of these laws may subject us to significant fines, penalties or disposal costs, which could negatively impact our results of operations, financial condition or cash flows. We could be responsible for the investigation and remediation of environmental conditions at currently or formerly operated or leased sites, as well as for associated liabilities, including liabilities for natural resource damages, third party property damage or personal injury resulting from lawsuits that could be brought by the government or private litigants, relating to our operations, the operations of facilities or the land on which our facilities are located. We may be subject to these liabilities regardless of whether we lease or own the facility, and regardless of whether such environmental conditions were created by us or by a prior owner or tenant, or by a third party or a neighboring facility whose operations may have affected such facility or land. That is because liability for contamination under certain environmental laws can be imposed on current or past owners or operators of a site without regard to fault. We cannot assure you that environmental conditions relating to our prior, existing or future sites or those of predecessor companies whose liabilities we may have assumed or acquired will not have a material adverse effect on our business, financial condition or results of operations.

State efforts to regulate the construction or expansion of healthcare facilities in the United States could impair our ability to operate and expand our operations.

A majority of the states in which we operate facilities in the United States have enacted certificate of need, or CON, laws that regulate the construction or expansion of healthcare facilities, certain capital expenditures or changes in services or bed capacity. In giving approval for these actions, these states consider the need for additional or expanded healthcare facilities or services. Our failure to obtain necessary state approval could (i) result in our inability to acquire a targeted facility, complete a desired expansion or make a desired replacement, (ii) make a facility ineligible to receive reimbursement under the Medicare or Medicaid programs or (iii) result in the revocation of a facility’s license or impose civil or criminal penalties on us, any of which could harm our business.

In addition, significant CON reforms have been proposed in a number of states that would increase the capital spending thresholds and provide exemptions of various services from review requirements. In the past, we have not experienced any material adverse effects from such requirements, but we cannot predict the impact of these changes upon our operations.

We may be unable to extend leases at expiration, which could harm our business, financial condition or results of operations.

We lease the real property on which a number of our facilities are located. Our lease agreements generally give us the right to renew or extend the term of the leases and, in certain cases, purchase the real property. These renewal and purchase rights generally are based upon either prescribed formulas or fair market value. Management expects to renew, extend or exercise purchase options with respect to our leases in the normal course of business; however, there can be no assurance that these rights will be exercised in the future or that we will be able to satisfy the conditions precedent to exercising any such renewal, extension or purchase options. Furthermore, the terms of any such options that are based on fair market value are inherently uncertain and could be unacceptable or unfavorable to us depending on the circumstances at the time of exercise. If we are not able to renew or extend our existing leases, or purchase the real property subject to such leases, at or prior to the end of the existing lease terms, or if the terms of such options are unfavorable or unacceptable to us, our business, financial condition or results of operations could be adversely affected.

Controls designed to reduce inpatient services may reduce our revenues.

Controls imposed by Medicare, Medicaid and commercial third-party payors designed to reduce admissions and lengths of stay, commonly referred to as “utilization review,” have affected and are expected to continue to affect our facilities. Inpatient utilization, average lengths of stay and occupancy rates continue to be negatively affected by payor-required preadmission authorization and utilization review and by payor pressure to maximize outpatient and alternative healthcare delivery services for less acutely ill patients. Efforts to impose more stringent cost controls are expected to continue. For example, the Health Reform Legislation potentially expands the use of prepayment review by Medicare contractors by eliminating statutory restrictions on its use. Utilization review is also a requirement of most non-governmental managed-care organizations and other third-party payors. Although we are unable to predict the effect these controls and changes will have on our operations, significant limits on the scope of services reimbursed and on reimbursement rates and fees could have a material adverse effect on our financial condition and results of operations.

Additionally, the outsourcing of behavioral health care to the private sector is a relatively recent development in the United Kingdom. There has been some opposition to outsourcing. While we anticipate that NHS will continue to rely increasingly upon outsourcing, we cannot assure you that the outsourcing trend will continue. The absence of future growth in the outsourcing of behavioral healthcare services could have a material adverse impact on our business, financial condition and results of operations.

Although we have facilities in 24 states and Puerto Rico (prior to giving effect to the Acquisition), we have substantial operations in each of Arkansas, Michigan, Mississippi, Tennessee and Texas, which makes us especially sensitive to regulatory, economic, environmental and competitive conditions and changes in those states.

At December 31, 2013, we operated 51 facilities, 16 of which are located in Arkansas, Michigan, Mississippi, Tennessee and Texas. Our revenues in those states represented approximately 45% of our revenue for the year ended December 31, 2013. This concentration makes us particularly sensitive to legislative, regulatory, economic, environmental and competition changes in those states. Any material change in the current payment programs or regulatory, economic, environmental or competitive conditions in these states could have a disproportionate effect on our overall business results.

In addition, some of our facilities are located in hurricane-prone areas. In the past, hurricanes have had a disruptive effect on the operations of facilities and the patient populations in hurricane-prone areas. Our business activities could be significantly disrupted by a particularly active hurricane season or even a single storm, and our property insurance may not be adequate to cover losses from such storms or other natural disasters.

We are required to treat patients with emergency medical conditions regardless of ability to pay.

In accordance with our internal policies and procedures, as well as the Emergency Medical Treatment and Active Labor Act, or EMTALA, we provide a medical screening examination to any individual who comes to one of our hospitals while in active labor and/or seeking medical treatment (whether or not such individual is eligible for insurance benefits and regardless of ability to pay) to determine if such individual has an emergency medical condition. If it is determined that such person has an emergency medical condition, we provide such further medical examination and treatment as is required to stabilize the patient’s medical condition, within the facility’s capability, or arrange for transfer of such individual to another medical facility in accordance with applicable law and the treating hospital’s written procedures. Our obligations under EMTALA may increase substantially; Centers for Medicare and Medicaid Services has recently sought stakeholder comments concerning the potential applicability of EMTALA to hospital inpatients and the responsibilities of hospitals with specialized capabilities, such as ours, to accept the transfer of such patients. If the number of indigent and charity care patients with emergency medical conditions we treat increases significantly, or if regulations expanding our obligations to inpatients under EMTALA are proposed and adopted, our results of operations may be harmed.

An increase in uninsured or underinsured patients or the deterioration in the collectability of the accounts of such patients could harm our results of operations.

Collection of receivables from third-party payors and patients is critical to our operating performance. Our primary collection risks relate to uninsured patients and the portion of the bill that is the patient’s responsibility, which primarily includes co-payments and deductibles. We estimate our provisions for doubtful accounts based on general factors such as payor source, the agings of the receivables and historical collection experience. At December 31, 2013, our allowance for doubtful accounts represented approximately 19% of our accounts receivable balance as of such date. We routinely review accounts receivable balances in conjunction with these factors and other economic conditions that might ultimately affect the collectability of the patient accounts and make adjustments to our allowances as warranted. Significant changes in business office operations, payor mix, economic conditions or trends in federal and state governmental health coverage (including implementation of the Health Reform Legislation) could affect our collection of accounts receivable, cash flow and results of operations. If we experience unexpected increases in the growth of uninsured and underinsured patients or in bad debt expenses, our results of operations will be harmed.

A cyber security incident could cause a violation of HIPAA and other privacy laws and regulations or result in a loss of confidential data.

A cyber-attack that bypasses our information technology, or IT, security systems causing an IT security breach, loss of PHI or other data subject to privacy laws, loss of proprietary business information, or a material disruption of our IT business systems, could have a material adverse impact on our business, financial condition or results of operations. In addition, our future results of operations, as well as our reputation, could be adversely impacted by theft, destruction, loss, or misappropriation of PHI, other confidential data or proprietary business information.

Failure to maintain effective internal control over financial reporting in accordance with Section 404 of Sarbanes-Oxley, could have a material adverse effect on our business.

We are required to maintain internal control over financial reporting under Section 404 of Sarbanes-Oxley. If we are unable to maintain adequate internal control over financial reporting, we may be unable to report our financial information on a timely basis, may suffer adverse regulatory consequences or violations of NASDAQ listing rules and may breach the covenants under our financing arrangements. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in our financial statements is also likely to suffer if we or our independent registered public accounting firm report a material weakness in our internal control over financial reporting.

We incur substantial costs as a result of being a public company.

As a public company, we incur significant legal, accounting, insurance and other expenses, including costs associated with public company reporting requirements. We incur costs associated with complying with the requirements of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, the Dodd-Frank Wall Street Reform and

Consumer Protection Act, or the Dodd-Frank Act, and related rules implemented by the SEC and NASDAQ. Enacted in July 2010, the Dodd-Frank Act contains significant corporate governance and executive compensation-related provisions, some of which the SEC has recently implemented by adopting additional rules and regulations in areas such as executive compensation. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. Management expects these laws and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although management is currently unable to estimate these costs with any degree of certainty. These laws and regulations could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

Provisions of our charter documents or Delaware law could delay or prevent an acquisition of us, even if the acquisition would be beneficial to our stockholders, and could make it more difficult for stockholders to change management.

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. This is because these provisions may prevent or frustrate attempts by stockholders to replace or remove our management. These provisions include:

•	a classified board of directors;

•	a prohibition on stockholder action through written consent;

•	a requirement that special meetings of stockholders be called only upon a resolution approved by a majority of our directors then in office;

•	advance notice requirements for stockholder proposals and nominations; and

•	the authority of the board of directors to issue preferred stock with such terms as the board of directors may determine.

Section 203 of the Delaware General Corporation Law, as amended, or DGCL, prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person that together with its affiliates owns or within the last three years has owned 15% of voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Although we have elected not to be subject to Section 203 of the DGCL, our amended and restated certificate of incorporation contains provisions that have the same effect as Section 203, except that they provide that Waud Capital Partners, its affiliates and any investment fund managed by Waud Capital Partners and any persons to whom Waud Capital Partners sells at least five percent (5%) of our outstanding voting stock will be deemed to have been approved by our board of directors, and thereby not subject to the restrictions set forth in our amended and restated certificate of incorporation that have the same effect as Section 203 of the DGCL. Accordingly, the provision in our amended and restated certificate of incorporation that adopts a modified version of Section 203 of the DGCL may discourage, delay or prevent a change in control of us.

As a result of these provisions in our charter documents and Delaware law, the price investors may be willing to pay in the future for shares of our common stock may be limited.

We do not anticipate paying any cash dividends in the foreseeable future.

We intend to retain our future earnings, if any, for use in our business or for other corporate purposes and do not anticipate that cash dividends with respect to common stock will be paid in the foreseeable future. Any decision as to the future payment of dividends will depend on our results of operations, financial position and such other factors as our board of directors, in its discretion, deems relevant. In addition, the terms of our debt substantially limit our ability to pay dividends. As a result, capital appreciation, if any, of our common stock will be a stockholder’s sole source of gain for the foreseeable future.

THE ACQUISITION AND FINANCING TRANSACTIONS

Acquisition of Partnerships in Care

On June 3, 2014, a subsidiary of Acadia agreed to acquire the entire issued share capital of Partnerships in Care Investments 1 Limited, a company incorporated in England and Wales, and the issued and outstanding A ordinary shares in the capital of Partnerships in Care Property 1 Limited, a company incorporated in England and Wales, pursuant to a share purchase agreement by and among Acadia, Piper Holdco 2, Ltd., a subsidiary of Acadia, Partnerships in Care Holdings, Ltd. and The Royal Bank of Scotland plc, or RBS. Acadia joined the Agreement for the purpose of guarantying the Purchaser’s obligations arising under the Agreement. Under the terms of the share purchase agreement, Acadia will pay an amount to discharge the outstanding debt facilities of the target companies, and cash consideration for the equity to be acquired, which in the aggregate will be equal to £395.0 million (approximately $660.0 million), subject to adjustment in relation to cash, debt and working capital balances of the target companies. A portion of the Partnerships in Care pre-acquisition debt owed to RBS is being equitized in connection with the acquisition.

The entities to be acquired by Acadia in the Acquisition own and operate 23 inpatient behavioral health facilities with over 1,200 beds. The facilities are located in England, Wales and Scotland. For the year ended December 31, 2013 and the three months ended March 31, 2014, Partnerships in Care generated revenue of $267.0 million and $69.5 million, respectively, primarily through the operation and management of inpatient behavioral health facilities.

The share purchase agreement contains certain warranties by the sellers of the Partnerships in Care equity interests, including warranties about the authorization of such entities to enter into the share purchase agreement and ownership of the shares to be sold, as well as warranties about the target companies’ business. The agreement does not provide either party with indemnification rights relating to warranties and there are no conditions to closing of the Acquisition.

In the share purchase agreement, the seller of the interests of Partnerships in Care Investments 1 Limited agreed among other things that, prior to the closing, it shall (i) use its reasonable endeavors to procure that (a) no target company undertake any conduct outside of the ordinary course of business without the prior written consent of Acadia, (b) each target company maintain in force all insurance policies and (c) no target company shall take certain identified actions without the prior written consent of Acadia; (ii) assist Acadia with the preparation of customary offering documents and information memoranda and similar documents in connection with the financing of the Transaction, deliver (or cause its accountants to deliver) accountants’ comfort letters and consents of accountants for use of their reports in any required filings, provide customary authorization letters for Acadia’s financing transactions and cooperate with Acadia’s marketing efforts; and (iii) procure that Acadia representatives and advisers be given reasonable access to the senior personnel, books, records, correspondence and databases of each target company. Acadia agreed not to change, amend or otherwise modify the financing commitment in a manner that would materially prejudice Acadia’s ability to pay the purchase price or terminate any of the financing commitment and has agreed to take all reasonable endeavors to satisfy its obligations under the financing commitment agreements. The share purchase agreement provides that no party to the agreement has the right to rescind or otherwise terminate the agreement.

We expect to close the Acquisition on July 1, 2014. Consummation of this offering is not conditioned upon the closing of the Acquisition. We cannot assure you that the Acquisition will close as expected or at all. See “Risk Factors—We may be unable to complete our planned acquisition of Partnerships in Care on currently anticipated terms, or at all.”

Strategic Rationale

We expect to realize significant benefits from the acquisition of Partnerships in Care. Our rationale for the Acquisition includes the following:

Expand our geographic presence into a new, attractive market. The mental health market in the United Kingdom was roughly £14.4 billion in 2013. The independent mental health market accounted for roughly £1.1 billion of that amount, or approximately 8% market share. As a result of government budget constraints and an increased focus on quality, the independent mental health market has witnessed significant expansion in the last decade, making it one of the fastest growing sectors in United Kingdom healthcare industry.

Acquire a leading platform in the market. Partnerships in Care is the second largest independent provider of inpatient behavioral healthcare services in the United Kingdom, operating 23 inpatient behavioral health facilities with over 1,200 beds. The company holds an approximately 16% market share of the independent behavioral health market. In addition, Partnerships in Care is one of only two independent providers in the United Kingdom offering the full spectrum of mental health services. Partnerships in Care also has an experienced management team with market knowledge and relationships within the industry and governmental bodies.

Financially attractive and accretive acquisition. Assuming the Acquisition is completed as planned on July 1, 2014, we expect the combined benefits of increased adjusted EBITDA and a reduced income tax rate will produce earnings accretion (not including the impact of any future acquisitions beyond the purchase of Partnerships in Care or any transaction-related expenses).

Opportunities for future growth. Demand for independent behavioral health services has grown significantly in the United Kingdom as a result of NHS reducing bed capacity and increased hospitalization rates. Outsourcing demand is expected to increase in light of additional bed closures and reduction in community capacity by NHS. The independent market in the United Kingdom is highly fragmented with the largest four players accounting for 58% market share. These factors present opportunities for growth by well capitalized, experienced operators. In addition, Acadia management sees meaningful opportunities to produce organic growth in Partnerships in Care’s existing facilities through the addition of new beds and service line expansions to meet areas of unmet need. Management also expects to pursue additional select acquisitions in the United Kingdom.

Financing Transactions

We intend to fund the planned acquisition of Partnerships in Care in part through this offering and in part through a fifth amendment to our existing Amended and Restated Senior Credit Facility (as amended, the “Proposed Amended and Restated Senior Credit Facility”). We anticipate that the Proposed Amended and Restated Senior Credit Facility will continue to provide for an existing $300.0 million revolver and $296.3 million in existing Term A Loans, and will provide for up to $300.0 million in new Term B Loans, which we will use partially to fund the Acquisition. At the same time, we are pursuing a consent solicitation (scheduled to expire on June 17, 2014) under our 2018 Indenture (subject to receipt of requisite consents in the consent solicitation) in order to facilitate our incurring additional permitted liens securing indebtedness so long as our secured leverage ratio is under 3.5x. This is an increase from the current secured leverage ratio of 3.0x. In the event that the amount of the new Term B Loans available under the Proposed Amended and Restated Senior Credit Facility is less than anticipated or the consent solicitation is unsuccessful, we intend to borrow additional amounts under our revolver, issue additional senior unsecured notes, or borrow under our committed bridge facility to fund the Acquisition. We expect that the Proposed Amended and Restated Senior Credit Facility will become effective commensurate with the closing of the Acquisition on July 1, 2014. We cannot assure you that this amendment to our existing Amended and Restated Senior Credit Facility will be executed as anticipated or at all. See “Risk Factors—We may be unable to complete our planned acquisition of Partnerships in Care on currently anticipated terms, or at all.”

We anticipate that the new Term B Loans will mature on July 1, 2021, and will be subject to quarterly amortization of principal equal to 0.25% of the original aggregate principal amount of the Term B Loans with the balance payable at maturity. The Term A Loans will continue to amortize in accordance with their current terms. Borrowings under the Proposed Amended and Restated Senior Credit Facility will be guaranteed by each of our wholly-owned domestic subsidiaries (other than certain excluded subsidiaries) and are secured by a lien on substantially all of the personal property of Acadia and our wholly-owned domestic subsidiaries (other than certain excluded subsidiaries), as well as mortgages on individual parcels of real property owned by us or such domestic subsidiaries with a fair market value of more than $3.0 million. We may elect for the loans to be LIBOR Rate Loans or Base Rate Loans. LIBOR Rate Loans bear interest at the Applicable Margin plus LIBOR (as approved by the Administrative Agent and published in a commercially available source prior to commencement of the interest rate period). Meanwhile, Base Rate Loans bear interest at the Applicable Margin plus the highest of (i) the federal funds rate plus 1/2 of 1.0%, (ii) the prime rate and (iii) the one month LIBOR Rate plus 1.0%. In addition, we will be required to pay a commitment fee on undrawn amounts under the revolver.

The Applicable Margin under the revolver and Term A Loans depends on our consolidated total net leverage ratio (defined as consolidated funded debt to consolidated EBITDA, in each case as defined in the Proposed Amended and Restated Senior Credit Facility). The Applicable Margin and the unused line fee on unused commitments for the Term A Loans and the revolver will be based upon the following pricing tiers:

Pricing Tier	Consolidated Total Net Leverage Ratio	LIBOR Rate Loans	Base Rate Loans	Unused Line Fee
1	<3.5:1.0	2.25%	1.25%	0.30%
2	≥3.5:1.0 but <4.0:1.0	2.50%	1.50%	0.35%
3	≥4.0:1.0 but <4.5:1.0	2.75%	1.75%	0.40%
4	≥4.50:1.0 but <5.25:1.0	3.00%	2.00%	0.45%
5	≥5.25:1.0	3.25%	2.25%	0.50%

We anticipate that the Applicable Margin for the Term B Loans will be 3.25% for LIBOR Rate Loans and 2.25% for Base Rate Loans. For the Term B Loans only, LIBOR will be deemed to be not less than 1.00% per annum, and Base Rate will be deemed to be not less than 2.00% per annum.

The Proposed Amended and Restated Senior Credit Facility will require us and our subsidiaries to comply with customary affirmative, negative and financial covenants, all of which will be subject to customary exceptions, materiality thresholds and qualifications. A breach of any of the restrictions or covenants in our debt agreements could cause a cross-default under other debt agreements. We may be required to pay all of our indebtedness immediately if we default on any of the numerous financial or other restrictive covenants contained in any of our material debt agreements. With respect to the revolver and Term A Loans only, we will be required to maintain a maximum consolidated total net leverage ratio, a maximum senior secured net leverage ratio and a minimum fixed charge coverage ratio with amounts to be agreed. We anticipate that the Term B Loans will not be subject to the financial covenants.

In the event that we are unable to obtain the required lender consent to the amendment to our existing Amended and Restated Senior Credit Facility on the terms discussed above, Bank of America, N.A., and any parties that join the commitment papers, along with their respective affiliates, has committed separately to provide us a $300.0 million revolving credit facility, or the “Backstop Revolver,” and a $296.3 million senior secured term A facility, or the “Backstop Term A Facility” and, together with the Backstop Revolver, the “Backstop Facilities,” as well as the Term B Loans. The Backstop Facilities would be on substantially similar terms to the existing Amended and Restated Senior Credit Facility, except that the Backstop Term A Facility will amortize in the following amounts (expressed as a percentage of the initial principal amount thereof) in each year following the closing of the Acquisition, in each case in equal quarterly installments:

Year	% of Initial Principal Amount
1	2.50%
2	5.00%
3	7.50%
4	10.00%
5	12.50%

In the event that we are unable to consummate this equity offering, Bank of America, N.A., and any parties that join the commitment papers, along with their respective affiliates, has also committed to provide us with senior unsecured increasing rate bridge loans in an amount up to $325.0 million, which will be used to fund the Acquisition.

PARTNERSHIPS IN CARE

Overview

Partnerships in Care is the second largest independent provider of inpatient behavioral healthcare services in the United Kingdom, operating 23 inpatient behavioral health facilities with over 1,200 beds. The facilities are located in England, Wales and Scotland. For the year ended December 31, 2013 and the three months ended March 31, 2014, Partnerships in Care generated revenue of $267.0 million and $69.5 million, respectively, primarily through the operation and management of inpatient behavioral health facilities. The company has over 27 years of experience in caring for men and women with complex mental health needs, including mental illness, learning disability, personality disorder, autistic spectrum disorder and brain injury rehabilitation, including stroke and respite services. All services are provided by on-site multi-disciplinary teams who work with the company’s newly re-launched Care Programme Approach (CPA) and follow a recovery model designed to empower patients. Partnerships in Care provides a range of mental health services across all security levels, including:

•	Providing medium secure, low secure, inpatient and community rehabilitation;

•	Supporting the safe and positive re-integration of patients into the community;

•	Tailoring individual, evidence-based treatment programs with clearly specified goals and timetables;

•	Utilizing forensic specialization with a focus on risk reduction, relapse prevention and independent living; and

•	Offering acute care for patients requiring short periods of stabilization.

United Kingdom Mental Health Industry

NHS is the publically funded healthcare system for the United Kingdom, with an annual budget of £106 billion, making it the largest single payer healthcare system in the world. The mental health market in the United Kingdom accounted for approximately £14.4 billion in 2013, with NHS acting as the primary provider of mental health services in the United Kingdom with approximately 70% of the total mental health hospital beds. The independent mental health market is comprised of approximately 41% medium and low secure facilities, 13.2% acute services, 38.8% rehabilitation and other services, and 6.7% acquired brain injury services, with approximately 87% of the funding for mental health services in the United Kingdom provided by NHS. While NHS is the preferred provider of mental health services in the United Kingdom and a bias towards referrals to NHS has maintained high NHS occupancy rates, NHS capacity is not optimized and NHS lacks the capital to address specific local demand patterns through capacity expansion or reconfiguration. As a result, mismatches between local demand and NHS supply exist that allows for independent mental health providers, such as Partnerships in Care, to address these specific patient demands.

Mental health services in the United Kingdom are provided through three separate commissioning entities, each with their own separate budget and defined service responsibilities. The three entities are as follows: (i) Local Area Teams, which commission specialist mental health services (e.g., secure facilities and some acute facilities), (ii) Clinical Commissioning Groups, which commission all acute, rehab and most community based services, and (iii) Local Authorities, which commission the remaining community mental health services (which focus primarily on learning disability services). In recent years, NHS has placed increasing emphasis on implementing integrated care pathways in its mental health commissioning strategy, and the three commissioning entities are currently working to implement an integrated care pathways strategy through which all the services within the secure pathway are commissioned from the same provider (or provider consortium). Integrated care pathways provide patients with highly coordinated and personalized care overseen by a single provider that can monitor patient progression through each stage of the care pathway. Additionally, commissioning trends toward moving patients more quickly down care pathways, out of secure settings and into community focused care teams have increased the demand for community and rehabilitation services in the independent mental health market. The United Kingdom Department of Health recently identified priorities for essential change in mental health that include, among other things, funding providers based on the quality of their service rather than volume of patients, allocating funds to support specialized housing for people with mental health problems and adopting a new rating system and inspection process to improve the quality of care.

Increasing political focus on the provision of mental health services in the United Kingdom and increasing support for the rights of mental health patients are expected to lead to further increases in the size of the mental health market in the United Kingdom. In addition, rising demand for mental health services in the United Kingdom coupled with a constrained mental healthcare funding environment are increasing pressure to improve operational efficiency and refer patients to single provider programs with care pathways that more appropriately reflect each patient’s specific mental health needs. As a result of these pressures and an increased focus on quality, the independent mental health market has witnessed significant expansion in the last decade, making it one of the fastest growing sectors in the United Kingdom healthcare industry.

Description of Facilities

Partnerships in Care provides inpatient services through mental health hospitals and care homes and works continuously to expand its national network of care pathways to offer choice to each patient in its care. In addition to care pathway services, Partnerships in Care also operates a division that leverages on its clinical knowledge to provide Employee Assistance Programs (EAP) to organizations.

Mental Health Hospitals

Mental health hospitals provide psychiatric treatment and nursing for sufferers of mental disorders, specifically for patients detained under a section of the United Kingdom’s Mental Health Act of 1983, and whose risk of harm to others and risk of escape from hospitals cannot be managed safely within other mental health settings. In order to manage the risks involved with treating patients, the facility is managed through the application of a range of security measures depending on the level of dependency and risk exhibited by the patient. The levels of dependency and risk stemming from the wide range of disorders treated at these hospitals determine the level of security and care provided, which are comprised of:

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Medium Secure Facilities. Medium secure facilities treat patients who may present a serious danger to others and themselves but do not need the physical security arrangements of a high security hospital. The purpose of medium secure services is to provide effective care and treatment to reduce risk, promote recovery and support patients moving through the care pathway to lower levels of security or to reestablishing themselves successfully in the community. Partnerships in Care currently has 448 medium secure beds, which accounts for 36.0% of Partnerships in Care’s total inpatient beds, with patients typically remaining in treatment for an average of 15 months.

•

Low Secure Facilities. Low secure facilities provide treatment for patients whom, because of the level of risk or challenge they present, cannot be treated in open mental health settings. Low secure services deliver intensive, comprehensive and multidisciplinary treatment to patients demonstrating disturbed behavior in the context of a serious mental disorder and require the provision of security but pose a lesser risk of harm to themselves and to others. Partnerships in Care currently has 410 low secure beds, which accounts for 33.0% of Partnerships in Care’s total inpatient beds, with patients typically remaining in treatment for an average of 27 months.

•

Rehabilitation Services. Both locked and open mental health rehabilitation services provide a bridge between secure hospital facilities and community living by providing relapse prevention and social integration services as well as vocational opportunities. Partnerships in Care currently has 230 locked rehabilitation beds and 33 open rehabilitation beds, which accounts for 18.5% and 2.7%, respectively, of Partnerships in Care’s total inpatient beds, with patients typically remaining in treatment for an average of 14 months in locked rehabilitation and of 78 months in open rehabilitation.

•

Acute Services. Acute services provide treatment relating to emergency admissions for patients at risk to themselves or others, as well as crisis intervention and treatment of behavioral emergencies. Partnerships in Care currently has 61 acute care beds, which accounts for 4.9% of Partnerships in Care’s total inpatient beds.

Care Homes

Care homes provide long-term, non-acute care for adults suffering from a mental illness or addiction, or who have a learning disability or brain injury and are unable to cope unsupported in the community. Patients utilizing care home services do not require conditions of either low or medium security. Partnerships in Care currently has 62 beds registered as care homes.

Care First

In addition to the care pathway services described above, Partnerships in Care also operates a division that leverages on its clinical knowledge to provide Employee Assistance Programs (EAP) to organizations. These support services are designed to help employees manage difficult issues in their professional or personal lives with services that include:

•	A call center for telephone counseling available 24-hours a day, seven days a week;

•	A national network of counselors available for live, face-to-face support;

•	Interactive health and wellness programs;

•	Debt management advice services; and

•	Management training.

Facilities

The following table summarizes the services provided by, and information regarding, Partnerships in Care facilities as of May 31, 2014:

Facility	Type of Facility or Key Service(1)	Location	# of Licensed Beds
Abbey House	RH	Malvern Wells, Worcestershire, England	22
Aderyn	RH	Penperlleni, Pontypool, Monmouthshire, Wales	19
Annesley House	LS & RH	Annesley, Nottinghamshire, England	29
Arbury Court	MS & LS	Winwick, Warrington, Cheshire, England	74
The Ayr Clinic	LS	Ayrshire, Scotland	34
Brain Injury Services Essex	BI	Ardleigh, Colchester, Essex, England	24
Brain Injury Services Northampton	BI	Grafton Regis, Northamptonshire, England	27
Burston House	LS	Burston, Norfolk, England	31
Calverton Hill	MS & LS	Arnold, Nottinghamshire, England	64
The Dene	MS, LS & AA	Hassocks, West Sussex, England	84
Hazelwood House	LS	Chesterfield, Derbyshire, England	14
Kemple View	LS & RH	Langho, Lancashire, England	90
Kneesworth House	MS, LS, RH & AA	Royston, Hertfordshire, England	155
Learning Disability Services Community Rehab	RH	Norfolk, England	16
Llanarth Court	MS, LS & RH	Abergavenny, Monmounthshire, Wales	114
North London Clinic	MS, LS & RH	Edmonton, London, England	61
Oaktree Manor	LS, RH	Tendring & Rainham, Essex, England	57
Pelham Woods	RH	Dorking, Surrey, England	21
The Spinney	MS, LS, RH & AA	Atherton, Manchester, England	92
St. John’s House	MS & LS	Palgrave, Norfolk, England	74
Stockton Hall	MS	Stockton-on-the-Forest, York, England	112
Suttons Manor	LS	Romford, Essex, England	24
The Willows	RH	Newark, Nottinghamshire, England	6

(1)	The following definitions apply to the services listed in this column: “MS” means medium secure; “LS” means low secure; “RH” means rehab services; “BI” means brain injury and “AA” means acute services.

Sources of Revenue

Approximately 97% of Partnerships in Care’s revenue is paid by NHS. Partnerships in Care receives funding for the provision of services primarily through the following types of arrangements with publicly funded entities:

•

Framework Agreements. Framework agreements are typically awarded to providers on a non-exclusive basis pursuant to a public tender. These agreements outline various service and reporting obligations as well as pricing terms. Framework agreements can be set up for any period of time, although a typical framework agreement is at least two years in length. The framework agreement establishes a basis for publicly funded entities to consider a provider’s services, but it does not guarantee any minimum purchasing obligations or placements in its services. In addition, service users may be removed or placed elsewhere at short notice. The actual care package to be provided to an individual in a provider’s care and the pricing for such services is agreed on a case by case basis at the time an assessment of their individual needs is made.

•	Spot Agreements. Regardless of whether a provider’s relationship with a particular publicly funded entity is governed by a framework agreement, most admissions and referrals remain based on

“spot” contracts, which are individual placement agreements. Spot contracts generally have a four week notice period to terminate the contract and typically do not have a minimum term. Spot contracts provide greater operational flexibility and are appropriate for bespoke care packages to meet the high severity support needs of the individuals in a provider’s care. Fees are typically negotiated on a case-by-case basis.

Partnerships in Care provides services to various NHS commissioners via the NHS standard contract, which operates as the framework agreement for the services provided at Partnerships in Care’s facilities across the United Kingdom. The majority of terms in the standard contract are mandatory service and general conditions setting forth such terms as (i) the services to be provided, (ii) performance and quality standards, (iii) price and payment terms and (iv) liability and risk, each with a limited scope for negotiability. The change of control provisions in the standard contract will require Partnerships in Care to notify each relevant NHS commissioner of our acquisition of Partnerships in Care following completion of the Acquisition. Failure to provide such notification is considered an event of default that permits the relevant NHS commissioner to terminate the agreement.

Partnerships in Care is reimbursed on a per diem rate based on the level of care provided. In addition to daily bed fees, the company can earn incentive revenue based on various metrics set by NHS under the Commissioning for Quality and Innovation (CQUIN) scheme. Under CQUIN, the company may earn up to an additional 2.5% of revenue, subject to achieving specified performance targets, for relevant patients.

Legal Proceedings

Partnerships in Care is, from time to time, subject to various claims and legal actions that arise in the ordinary course of its business, including claims for damages for personal injuries, medical malpractice, breach of contract, tort and employment related claims. In these actions, plaintiffs request a variety of damages, including, in some instances, punitive and other types of damages that may not be covered by insurance. In the opinion of Partnership’s in Care’s management, it is not currently a party to any proceeding that would have a material adverse impact on its business, financial condition or results of operations, and we do not believe any such proceedings would have a material adverse impact on our business, financial condition or results of operations upon completion of the Acquisition.

Regulatory Overview

Laws and Regulations

The regulatory environment applicable to facilities in the United Kingdom is complex and multifaceted. The regulatory regime is made up of multiple statutes, regulations and minimum standards that are subject to continuous change. The laws and regulations applicable to the United Kingdom facilities include, without limitation, the Mental Capacity Act of 2005, Safeguarding Vulnerable Groups Act of 2006, Mental Health Act of 2007, Health and Social Care Act of 2008 and Corporate Manslaughter and Corporate Homicide Act of 2008. These laws and regulations are predominantly protective in nature and share the same general underlying purpose to protect vulnerable persons from exploitation or harm.

Mental Capacity Act of 2005. The Mental Capacity Act of 2005 establishes the process for determining whether a person lacks mental capacity at a particular time and also sets out who can take decisions in those circumstances and how they should go about this. The Act sets out when liability may arise for actions in connection with the care or treatment of persons who lack capacity to consent to such actions.

Safeguarding Vulnerable Groups Act of 2006. The Safeguarding Vulnerable Groups Act of 2006 created the Independent Safeguarding Authority (“ISA”). In December 2012, the ISA merged with the Criminal Records Bureau to form the Discharge and Barring Service (“DBS”) and is required to establish and maintain lists of persons barred from working with children and adults. It is a criminal offense for a barred person to seek to work, or work in, activities from which they are barred. It is also generally a criminal offence for an employer to allow a barred person, or person who is not appropriately registered, to work in any regulated activity.

The Mental Health Act of 2007. The Mental Health Act of 2007 regulates the manner in which an individual can be committed or detained against his or her will. The main purpose of the legislation is to ensure that people with serious mental disorders which threaten their health or safety or the safety of the public can be treated irrespective of their consent where it is necessary to prevent them from harming themselves or others. The Act places the burden on the entity detaining a person to prove that the entity has the right to hold the detainee. This places a substantial regulatory burden on service providers to ensure compliance with the law.

The Health and Social Care Act of 2008. The Health and Social Care Act of 2008 (“HSCA”) established the Care Quality Commission (“CQC”) as the registration and regulatory body for health and adult social care in England. Under the HSCA, service providers carrying out “regulated activities” must be registered with the CQC for each separate regulated activity provided. Where the service provider is a company, each regulated activity/location must also have an individual registered as the registered manager. Registration depends both on an assessment of the fitness of the registered provider and also the individual registered manager. Regulated activities include the provision of residential accommodation together with nursing or personal care and the provision of treatment for a disease, disorder or injury by or under the supervision of a social worker or a multi-disciplinary team which includes a social worker where the treatment is for a mental disorder.

The regulated activities regulations and the registration regulations issued pursuant to the HSCA place legally binding obligations on health and social care providers. Breach of certain provisions of the HSCA or the regulations is a criminal offense. In addition, a breach may lead to the CQC taking action to suspend, cancel or vary the conditions of registration of a service provider or impose a substantial fine.

Inspections by regulators in the United Kingdom can, as a matter of regulation, be carried out on both an announced and an unannounced basis depending on the specific regulatory provisions relating to the different services provided and also depending upon whether the inspection is routine or as a result of specific information regarding the service that has been provided to the regulator. Generally, however, a majority of inspections tend to be unannounced. A failure to comply with laws and regulations, the receipt of a poor inspection report rating or a lower rating, or the receipt of a negative report that leads to a determination of regulatory non-compliance or a failure to cure any defect noted in an inspection report may result in reputational damage, fines, the revocation or suspension of the registration of any facility or a decrease in, or cessation of, the services provided at any given location.

Corporate Manslaughter and Corporate Homicide Act of 2007. The Corporate Manslaughter and Corporate Homicide Act of 2007 provides liability if the way in which a provider’s activities are managed or organized causes a person’s death and amounts to a gross breach of a relevant duty of care owed to the deceased person.

Regulatory and Enforcement Bodies

The primary healthcare regulatory enforcement bodies in the United Kingdom are Monitor, the CQC, HIW and HIS. These enforcement bodies control and administer the registration, inspection and complaints procedures set out under the applicable laws and regulations. The enforcement bodies have the power to terminate a facility’s registration, refuse to register a facility, impose admissions holds, or impose significant fines if a service provider fails to meet the key minimum standards and requirements prescribed under the various laws and regulations. See “Risk Factors—Partnerships in Care operates in a highly regulated business environment, which is subject to political and regulatory scrutiny. Failure to comply with regulations or the introduction of new regulations or standards with which Partnerships in Care does not comply could lead to substantial penalties, including the loss of registration on one or more of Partnerships in Care’s facilities.”

Monitor. Monitor is the sector regulator for healthcare, tasked with regulating all providers of non-exempt NHS funded services in England. Monitor is the general economic regulator and competition regulator. It fulfils this role through licensing health care providers and, together with NHS England, setting the national price tariff for NHS services. Monitor’s role includes regulating clinical commissioning groups, community services and secondary care services, protecting and promoting patients’ interests, tackling abuses and dealing with unjustifiable restrictions on competition. Monitor must exercise its functions with a view to preventing anti-competitive behavior in the provision of health care services.

The CQC. The CQC is the independent regulator for health and adult social care in England. The CQC is distinct from Monitor in that it focuses on quality and to ensure the maintenance of standards in health and social care practices. The CQC licenses NHS and adult social care service providers to enable it to keep a check on safety and quality levels. Inspections will also be carried out by the CQC.

HIW. HIW is the independent inspectorate and regulator of all health care in Wales. Certain independent healthcare services are required to register with HIW. HIW also inspects NHS and independent healthcare organizations in Wales to ensure compliance with its and NHS standards, policies, guidance and regulations. As related to the mental health industry, the HIW Review Service for Mental Health monitors the use of the Mental Health Act 1983 to ensure that it is being used properly on behalf of Welsh Ministers.

HIS. HIS is the independent regulator for healthcare services in Scotland. HIS inspects healthcare providers in Scotland to ensure compliance with its standards, policies, guidance and regulations.

Competition

The mental health services sector in the United Kingdom comprises hospitals or establishments that provide psychiatric treatment for illness or mental disorder at all security and treatment levels. Currently, NHS accounts for 70% of the total mental health hospital beds providing care in the United Kingdom, with independent providers such as Partnerships in Care accounting for the remaining 30% of beds.

Mental Health Market

There are approximately 9,900 independent sector beds in the mental health sector, which includes secure, acute, step-down and acquire brain injury rehabilitation facilities. The independent mental health market is dominated by five key players in an otherwise fragmented market. In 2011, following a business combination, Priory became the market leader in the sector with a 20% market share. Partnerships in Care was the second largest provider of mental health services, representing 16% of the independent mental health hospital sector. St. Andrew’s Healthcare, the largest not-for-profit provider of mental health care, captured 15% of the market, with Cygnet Health Care and Four Seasons Health Care each holding approximately 7% market share. Partnerships in Care’s position reflects significantly lower penetration of the rehabilitation and acute care sectors.

Secure Mental Health Market

In 2013, Partnerships in Care was the independent sector market leader in secure treatment with 25% of the market. Partnerships in Care maintains 1,008 beds in 16 mental health hospitals with a medium or low secure primary patient type. Since 2005, Partnerships in Care has focused on expanding into the low secure sector, with capacity for low secure beds increasing from 84 beds in 2005 to 410 beds in May 2014 and capacity for medium secure beds decreasing from 544 beds to 448 beds during the same timeframe. St. Andrew’s Healthcare and Priory Group are the second and third-largest providers, respectively, of secure mental health services with 863 beds and 404 beds, respectively.

Management Team

Partnerships in Care has an experienced management team with demonstrated ability to improve financial performance, optimize operations, enhance patient care and deliver value to patients and their families. The company’s Chief Executive Officer, Joy Chamberlain, joined the company in 1998 and, after holding several management positions, was promoted to Chief Executive Officer in 2012. Dr. Quazi Haque, Partnerships in Care’s Group Medical Officer, joined the company in 2012 following a fellowship with the Royal College of Psychiatrists and holding senior clinical, operational and leadership roles for the NHS and in the independent behavioral health sector. Steven Woolgar has been Partnerships in Care’s Director of Policy and Regulation since 2006, with 27 years of experience in the company’s hospitals, and oversees policy and regulatory developments to ensure Partnerships in Care manages and delivers best practices in patient care. The Partnerships in Care management team is expected to remain with the company following the Acquisition.

Employees

As of May 31, 2014, Partnerships in Care had approximately 4,213 employees. Of these employees, 839 are registered on-call supply staff, 922 are non-clinical managerial, clerical or administrative staff and 2,452 are clinical staff.

Approximately 726 of the Partnerships in Care employees are represented by labor unions. The Royal College of Nursing is the trade union for all full and part-time nurses, nursing cadets and healthcare assistants employed by Partnerships in Care. Our relationships with unions will be important to future employee relations and the success of our business.

Pension Plans and Benefit Plans

Partnerships in Care is the sponsor of a defined benefit pension plan that, as of December 31, 2013, covered approximately 187 members in the United Kingdom, most of whom are inactive and retired former employees. As of December 31, 2013, the net deficit recognized under UK GAAP in respect of this scheme was £4.9 million. As part of the Acquisition, we will assume Partnerships in Care’s existing pension plans and a defined contribution plan and will be responsible for the relevant pension liabilities. Maintenance of these plans following the Acquisition may result in additional expenses to the combined company. Termination of these plans could have an adverse impact on employee relations.

USE OF PROCEEDS

Based on the assumed public offering price of $46.29 per share, which was the closing price of our common stock on June 6, 2014, as reported on the NASDAQ Global Market, we estimate that our net proceeds from the issuance and sale of 7,344,998 shares of common stock in this offering, after deducting the underwriting discount and estimated offering expenses payable by us, will be approximately $325.0 million. The underwriters may also exercise their option to purchase up to              additional shares of our common stock. The option to purchase these additional shares may be granted by the selling stockholders. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders. To the extent any of the selling stockholders elect not to grant the underwriters an option to purchase some or all of these additional shares, the Company will grant the underwriters an option to purchase such additional shares and will use such additional proceeds in the same manner as the other offering proceeds described below.

We intend to use the proceeds from this offering principally to fund our acquisition strategy, particularly a portion of the purchase price for the planned acquisition of Partnerships in Care and the fees and expenses of the Transactions. See “The Acquisition and Financing Transactions.” The following table describes the sources and uses of funds relating to the Transactions assuming a closing date of July 1, 2014:

Amount
(Dollars in Thousands)
Sources of funds:
Proposed Amended and Restated Senior Credit Facility:
Senior Secured Term Loan B(1)	$300,000
Senior Secured Revolving Line of Credit(1)	56,000
Common stock offered hereby by us(2)	325,000

Total sources	$681,000

Uses of funds:
Partnerships in Care Purchase Price and Repayment of Indebtedness	$662,000
Fees and expenses related to the Transactions	19,000

Total uses	$681,000

(1)	In connection with the Proposed Amended and Restated Senior Credit Agreement, we anticipate raising $300.0 million (or, if we cannot obtain the consent from holders of our existing notes, $250.0 million (or such lesser amount necessary for our secured leverage ratio to remain under 3.0x)) of Senior Secured Term Loan B, which is $50.0 million more than our $250.0 million of committed Senior Secured Term Loan B. As such, we are pursuing a consent solicitation (scheduled to expire June 17, 2014) under our 2018 Indenture in order to facilitate our incurring additional permitted liens securing indebtedness so long as our secured leverage ratio is under 3.5x. If we do not receive the requisite consents, we would only borrow $250.0 million (or such lesser amount necessary for our secured leverage ratio to remain under 3.0x) of term debt and then have to issue additional unsecured debt to finance the Acquisition.
(2)	Reflects anticipated proceeds after underwiting discounts and commissions.

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders in this offering. We will, however, bear the costs, other than the underwriting discount, associated with the sale of shares of common stock by the selling stockholders. See “Selling Stockholders.”

To the extent not used for the planned acquisition of Partnerships in Care, we plan to use the proceeds for general corporate purposes, which may include the repayment of debt under the existing Amended and Restated Senior Credit Facility. As of March 31, 2014, borrowings under the Amended and Restated Senior Credit Facility bore interest at a rate of 2.75%. The maturity date of the Amended and Restated Senior Credit Facility is February 13, 2019.

As of the date of this prospectus supplement, we intend to use the proceeds of this offering to finance the Acquisition but we cannot predict with certainty all of the particular uses for the proceeds from this offering or the amounts that we will actually spend on the uses set forth above. Accordingly, we retain broad discretion over the use of such proceeds. The uses, amounts and timing of our actual expenditures will depend on numerous factors, including completion of the planned acquisition of Partnerships in Care, the results of our ongoing integration efforts and the amount of cash generated or used by our operations. Pending application of the proceeds as described above, we intend to pay down any revolver balance outstanding under our Amended and Restated Senior Credit Facility and place the remaining proceeds in interest bearing time deposits of a national banking association which are insured by the Federal Deposit Insurance Corporation or to invest the proceeds in bonds or other debt obligations issued or guaranteed by the United States government or one of its agencies or instrumentalities or money market funds solely invested in or collateralized by such bonds or debt obligations, to the extent the proceeds are not immediately used to fund the Acquisition.

PRICE RANGE OF OUR COMMON STOCK

Our common stock trades on The NASDAQ Global Market under the symbol “ACHC.” The table below sets forth, for the quarters indicated, the high and low sales prices of our common stock as reported by The NASDAQ Global Market. As of May 31, 2014, there were 50,883,152 shares outstanding, held by 216 stockholders of record. On June 6, 2014, the last reported sale price of our common stock on The NASDAQ Global Market was $46.29 per share.

	Sale Price Per Share of Common Stock
	High	Low
2014
Second Quarter (through June 6, 2014)	$49.81	$38.76
First Quarter	53.87	44.00

2013
Fourth Quarter	$49.14	$37.88
Third Quarter	41.30	30.70
Second Quarter	35.78	27.85
First Quarter	29.50	22.64

2012
Fourth Quarter	$24.83	$18.53
Third Quarter	24.12	15.08
Second Quarter	18.60	14.40
First Quarter	16.50	9.38

DIVIDEND POLICY

We have never declared or paid dividends on our common stock. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness, and therefore we do not anticipate paying any cash dividends in the foreseeable future. Additionally, because we are a holding company, our ability to pay dividends on our common stock is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions under the terms of the agreements governing our indebtedness. Any future determination to pay dividends out of funds available thereof will be at the discretion of our board of directors, subject to compliance with covenants in current and future agreements governing our indebtedness (including our Proposed Amended and Restated Senior Credit Facility and the indenture governing our Senior Notes), and will depend upon our results of operations, financial condition, capital requirements and other factors that our board of directors deems relevant.

CAPITALIZATION

The table below sets forth our cash and cash equivalents and our consolidated capitalization as of March 31, 2014:

•	on an actual basis; and

•

on an adjusted basis to give effect to the Transactions (assuming the issuance and sale of common stock as set forth on the cover of the prospectus supplement), after deducting the underwriting discount and estimated offering expenses payable by us, assuming that the Transactions closed on March 31, 2014.

You should read this table in conjunction with “Use of Proceeds,” “Unaudited Pro Forma Condensed Combined Financial Information” and the financial information incorporated by reference in this prospectus supplement.

	As of March 31, 2014
	Actual	As Adjusted(1)
	(Unaudited)
	(Dollars in thousands, except per share data)
Cash and cash equivalents	$7,243	$7,362

Debt:
Proposed Amended and Restated Senior Credit Facility:
Senior Secured Term Loans(2)	298,125	598,125
Senior Secured Revolving Line of Credit	94,000	150,000
12.875% Senior Notes due 2018	96,264	96,264
6.125% Senior Notes due 2021	150,000	150,000
9.0% and 9.5% Revenue Bonds	24,807	24,807

Total debt (including current portion)	$663,196	$1,019,196

Stockholders’ Equity:
Common stock, $0.01 par value per share; 90,000,000 shares authorized and 50,217,314 shares issued and outstanding, actual; 90,000,000 shares authorized and 57,562,312 shares issued and outstanding, as adjusted(3)	$502	$575
Preferred stock, $0.01 par value per share; 10,000,000 shares authorized; no shares issued and outstanding	—	—
Additional paid-in capital	464,188	789,115
Retained Earnings	31,460	23,660

Total Equity	496,150	813,350

Total capitalization	$1,159,346	$1,832,546

(1)	A $1.00 increase in our share price would decrease the number of shares that we issue by 155,317, and a $1.00 decrease in our share price would increase the number of shares that we issue by 162,177, assuming in either case that we raise the gross proceeds as set forth on the cover of this prospectus supplement.

(2)	Assumes receipt of requisite consents in the consent solicitation to permit us to incur $300 million of Senior Secured Term Loan B. If we do not receive the requisite consents, we would only borrow $250 million of term debt and then have to issue additional unsecured debt to finance the Acquisition.

(3)	Assumes the issuance and sale of common stock as set forth on the cover of the prospectus supplement.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The tables below set forth the unaudited pro forma condensed combined financial data for Acadia giving effect to Acadia’s planned acquisition of Partnerships in Care on July 1, 2014, the offering of common stock described in this prospectus supplement and Acadia’s planned debt financing transactions.

With respect to this offering, the unaudited pro forma condensed combined financial data is based on the assumption that Acadia is offering 7,344,998 shares of common stock at an assumed public offering price of $46.29 per share, which was the closing price of our common stock on June 6, 2014, as reported on the NASDAQ Global Market.

With respect to Acadia’s planned debt financing, the unaudited pro forma condensed combined financial data is based on the assumption that Acadia will issue $300,000,000 of incremental term loans through an amendment to its existing Amended and Restated Credit Agreement and borrow $56,000,000 on its existing revolving line of credit.

The unaudited pro forma condensed combined balance sheet as of March 31, 2014 reflects the effect of Acadia’s planned acquisition of Partnerships in Care as if it occurred on March 31, 2014.

The unaudited pro forma condensed combined statements of operations give effect to each transaction as if it occurred on January 1, 2013.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2013 combines the audited consolidated statement of operations of Acadia for that period, the unaudited consolidated statement of operations for Acadia’s completed acquisitions, and the audited consolidated statement of operations of Partnerships in Care for the period from January 1, 2013 to December 31, 2013.

The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2014 combines the unaudited consolidated statement of operations of Acadia for that period with the unaudited consolidated statement of operations of Partnerships in Care for the period from January 1, 2014 to March 31, 2014.

The unaudited pro forma condensed combined financial data has been prepared using the acquisition method of accounting for business combinations under GAAP. The adjustments necessary to fairly present the unaudited pro forma condensed combined financial data have been made based on available information and in the opinion of management are reasonable. Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with this unaudited pro forma condensed combined financial data. The pro forma adjustments related to the planned acquisition of Partnerships in Care are preliminary and revisions to the fair value of assets acquired and liabilities assumed may have a significant impact on the pro forma adjustments. A final valuation of assets acquired and liabilities assumed has not been completed and the completion of fair value determinations may result in changes in the values assigned to property and equipment and other assets (including intangibles) acquired and liabilities assumed.

The unaudited pro forma condensed combined financial data is for illustrative purposes only and does not purport to represent what our financial position or results of operations actually would have been had the events noted above in fact occurred on the assumed dates or to project our financial position or results of operations for any future date or future period.

The unaudited pro forma condensed combined financial data should be read in conjunction with the consolidated financial statements and notes thereto of Acadia and Partnerships in Care incorporated by reference in this prospectus supplement.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of March 31, 2014

(In thousands)

	Acadia(1)	Partnerships in Care(2a)	Pro Forma Adjustments	Notes	Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$7,243	$20,485	$(20,485)	(5)	$7,362
			119	(8)
Accounts receivable, net	104,585	7,641			112,226
Deferred tax assets	17,029	—			17,029
Other current assets	28,180	5,409			33,589

Total current assets	157,037	33,535	(20,366)		170,206
Property and equipment, net	403,366	895,673	(287,925)	(7)	1,011,114
Goodwill	665,421	—	84,457	(7)	749,878
Intangible assets, net	20,730	—	3,000	(7)	23,730
Deferred tax assets—noncurrent	4,325	—			4,325
Other assets	32,066	—	11,100	(8)	43,166

Total assets	1,282,945	929,208	(209,734)		2,002,419

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	9,570	—	3,000	(9)	12,570
Accounts payable	28,405	6,410			34,815
Accrued salaries and benefits	32,257	6,292			38,549
Other accrued liabilities	27,673	8,209			35,882

Total current liabilities	97,905	20,911	3,000		121,816
Long-term debt	653,626	1,345,323	(992,323)	(9)	1,006,626
Deferred tax liabilities—noncurrent	15,399	76,064	(56,985)	(7)	34,478
Other liabilities	19,865	6,284			26,149

Total liabilities	786,795	1,448,582	(1,046,308)		1,189,069
Equity:
Common stock	502	—	73	(8)	575
Additional paid-in capital	464,188	—	324,927	(8)	789,115
Retained earnings (accumulated deficit)	31,460	—	(7,800)	(8)	23,660
Investment in Parent	—	(519,374)	519,374	(6)	—

Total equity	496,150	(519,374)	836,574		813,350

Total liabilities and equity	$1,282,945	$929,208	$(209,734)		$2,002,419

See accompanying notes to unaudited pro forma financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2013

(In thousands, except per share amounts)

	Acadia(1)	Completed Acquisitions Pro Forma Adjustment(3)	Notes	Acadia Pro Forma	Partnerships in Care(2b)	Pro Forma Adjustments	Notes	Pro Forma Combined
Revenue before provision for doubtful accounts	$735,109	$23,111		$758,220	$267,031			$1,025,251
Provision for doubtful accounts	(21,701)	(933)		(22,634)	(11)			(22,645)

Revenue	713,408	22,178		735,586	267,020			1,002,606
Salaries, wages and benefits	407,962	12,312		420,274	151,493			571,767
Professional fees	37,171	1,567		38,738	11,294			50,032
Supplies	37,569	1,176		38,745	9,755			48,500
Rents and leases	10,049	1,228		11,277	1,605			12,882
Other operating expenses	80,572	2,625		83,197	24,050			107,247
Depreciation and amortization	17,090	501		17,591	21,173	(5,957)	(10)	32,807
Interest expense, net	37,250	2,603		39,853	77,373	(61,357)	(11)	55,869
Debt extinguishment costs	9,350	—		9,350	—			9,350
Transaction-related expenses	7,150	(1,403)	(12)	5,747	—	(184)	(12)	5,563

Total expenses	644,163	20,609		664,772	296,743	(67,498)		894,017
Income (loss) from continuing operations before income taxes	69,245	1,569		70,814	(29,723)	67,498		108,589
Provision (benefit) for income taxes	25,975	588		26,563	(12,844)	21,029	(13)	34,748

Income (loss) from continuing operations	$43,270	$981		$44,251	$(16,879)	$46,469		$73,841

Earnings per share—income (loss) from continuing operations:
Basic	$0.87			$0.88				$1.29

Diluted	$0.86			$0.88				$1.28

Weighted average shares:
Basic	50,004			50,004		7,345	(14)	57,349
Diluted	50,261			50,261		7,345	(14)	57,606

See accompanying notes to unaudited pro forma financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Three Months Ended March 31, 2014

(In thousands, except per share amounts)

	Acadia(1)	Partnerships in Care(2c)	Pro Forma Adjustments	Notes	Pro Forma Combined
Revenue before provision for doubtful accounts	$206,119	$69,450			$275,569
Provision for doubtful accounts	(4,701)	—			(4,701)

Revenue	201,418	69,450			270,868
Salaries, wages and benefits	117,575	40,797			158,372
Professional fees	10,382	3,116			13,498
Supplies	10,064	2,305			12,369
Rents and leases	2,769	448			3,217
Other operating expenses	23,110	6,944			30,054
Depreciation and amortization	5,436	5,767	(1,963)	(10)	9,240
Interest expense, net	9,707	20,809	(16,805)	(11)	13,711
Transaction-related expenses	1,579	—	(9)	(12)	1,570

Total expenses	180,622	80,186	(18,777)		242,031
Income (loss) from continuing operations before income taxes	20,796	(10,736)	18,777		28,837
Provision (benefit) for income taxes	7,775	15	1,438	(13)	9,228

Income (loss) from continuing operations	$13,021	$(10,751)	$17,339		$19,609

Earnings per share—income (loss) from continuing operations:
Basic	$0.26				$0.34

Diluted	$0.26				$0.34

Weighted average shares:
Basic	50,120		7,345	(14)	57,465
Diluted	50,486		7,345	(14)	57,831

See accompanying notes to unaudited pro forma financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(In thousands, except per share amounts)

(1)	The amounts in this column represent, for Acadia, actual results for the periods presented.
(2)	The historical financial statements of Partnerships in Care are prepared in accordance with U.K. GAAP and are adjusted to: (i) reconcile the financial statements to U.S. GAAP and (ii) translate the financial statements to U.S. dollars based on the historical exchange rates below. The Partnerships in Care financial statements have been reclassified to conform to Acadia’s financial statement presentation.

		GBP/USD
March 31, 2014	Period End Spot Rate	$1.6637
Year ended December 31, 2013	Average Spot Rate	$1.5643
Three months ended March 31, 2014	Average Spot Rate	$1.6548

(a)	The amounts below represent results as of March 31, 2014.

	Partnerships in Care (in £, in U.K. GAAP)	U.S. GAAP Adjustments		Notes	Partnerships in Care (in £, in U.S. GAAP)	Partnerships in Care (in $, in U.S. GAAP)
Current assets:
Cash and cash equivalents	£12,313	£			£12,313	$20,485
Accounts receivable, net	4,593				4,593	7,641
Deferred tax assets	—				—	—
Other current assets	3,251				3,251	5,409

Total current assets	20,157				20,157	33,535
Property and equipment, net	453,735		84,627	(4)	538,362	895,673
Goodwill	—				—	—
Intangible assets, net	—				—	—
Deferred tax assets—noncurrent	—				—	—
Other assets	—				—	—

Total assets	£473,892		£84,627		£558,519	$929,208

Current liabilities:
Current portion of long-term debt	£—	£			£—	$—
Accounts payable	3,853				3,853	6,410
Accrued salaries and benefits	3,782				3,782	6,292
Other accrued liabilities	4,934				4,934	8,209

Total current liabilities	12,569				12,569	20,911
Long-term debt	792,206		16,427	(4)	808,633	1,345,323
Deferred tax liabilities—noncurrent	2,027		43,693	(4)	45,720	76,064
Other liabilities	3,777				3,777	6,284

Total liabilities	810,579		60,120		870,699	1,448,582
Equity:
Investment in Parent	(336,687)		24,507		(312,180)	(519,374)

Total equity	(336,687)		24,507		(312,180)	(519,374)

Total liabilities and equity	£473,892		£84,627		£558,519	$929,208

(b)	The amounts below represent results for the year ended December 31, 2013.

	Partnerships in Care (in £, in U.K. GAAP)	U.S. GAAP Adjustments		Notes	Partnerships in Care (in £, in U.S. GAAP)	Partnerships in Care (in $, in U.S. GAAP)
Revenue before provision for doubtful accounts	£170,703	£			£170,703	$267,031
Provision for doubtful accounts	(7)				(7)	(11)

Revenue	170,696				170,696	267,020
Salaries, wages and benefits	98,345		(1,501)	(4)	96,844	151,493
Professional fees	7,220				7,220	11,294
Supplies	6,236				6,236	9,755
Rents and leases	1,026				1,026	1,605
Other operating expenses	15,374				15,374	24,050
Depreciation and amortization	11,458		2,077	(4)	13,535	21,173
Interest expense, net	61,782		(12,320)	(4)	49,462	77,373
Transaction-related expenses	—				—	—

Total expenses	201,441		(11,744)		189,697	296,743
Loss from continuing operations before income taxes	(30,745)		11,744		(19,001)	(29,723)
Benefit for income taxes	(1,715)		(6,496)	(4)	(8,211)	(12,844)

Loss from continuing operations	£(29,030)		£18,240		£(10,790)	$(16,879)

(c)	The amounts below represent results for the three months ended March 31, 2014.

	Partnerships in Care (in £, in U.K. GAAP)	U.S. GAAP Adjustments		Notes	Partnerships in Care (in £, in U.S. GAAP)	Partnerships in Care (in $, in U.S. GAAP)
Revenue before provision for doubtful accounts	£41,969	£			£41,969	$69,450
Provision for doubtful accounts	—				—	—

Revenue	41,969				41,969	69,450
Salaries, wages and benefits	25,091		(437)	(4)	24,654	40,797
Professional fees	1,883				1,883	3,116
Supplies	1,393				1,393	2,305
Rents and leases	271				271	448
Other operating expenses	4,196				4,196	6,944
Depreciation and amortization	2,966		519	(4)	3,485	5,767
Interest expense, net	15,655		(3,080)	(4)	12,575	20,809
Transaction-related expenses	—				—	—

Total expenses	51,455		(2,998)		48,457	80,186
Loss from continuing operations before income taxes	(9,486)		2,998		(6,488)	(10,736)
Benefit for income taxes	(532)		541	(4)	9	15

Loss from continuing operations	£(8,954)		£2,457		£(6,497)	$(10,751)

(3)	The amounts in this column represent pro forma adjustments for Acadia’s completed acquisitions of two facilities from United Medical Corporation and Cascade Behavioral Hospital (neither acquisition was individually material), actual results for the periods presented, up to the acquisition dates.
(4)	Reflects adjustments to reconcile U.K. GAAP to U.S. GAAP per the footnotes of Partnerships in Care Investments 1 Limited financial statements including (i) a property and equipment impairment charge and related depreciation expense adjustment, which would not have been recorded under U.S. GAAP; (ii) amortization of an interest rate swap, which would not have been recorded under U.S. GAAP; (iii) a share-based payment charge, which would not have been recorded under U.S. GAAP; and (iv) the tax impact of the previous adjustments.
(5)	Represents cash not acquired as part of the acquisition.
(6)	Reflects elimination of equity accounts of Partnerships in Care.

(7)	Represents adjustments based on preliminary estimates of fair value and the adjustment to goodwill derived from the difference in the estimated total consideration to be transferred by Acadia and the estimated fair value of assets acquired and liabilities assumed by Acadia, calculated as follows:

Estimated cash consideration	$661,981
Cash and cash equivalents	—
Accounts receivable	7,641
Other current assets	5,409
Property and equipment	607,748
Intangible assets	3,000
Other long-term assets	—
Accounts payable	(6,410)
Accrued salaries and benefits	(6,292)
Other accrued liabilities	(8,209)
Deferred tax liabilities—noncurrent	(19,079)
Other long-term liabilities	(6,284)

Fair value of assets acquired and liabilities assumed	$577,524

Estimated goodwill	$84,457

The acquired assets and liabilities will be recorded at their relative fair values as of the closing date of the acquisition. Estimated goodwill is based upon a determination of the fair value of assets acquired and liabilities assumed that is preliminary and subject to revision as the value of total consideration is finalized and additional information related to the fair value of property and equipment and other assets (including intangible assets) acquired and liabilities assumed becomes available. The actual determination of the fair value of assets acquired and liabilities assumed will differ from that assumed in these unaudited pro forma condensed combined financial statements and such differences may be material. Qualitative factors comprising goodwill include efficiencies derived through synergies expected by coordination of services provided across the combined network of facilities, achievement of operating efficiencies by benchmarking performance and applying best practices throughout the combined company.

(8)	Represents a $119 increase in cash as a result of the planned acquisition of Partnerships in Care and related financing transactions. Acadia expects to issue $300,000 of incremental term loans through an amendment to its existing Amended and Restated Credit Agreement, or Incremental Term Loans, borrow $56,000 on its existing revolving line of credit and issue additional common shares for estimated net proceeds of $325,000. Based on the assumed public offering price of $46.29 (the closing price of our common stock on June 6, 2014, as reported on the NASDAQ Global Market) the number of shares to be issued is 7,344,998 with a par value of $0.01, which results in additional common stock of $73 and additional paid-in capital of $324,927 and includes estimated underwriting discounts and other offering expenses of $15,000. The sources and uses of cash in connection with the acquisition are expected to be as follows:

Sources:
Incremental Term Loans	$300,000
Revolving line of credit	56,000
Equity issuance	325,000
Uses:
Cash consideration	(661,981)
Debt financing costs	(11,100)
Acquisition costs(a)	(7,800)

Cash adjustment	$119

(a)	The effect of estimated acquisition costs are not included in the pro forma condensed combined statement of operations for the year ended December 31, 2013 and three months ended March 31, 2014.

(9)	Represents the elimination of debt not assumed in the Partnerships in Care acquisition, the issuance of Incremental Term Loans and borrowings under the existing revolving line of credit as follows:

	Current Portion	Long-term Portion	Total Debt
Elimination of debt not assumed	$—	$(1,345,323)	$(1,345,323)
Incremental Term Loans	3,000	297,000	300,000
Revolving line of credit	—	56,000	56,000

Adjustments	$3,000	$(992,323)	$(989,323)

(10)	Represents the adjustments to Partnerships in Care’s depreciation and amortization expense as a result of recording the property and equipment and intangible assets at preliminary estimates of fair value as of the date of the acquisitions, as follows:

(a)	Completed acquisitions:

	Amount	Useful Lives (in years)	Monthly Depreciation	Year Ended December 31, 2013	Three Months Ended March 31, 2014
Land	$137,483	N/A	$—	$—	$—
Building and improvements	455,764	30-50	950	12,168	3,042
Equipment	14,501	3-10	192	3,048	762

				15,216	3,804
Indefinite-lived intangible assets	607,748	N/A	1,142	—	—

Total depreciation and amortization expense				15,216	3,804
Less: historical depreciation and amortization expense				(21,173)	(5,767)

Depreciation and amortization expense adjustment				$(5,957)	$(1,963)

(11)	Represents an adjustment to interest expense to give effect to the Incremental Term Loans based on an estimated interest rate of 4.25% and to borrow $56,000 on its existing revolving line of credit and to eliminate interest expense on Partnerships in Care’s historical debt, which will be extinguished at closing. Interest expense includes related amortization of $1.6 million of deferred financing costs for the year ended December 31, 2013 and $0.4 million for the three months ended March 31, 2014.

	Year Ended December 31, 2013	Three Months Ended March 31, 2014
Interest related to Incremental Term Loan	$12,750	$3,188
Interest related to borrowings on revolving credit facility	1,680	420
Interest related to amortization of deferred financing costs	1,586	396
Less: historical interest expense	(77,373)	$(20,809)

Interest expense adjustment	$(61,357)	$(16,805)

An increase or decrease of 0.125% in the assumed interest rate would result in a change of $375 for the year ended December 31, 2013 and $94 for the three months ended March 31, 2014.

(12)	Reflects the removal of acquisition-related expenses, related to Acadia’s completed acquisitions and Partnerships in Care, included in the historical statements of operations.
(13)	Reflects adjustments to income taxes to reflect the impact of the above pro forma adjustments applying combined U.S. federal and state statutory tax rates and U.K. statutory rates.
(14)	Represents adjustments to weighted average shares used to compute basic and diluted earnings per share to reflect the effect of an estimated 7,344,998 shares of common stock to be issued by Acadia in this offering, which resulted in an increase in weighted average shares outstanding of 7,344,998 shares for the year ended December 31, 2013 and the three months ended March 31, 2014 on a pro forma basis. The proceeds from such offering of common stock are to be used to partially fund Acadia’s planned acquisition of Partnerships in Care.

SELLING STOCKHOLDERS

The table below sets forth information with respect to the selling stockholders and the shares of our common stock beneficially owned by the selling stockholders as of May 31, 2014. The percentages of shares owned prior to and after the offering are based on the 50,833,152 shares of our common stock outstanding as of May 31, 2014. The information regarding shares beneficially owned after the offering assumes the selling stockholders (rather than the Company) grant the underwriters an option to purchase $51,000,000 of additional shares of our common stock, the sale of all shares offered by the selling stockholders, in the aggregate, and that the selling stockholders do not acquire any additional shares. Information in the table below with respect to beneficial ownership has been furnished by the selling stockholders, without independent verification by us.

The amounts and percentage of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he or she has no economic interest. The number of shares of common stock outstanding used in calculating the percentage for each listed person includes the shares of common stock underlying options held by such person that are exercisable within 60 days after May 31, 2014, but excludes shares of common stock underlying options held by any other person.

Except as indicated by footnote, the selling stockholders named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Further, the numbers in the table below are based on the assumption that we are offering 7,344,998 shares of common stock at an assumed public offering price of $46.29 per share, which was the closing price of our common stock on June 6, 2014, as reported on the NASDAQ Global Market.

Name (1)	Shares Beneficially Owned Before the Offering			Number of Shares Offered	Shares Beneficially Owned After the Offering
					Assuming the Underwriters’ Option is Not Exercised			Number of Shares Offered if Underwriters’ Option is Exercised in Full		Assuming the Underwriters’ Option is Exercised in Full
	Number		Percentage		Number		Percentage			Number	Percentage
Waud Capital Partners	11,788,476	(2)	23.2%	0	11,788,476	(2)	20.3%	1,077,593		10,710,883	18.4%
	2,372,745	(3)	4.7%	0	2,372,745	(3)	4.1%	24,156	(7)	2,348,589	4.0%

	14,161,221		27.8%	0	14,161,221		24.3%	1,101,749	(7)	13,059,472	22.4%
Robert W. Swinson (4)	92,351		*	0	92,351		*	11,802		80,549	*
Fred T. Dodd, Jr. (5)	94,586		*	0	94,586		*	7,785		86,801	*
Gary Mecklenburg (6)	4,569		*	0	4,569		*	4,569		0	*

*	Represents beneficial ownership of less than 1% of our outstanding common stock.
(1)	Each of the selling stockholders, other than Mr. Mecklenburg, is a party to a stockholders agreement with Acadia.
(2)	Includes 11,788,476 shares owned of record as follows: (i) 2,038,125 shares by Waud Capital Partners II, L.P. (“WCP II”); (ii) 3,726,016 shares by Waud Capital Partners QP II, L.P. (“Waud QP II”); (iii) 648,507 shares by the Reeve B. Waud 2011 Family Trust; (iv) 72,057 shares by Waud Family Partners, L.P. (“WFP LP”); (v) 568,655 shares by WCP FIF II (Acadia), L.P. (“WCP FIF II”); (vi) 582,401 shares by Waud Capital Affiliates II, L.L.C. (“Waud Affiliates II”); (vii) 298,889 shares by Waud Capital Affiliates III, L.L.C. (“Waud Affiliates III”); (viii) 811,863 shares by WCP FIF III (Acadia), L.P. (“WCP FIF III”); (ix) 1,849,888 shares by Waud Capital Partners QP III, L.P. (“Waud QP III”); (x) 327,133 shares by Waud Capital Partners III, L.P. (“WCP III”); (xi) 6,071 shares of restricted stock by Mr. Waud; (xii) 795,667 shares by Crystal Cove LP; (xiii) 33,333 shares by Melissa W. Waud, Mr. Waud’s wife; (xiv) 25,440 shares by Waud Capital Partners, L.L.C.; and (xv) 4,431 shares by Kyle D. Lattner.

The following entities named in the immediately prior paragraph are selling up to the specified number of shares reflected in the table above in this offering: (i) 34,293 shares by WCP III; (ii) 193,924 shares by Waud QP III; (iii) 85,108 shares by WCP FIF III; (iv) 31,333 shares by Waud Affiliates III; (v) 213,657 shares by WCP II; (vi) 390,601 shares by Waud QP II; (vii) 59,612 shares by WCP FIF II; (viii) 61,053 shares by Waud Affiliates II; (ix) 7,211 shares by the Reeve B. Waud 2011 Family Trust; and (x) 801 shares by WFP LP.

Waud Capital Partners Management II, L.P. (“WCPM II”), as the general partner of WCP II, Waud QP II and WCP FIF II and the manager of Waud Affiliates II, and Waud Capital Partners II, L.L.C. (“Waud II LLC”), as the general partner of WCPM II, may be deemed to share beneficial ownership of the shares held of record by such entities. Waud Capital Partners Management III, L.P. (“WCPM III”), as the general partner of WCP III, Waud QP III and WCP FIF III and the manager of Waud Affiliates III, and Waud Capital Partners III, L.L.C. (“Waud III LLC”), as the general partner of WCPM III, may be deemed to share beneficial ownership of the shares held of record by such entities. Mr. Waud may be deemed to beneficially own the shares of common stock held by each of the above entities by virtue of his (A) making decisions for the limited partner committee of each of WCPM II and WCPM III, (B) being the manager of Waud II LLC and Waud III LLC, (C) being the general partner of WFP LP and Crystal Cove LP, (D) being the investment advisor of the Reeve B. Waud 2011 Family Trust, (E) being married to Ms. Waud, and (F) being the sole manager of WCP.

(3)	As described in the section below entitled “Certain Relationships and Related Transactions with the Selling Stockholders—Stockholders Agreement, certain current and former members of our management granted WCP II a proxy to vote their shares in connection with the election and removal of directors and certain other matters in the manner directed by the holders of a majority of the stock held by Waud Capital Partners. As a result, WCP II, WCPM II, Waud II LLC and Mr. Waud may be deemed to share beneficial ownership of the 2,372,745 shares held by the certain current and former members of our management that have granted Waud Capital Partners a proxy pursuant to the stockholders agreement. As a result, the following shares beneficially owned by members of our current and former management are included in the shares reported by WCP and Mr. Waud: (1) 319,880 shares by Joey Jacobs, (2) 375,368 shares by the Jeremy Brent Jacobs GST Non-Exempt Trust u/a/d 04/26/2011, (3) 375,368 shares by the Scott Douglas Jacobs GST Non-Exempt Trust u/a/d 04/26/2011, (4) 80,163 shares by Brent Turner, (5) 103,126 shares by the Elizabeth Grace Turner 2011 Vested Trust, (6) 103,126 shares by the William Jesse Turner 2011 Vested Trust, (7) 135,743 shares by Ron Fincher, (8) 41,847 shares by the Ras W. Fincher II Trust u/a/d 9/13/11, (9) 41,847 shares by the Morgan M. Fincher Trust u/a/d 9/13/11, (10) 41,847 shares by the Cody C. Fincher Trust u/a/d 9/13/11, (11) 183,823 shares by Jack E. Polson, (12) 51,084 shares by the Jack E. Polson Family 2013 Grantor Retained Annuity Trust, (13) 242,751 shares by Mr. Howard, (14) 72,844 shares by Danny Carpenter, (15) 100 shares by Karen Prince, (16) 92,351 shares by Robert Swinson, (17) 94,586 shares by Fred T. Dodd, Jr., and (18) 16,891 shares by Randall Goldberg.
(4)	Mr. Swinson is our former Division Chief Financial Officer.
(5)	Includes 8,638 shares of restricted stock and options to purchase 1,812 shares of common stock. Mr. Dodd is our Chief Compliance Officer.
(6)	Mr. Mecklenburg is a former member of the Board of Managers of Acadia Healthcare Company, LLC.
(7)	Includes the shares being sold by Messrs. Swinson and Dodd, and which Waud Capital Partners is deemed to have beneficial ownership.

Certain Relationships and Related Transactions with the Selling Stockholders

The following section references Acadia Healthcare Holdings, LLC, or Acadia Holdings, which was a privately owned holding company that owned Acadia prior to the consummation of its acquisition of PHC, or the PHC Acquisition, and was controlled by Waud Capital Partners.

Professional Services Agreement

We and Waud Capital Partners were parties to a professional services agreement dated April 1, 2011, pursuant to which Waud Capital Partners rendered general advisory and management services with respect to financial and operating matters, including advice on corporate strategy, budgeting of future corporate investment, acquisition and divestiture strategy and debt and equity financing. We and Waud Capital Partners terminated the professional services agreement in connection with consummation of the PHC Acquisition and payment of $20,559,000 in aggregate transaction fees to Waud Capital Partners pursuant to the terms of the related termination agreement. Under the merger agreement with PHC, $15,559,000 of such transaction fees were subtracted from the $90.0 million dividend made by us to holders of our capital stock immediately prior to consummation of the PHC Acquisition.

The parties entered into the professional services agreement in connection with entering into the second amended and restated limited liability company agreement of Acadia Holdings, or the Acadia Holdings LLC Agreement, which amended and restated Acadia Holdings’ prior limited liability company agreement dated August 31, 2009, or the Prior LLC Agreement.

Pursuant to the professional services agreement, we were obligated to pay the following fees to Waud Capital Partners: (i) upon consummation of any credit facility (including any amendments to existing credit facilities which have the effect of increasing the committed amount under such facility, but excluding any credit facility entered into after April 1, 2011 with any affiliate of Waud Capital Partners if such affiliate is receiving a closing or similar fee in connection with such facility), financing fees in cash in an aggregate amount to equal 1.5% of the aggregate principal amount of all such loans (or 1.0% of the aggregate amount of all public bond issuances); (ii) advisory fees in connection with the negotiation and consummation of any acquisitions and/or dispositions by us or any of our subsidiaries in an aggregate amount equal to 2.0% of the gross purchase price of any such acquisition or disposition (including any debt or other liabilities assumed or otherwise included in the transaction(s)), as compensation for the negotiation, arranging and structuring services Waud Capital Partners has agreed to provide us with respect thereto; and (iii) upon consummation of a Sale of Acadia (as defined below), a sale fee in cash in an amount equal to 1.5% of the enterprise value assigned to us and our subsidiaries in connection with or implied by such Sale of Acadia, as compensation for the negotiation, structuring and other services Waud Capital Partners agreed to provide us with respect to such Sale of Acadia. The PHC Acquisition did not constitute a Sale of Acadia.

Under the professional services agreement, Waud Capital Partners charged us a management fee for advisory and management services of $2.0 million per year. The fee for the period from and including April 1, 2011 to and including June 30, 2011 was paid on April 1, 2011. Thereafter, the advisory fee was payable on July 1st and January 1st of each year in advance.

The professional services agreement also provided for the reimbursement of Waud Capital Partners for its reasonable travel expenses, legal fees and other out-of-pocket fees and expenses in connection with activities undertaken pursuant to such agreement. Additionally, Waud Capital Partners was indemnified for liabilities incurred in connection with their role under the professional services agreement, other than for liabilities resulting from their gross negligence or willful misconduct, as determined by a court of competent jurisdiction in a final non-appealable order.

In connection with entry into the professional services agreement, the amendment and restatement of the recapitalization of Acadia Holdings and the consummation of the our acquisition of Youth and Family Centered Services, Inc., Waud Capital Partners received $6.15 million in fees from us on April 1, 2011, which consisted of a $3.6 million transaction fee, a $450,000 commitment fee and a $2.1 million financing fee. As discussed above, Waud Capital Partners also received $20,559,000 in aggregate transaction fees in connection with consummation of the PHC Acquisition and the termination of the professional services agreement.

Prior to entry into the professional services agreement, Waud Capital Partners was entitled to receive the following fees from Acadia Holdings pursuant to the Prior LLC Agreement: (i) an annual advisory fee, payable on a semi-annual basis, as compensation for the financial and management consulting services Waud Capital Partners had agreed to provide Acadia Holdings and its subsidiaries with respect to their business and financial management generally and its financial affairs; and (ii) upon consummation of any credit facility (including amendments to existing credit facilities which have the effect of increasing the amount to be drawn under such facility by Acadia Holdings or its subsidiaries, but excluding any credit facility entered into after December 30, 2005 with any affiliate of Waud Capital Partners if such affiliate received a closing or similar fee in connection with such facility) entered into by Acadia Holdings or its subsidiaries after December 30, 2005, financing fees in an aggregate amount to equal 2.0% of the aggregate principal amount of all such loans (or 1.0% of the aggregate amount of all public bond issuances), as compensation for the negotiation, arranging and structuring services Waud Capital Partners had agreed to provide to Acadia Holdings or its subsidiaries. The annual fee payable to Waud Capital Partners was initially set at $350,000 per annum, subject to annual increases of $50,000, up to $600,000, effective January 1st of each year beginning January 1, 2007. Waud Capital Partners deferred the payment of all such management fees in accordance with the terms of the Prior LLC Agreement.

On April 1, 2011 in connection with the recapitalization of Acadia Holdings, Waud Capital Partners received approximately $7.1 million of Acadia Holdings equity in exchange for fees it had previously deferred in accordance with the Prior LLC Agreement.

True Partners Engagement Agreement

We and True Partners Consulting LLC, or True Partners, an affiliate of Waud Capital Partners, are parties to an engagement agreement dated January 7, 2011, pursuant to which True Partners renders tax consulting and compliance services to us and our affiliated entities. Waud Capital Partners indirectly owns a majority of the True Partners membership interests. The engagement agreement terminated upon the completion of the services rendered by True Partners during 2011. We paid $196,387 and $23,000 in 2011 and 2012, respectively, to True Partners for such services performed in 2011. We did not pay any amount to True Partners in 2013.

Registration Rights Agreement

Acadia Holdings entered into an amended and restated registration rights agreement with the holders of substantially all of its equity securities pursuant to which such holders have the right to demand the registration of all or a portion of their securities and have certain “piggyback” registration rights, subject to certain limitations. In connection with the consummation of the PHC Acquisition, Waud Capital Partners and the other members of Acadia Holdings caused the dissolution of Acadia Holdings and the distribution of the common stock held by Acadia Holdings to its members. In connection with such dissolution and distribution, we assumed Acadia Holdings’ rights and obligations under the amended and restated registration rights agreement.

Affiliate Transactions

We have entered into employment agreements with each of Messrs. Jacobs, Fincher, Turner and Howard. The base salaries under the employment agreements are subject to an annual increase in the sole discretion of our board of directors. In addition to base salary, under the employment agreements the executives are entitled to participate, in their sole discretion, in all of our employee benefit programs for which senior executive employees are generally eligible. Each executive is also eligible to receive an annual bonus of up to 100% of such executive’s base salary and reimbursement of reasonable expenses incurred in connection with services performed under each executive’s employment agreement.

Under each employment agreement, if the executive is terminated without “Cause” or resigns with “Good Reason” (each as defined in the employment agreements) such executive is generally entitled to receive (subject to the satisfaction of certain conditions):

•	Such executive’s base salary through the termination date;

•	Any bonus amounts under such executive’s employment agreement to which such executive is entitled determined by reference to the calendar year that ended on or prior to the termination date;

•	Any unused and unpaid time off and sick pay accrued through the termination date and any incurred but unreimbursed business expenses as of the termination date;

•	A prorated bonus amount for the calendar year in which the termination occurs;

•	Certain bonus amounts, prorated based on the actual number of days elapsed in such year prior to the termination date;

•

An amount equal to the cost of the premiums for continued health and dental insurance for the executive and/or his dependents in accordance with the Consolidated Budget Reconciliation Act of 1985 for a specified period; and

•	A specified severance payment.

During the term of each employment agreement and for one year thereafter (or 24 months thereafter in the case of Mr. Jacobs), each such executive is prohibited from (i) directly or indirectly managing, controlling, consulting, rendering services for or participating, engaging or owning an interest in any business which derives 25% of its gross revenue from the business of providing behavioral healthcare and/or related services and (ii) directly or indirectly managing, controlling, rendering services for or participating or consulting with any unit, division, segment or subsidiary of any other business that engages in or otherwise competes with (or was organized for the purpose of engaging in or competing with) the business of providing behavioral healthcare and/or related services, subject to certain exceptions. Each such executive is prohibited from directly or indirectly soliciting or hiring any employee or independent contractor of ours or directly or indirectly soliciting any customer, supplier, licensee, licensor or other business relation of ours during the employment period and for 12 months thereafter. In addition, the executives are subject to customary confidentiality and non-disparagement obligations both during and following their employment with the Company.

Stockholders Agreement

In connection with consummation of the PHC Acquisition, we, Waud Capital Partners and certain members of our current and former management, or the Management Investors, entered into the Stockholders Agreement.

Management Rights. For so long as Waud Capital Partners holds at least 17.5% of our outstanding voting securities, Waud Capital Partners will have the right to designate at least such number of directors to our board of directors that, when compared to the authorized number of directors on our board of directors, is not less than proportional to the total number of Stockholder Shares (as defined below) over which Waud Capital Partners retains voting control relative to the total number of Stockholder Shares then issued and outstanding (with the number of representatives rounded up to the next whole number in all cases). From and after such time as Waud Capital Partners ceases to hold at least 17.5% of our outstanding voting securities, Waud Capital Partners will have no right to designate any representative to our board of directors. Notwithstanding the foregoing, the Stockholders Agreement provides that no reduction in the number of shares of our common stock and other of our and our subsidiaries’ equity securities over which Waud Capital Partners retains voting control will shorten the term of any incumbent director on our board of directors.

In accordance with the Stockholders Agreement, our board of directors appointed Messrs. Jacobs and Shear as directors. Mr. Jacobs’ appointment shall last as long as he continues to serve as our Chief Executive Officer or the Chief Executive Officer of any of our subsidiaries. Mr. Shear’s appointment will terminate after the expiration of the three-year term following his initial term.

“Stockholder Shares” is defined as (i) any shares of our common stock or other of our or our subsidiaries’ equity securities from time to time purchased or otherwise acquired or held by any party to the Stockholders Agreement, (ii) any of our common stock or other of our or our subsidiaries’ equity securities from time to time issued or issuable directly or indirectly upon the conversion, exercise or exchange of any securities purchased or otherwise acquired by any party to the Stockholders Agreement (excluding options to purchase our common stock granted by us unless and until such options are exercised), and (iii) any other capital stock or other of our or our subsidiaries’ other equity securities from time to time issued or issuable directly or indirectly with respect to the securities referred to in clauses (i) or (ii) above by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization.

Voting Agreement. Under the Stockholders Agreement, in the event our approval or the approval of our stockholders is required in connection with any election or removal of directors, merger, consolidation, business combination, recapitalization, conversion, sale, lease or exchange of all or substantially all of our property or assets, authorization or issuance of capital stock or other securities (including the adoption of any equity incentive plan), executive compensation, stockholder proposal, amendment to or restatement of our certificate of incorporation or Bylaws or pursuant to any contractual agreement to which a Management Investor is a party or is bound, each Management Investor will vote all of his or her Stockholder Shares and any other voting securities over which such Management Investor has voting control, and will take all other necessary or desirable actions within his, her or its control so that all such Stockholder Shares and other of our voting securities are voted as directed by Waud Capital Partners. In furtherance of the foregoing, each Management Investor has appointed WCP II as such Management Investor’s true and lawful proxy and attorney-in fact, with full power and authority to vote such Management Investor’s Stockholder Shares and any other of our voting securities over which such Management Investor has voting control for the election and/or removal of directors (in accordance with the provisions described above in the subsection entitled “—Management Rights”) and all such matters as described in this “—Voting Agreement” subsection. The Stockholders Agreement provides that the voting agreements and proxy described in this paragraph will terminate from and after such time as Waud Capital Partners ceases to hold 17.5% of our outstanding voting securities.

Transfer Restrictions. The Stockholders Agreement provides that no Management Investor may transfer any interest in any Stockholder Shares, except as described in the following sentence, without first obtaining the consent of Waud Capital Partners; provided, that the Management Investors may transfer Stockholder Shares to their “Permitted Transferees” (as defined in the Stockholders Agreement) as long as the transferring Management Investor retains voting control over the transferred Stockholder Shares. The aforementioned restrictions on transfer do not apply to the following Stockholder Shares:

•	Stockholder Shares received as consideration in the PHC Acquisition;

•

Stockholder Shares purchased or otherwise acquired by any Management Investor after the effective time of the PHC Acquisition (excluding, for the avoidance of doubt, Stockholder Shares received in the dissolution of Acadia Holdings); and

•	A percentage of Stockholder Shares held by each Management Investor and designated as “Unrestricted Shares” in accordance with the terms of the Stockholders Agreement.

The Stockholders Agreement defines “Unrestricted Shares,” with respect to any Management Investor, as the number of such Management Investor’s Subject Shares (as defined below) determined by multiplying (x) the total number of Subject Shares held by such Management Investor as of November 1, 2011 (as appropriately adjusted for stock splits, stock dividends, stock combinations, recapitalizations and the like), by (y) the difference of 100% minus the WCP Liquidity Percentage (as defined below); provided, that (a) from and after November 1, 2014, no fewer than 33% of the Subject Shares held by such Management Investor as of November 1, 2011 shall be Unrestricted Shares, (b) from and after November 1, 2015, no fewer than 67% of the Subject Shares held by such Management Investor as of November 1, 2011 shall be Unrestricted Shares, and (c) from and after November 1, 2016, 100% of such Management Investor’s Subject Shares shall be Unrestricted Shares; and provided further, that 50,000 of the Subject Shares held by each of Norman K. Carter, III and Karen Prince shall become Unrestricted Shares on April 25, 2013 and an additional 50,000 of the Subject Shares held by each of Norman K. Carter, III and Karen Prince shall become Unrestricted Shares at the expiration of each 90-day period thereafter (notwithstanding the foregoing, each such former executive agrees to Transfer (as defined in the Stockholders Agreement) no more than 10,000 of such Subject Shares on any single trading day).

The Stockholders Agreement also defines “Subject Shares,” with respect to any Management Investor, as all Stockholder Shares purchased or otherwise acquired or held by such Management Investor other than (A) any Stockholder Shares received by such Management Investor as consideration in the PHC Acquisition, and (B) any Stockholder Shares purchased or otherwise acquired by such Management Investor after the effective time of the PHC Acquisition (which, for purposes of clarity, shall not include any Stockholder Shares received by such Management Investor in connection with the dissolution of Acadia Holdings or otherwise in connection with the liquidation and dissolution of Acadia Holdings), and defines “WCP Liquidity Percentage” as the percentage obtained by dividing (i) the total number of Stockholder Shares constituting WCP Equity (as defined below) as of the date of determination, by (ii) the total number of Stockholder Shares constituting WCP Equity as of November 1, 2011 (as appropriately adjusted for stock splits, stock dividends, stock combinations, recapitalizations and the like).

The Stockholders Agreement defines “WCP Equity” as (i) the common stock held by Waud Capital Partners on November 1, 2011 and any other Stockholder Shares from time to time issued to or otherwise acquired by Waud Capital Partners (other than pursuant to purchases made on the open market and not in connection with any private placement by us), and (ii) any securities issued with respect to the securities referred to in clause (i) by way of a stock split, stock dividend, or other division of securities, or in connection with a combination of securities, recapitalization, merger, consolidation, or other reorganization. As to any particular securities constituting WCP Equity, such securities shall cease to be WCP Equity when they have been (A) effectively registered under the Securities Act and disposed of for cash in accordance with the registration statement covering them, (B) purchased or otherwise acquired for cash by any person other than an affiliate of Waud Capital Partners, or (C) redeemed or repurchased for cash by us or any of our subsidiaries or any designee thereof. The Stockholder Shares not described in clauses (i), (ii) and (iii) of the prior sentence are referred to in the Stockholders Agreement as “Restricted Shares.”

Lock-Ups. The Stockholders Agreement provides that no Management Investor or other holder of Restricted Shares will take any of the following actions from the date we give notice to the Management Investors that a preliminary or final prospectus has been circulated for a public offering and during the 90 days following the date of the final prospectus for such public offering: (i) offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of our or our subsidiaries’ equity securities or any securities convertible into or exchangeable or exercisable for such securities; (ii) enter into any transaction which would have the same effect as described in clause (i); (iii) enter into any swap, hedge or other arrangement that transfers, in whole or part, any of the economic consequences or ownership of any of the securities described in clause (i); or (iv) publicly disclose the intention to enter into any transaction described in clauses (i), (ii) or (iii). The foregoing restrictions do not apply to transactions made in the subject public offering and those to which the underwriters managing such public offering agree in writing. As used in this “— Stockholders Agreement” section, “public offering” refers to any offering by us of our or our subsidiaries’ capital stock or other equity securities to the public pursuant to an effective registration statement under the Securities Act or any comparable statement under any similar federal statute then in force.

Certain Covenants. Under the Stockholders Agreement, we are obligated, for so long as Waud Capital Partners continues to hold 17.5% of our outstanding voting securities, to deliver to Waud Capital Partners certain audited and unaudited financial statements, annual budgets and operating plans and other information and financial data concerning us and our subsidiaries as reasonably requested by Waud Capital Partners. We will also be obligated during such period to permit any representative designated by Waud Capital Partners, upon reasonable notice and execution of a customary confidentiality agreement, to visit and inspect any of our properties, to examine our and our subsidiaries’ corporate, financial and other records and to consult with our and our subsidiaries directors, officers, managers, key employees and independent accountants.

For so long as Waud Capital Partners continues to hold 17.5% of our outstanding voting securities, we are not permitted to take (or with respect to certain actions be permitted to cause our subsidiaries to take) any of the following actions, subject to certain limited exceptions, without the prior written consent of Waud Capital Partners:

•	Pay dividends, redeem stock or make other distributions;

•	Authorize, issue or enter into any agreement providing for the issuance of any debt or equity securities;

•	Make loans, advances, guarantees or “Investments” (as defined in the Stockholders Agreement);

•	Engage in mergers or consolidations;

•	Make or fail to make certain capital expenditures;

•	Sell, lease, license or dispose of any assets;

•	Liquidate, dissolve or wind up or effect a recapitalization, reclassification or reorganization;

•	Acquire any interest in any company or business;

•	Materially change our business activities;

•	Enter into, amend, modify or supplement or waive any provisions of any agreement, transaction, commitment or arrangement with any affiliate;

•	Incur additional indebtedness exceeding $10.0 million in aggregate principal amount outstanding at any time on a consolidated basis; or

•	Make an assignment for the benefit of creditors or admit in writing its inability to pay our debts generally as they become due.

Furthermore, so long as Waud Capital Partners continues to hold 17.5% of our outstanding voting securities, we will (and will cause each of our subsidiaries to) take the following actions (subject to certain limited exceptions), unless we have received the prior written consent of Waud Capital Partners:

•	Maintain and keep our tangible assets in good repair, working order and condition;

•

Maintain all material intellectual property rights necessary to the conduct of our business and maintain agreements providing for the confidentiality and protection of our intellectual property rights;

•	Comply in all material respects with all applicable laws, rules and regulations of all governmental entities;

•	Cause to be done all things reasonably necessary to maintain, preserve and renew all licenses, permits and other approvals necessary for the conduct of our business;

•	Pay and discharge when payable all material taxes, assessments and governmental charges imposed upon our properties or the income or profits therefrom;

•	Use commercially reasonable efforts to continue in force adequate insurance; and

Maintain proper books of record and account which present fairly in all material respects our financial conditions and results of operations and make provisions on our financial statements for all proper reserves, each in accordance with GAAP.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a general discussion of the material U.S. federal income tax considerations with respect to the ownership and disposition of our common stock applicable to a Non-U.S. Holder (as defined below) that purchases such shares in this offering. This summary applies only to a Non-U.S. Holder that holds our common stock as a capital asset (i.e., generally as an investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code.

For purposes of this summary, a “Non-U.S. Holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation (or entity treated as a foreign corporation for U.S. federal income tax purposes); or

•	a foreign estate or foreign trust.

This summary is based upon the provisions of the Code, the U.S. Treasury regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as of the date of this prospectus supplement. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. We cannot assure you that a change in law, possibly with retroactive application, will not alter significantly the tax considerations that we describe in this prospectus supplement. We have not sought and do not plan to seek any ruling from the U.S. Internal Revenue Service, or the IRS, with respect to statements made and the conclusions reached in the following discussion, and we cannot assure you that the IRS or a court will agree with our statements and conclusions.

This discussion does not address all aspects of U.S. federal income taxation or any aspects of alternative minimum, estate, state, local, or non-U.S. taxation. In addition, this discussion does not address any aspects of the Medicare tax on certain unearned income. This discussion also does not consider any specific facts or circumstances that may apply to particular Non-U.S. Holders that may be subject to special treatment under the U.S. federal income tax laws, including, but not limited to insurance companies; tax-exempt organizations; financial institutions; regulated investment companies; tax-qualified retirement plans; brokers or dealers in securities; investors that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment; controlled foreign corporations; passive foreign investment companies; expatriates and former long-term residents of the United States; and investors in pass-through entities. Such Non-U.S. Holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

If a partnership or any other entity or arrangement taxed as a partnership for U.S. federal income tax purposes is a beneficial owner of our common stock, the treatment of a partner in the partnership will generally depend upon the status of the equity owner of such partnership and the activities of the partnership. Accordingly, partnerships (and entities and arrangements taxed as partnerships) that hold our common stock and owners in such partnerships (or other entities or arrangements taxed as partnerships) are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of acquiring, owning or disposing of our common stock.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF SHARES OF OUR COMMON STOCK, AS WELL AS THE U.S. FEDERAL, STATE, LOCAL, ESTATE AND GIFT TAX AND NON-U.S. INCOME AND OTHER TAX CONSIDERATIONS OF ACQUIRING, OWNING AND DISPOSING OF SHARES OF COMMON STOCK.

Dividends

As discussed under the section entitled “Dividend Policy” above, we do not currently anticipate paying dividends. In the event that we do make a distribution of cash or property (other than certain stock distributions) with respect to our common stock (or certain redemptions that are treated as distributions with respect to common stock), any such distributions will be treated as a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Dividends paid to you generally will be subject to U.S. federal withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are effectively connected with a trade or business carried on by you within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment maintained by you).

Dividends that are effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, are generally attributable to a U.S. permanent establishment, are not subject to the U.S. withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements including delivery of a properly executed IRS Form W-8ECI (or other applicable form) must be satisfied for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

If the amount of a distribution paid on our common stock exceeds our current and accumulated earnings and profits, such excess will be allocated ratably among each share of common stock with respect to which the distribution is paid and treated first as a tax-free return of capital to the extent of your adjusted tax basis in each such share, and thereafter as capital gain from a sale or other disposition of such share of common stock that is taxed to you as described below under the heading “—Gain on Sale or Other Disposition of Our Common Stock.” Your adjusted tax basis is generally the purchase price of such shares, reduced by the amount of any such tax-free returns of capital.

If you wish to claim the benefit of an applicable treaty rate to avoid or reduce withholding of U.S. federal income tax for dividends, then you must (a) provide the withholding agent with a properly completed IRS Form W-8BEN (or other applicable form) and certify under penalties of perjury that you are not a U.S. person and are eligible for treaty benefits, or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain Non-U.S. Holders that act as intermediaries (including partnerships).

Gain on Sale or Other Disposition of Our Common Stock

You generally will not be subject to U.S. federal income tax with respect to gain realized on the sale or other taxable disposition of our common stock, unless:

•	the gain is effectively connected with a trade or business you conduct in the United States, and, in cases in which certain tax treaties apply, is attributable to a U.S. permanent establishment;

•

if you are a nonresident alien individual, you are present in the United States for 183 days or more in the taxable year of the sale or other taxable disposition, and certain other conditions are met; or

•	we are or have been during a specified testing period a “U.S. real property holding corporation,” or USRPHC, for U.S. federal income tax purposes, and certain other conditions are met.

If you are an individual described in the first bullet point above, you will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates or such lower rate as specified by an applicable income tax treaty. If you are a foreign corporation described in the first bullet point above, you will be subject to tax on your gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of your effectively connected earnings and profits, subject to certain adjustments, or at such lower rate as may be specified by an applicable income tax treaty.

If you are an individual described in the second bullet point above, you will be subject to a flat 30% tax (or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence) on the net gain derived from the sale, which may be offset by U.S. source capital losses, if any, recognized in the taxable year of the disposition of our common stock.

With respect to the third bullet point above, generally, we will be a USRPHC if the fair market value of our U.S. real property interests equals or exceeds 50% of the sum of the fair market values of our worldwide real property interests and other assets used or held for use in a trade or business, all as determined under applicable U.S. Treasury regulations. We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively held more than five percent of our common stock at any time during the shorter of the five-year period preceding the disposition or your holding period for our common stock.

Information Reporting and Backup Withholding

The relevant payor must report annually to the IRS and to each Non-U.S. Holder the amount of the dividends on our common stock paid to such holder and the tax withheld, if any, with respect to such dividends. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the Non-U.S. Holder resides or is established. Non-U.S. Holders will have to comply with specific certification procedures to establish that the holder is not a U.S. person (as defined in the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on our common stock.

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a Non-U.S. Holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a Non-U.S. Holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder may be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability, if any, and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Foreign Accounts

Under the Foreign Account Tax Compliance Act, or FATCA, provisions of the Code and related Treasury guidance, a withholding tax of 30% will be imposed in certain circumstances on payments of (a) dividends on our common stock on or after July 1, 2014, and (b) gross proceeds from the sale or other disposition of our common stock on or after January 1, 2017. In the case of payments made to a “foreign financial institution” as defined under FATCA (including, among other entities, an investment fund), as a beneficial owner or as an intermediary, the tax generally will be imposed, subject to certain exceptions, unless such institution (i) enters into (or is otherwise subject to) and complies with an agreement with the U.S. Government, or a FATCA Agreement, or (ii) is required by and complies with applicable foreign law enacted in connection with an intergovernmental agreement between the United States and a foreign jurisdiction, or an IGA, in either case to, among other things, collect and provide to the U.S. or other relevant tax authorities certain information regarding U.S. account holders of such institution.

In the case of payments made to a foreign entity that is not a financial institution (as a beneficial owner), the tax generally will be imposed, subject to certain exceptions, unless such foreign entity provides the withholding agent with a certification that it does not have any “substantial” U.S. owner (generally, any specified U.S. person that directly or indirectly owns more than a specified percentage of such entity) or that identifies its “substantial” U.S. owners.

If our common stock is held through a foreign financial institution that enters into (or is otherwise subject to) a FATCA Agreement, such foreign financial institution (or, in certain cases, a person paying amounts to such foreign financial institution) generally will be required, subject to certain exceptions, to withhold tax on payments of dividends and proceeds described above made to (x) a person (including an individual) that fails to comply with certain information requests or (y) a foreign financial institution that has not entered into (and is not otherwise subject to) a FATCA Agreement and is not a person required to comply with FATCA pursuant to applicable foreign law enacted in connection with an IGA.

Prospective investors should consult their own tax advisors regarding the possible impact of these rules on their investment in our common stock, and the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of this 30% withholding tax under FATCA.

THE SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. POTENTIAL PURCHASERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Jefferies LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling stockholders and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Jefferies LLC
Citigroup Global Markets Inc.
Raymond James & Associates, Inc.
RBC Capital Markets, LLC
Avondale Partners, LLC
Robert W. Baird & Co. Incorporated
BMO Capital Markets Corp.

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

The selling stockholders may grant an option to the underwriters to purchase up to                      additional shares, exercisable for 30 days after the date of this prospectus supplement at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table. To the extent any of the selling stockholders elect not to grant the underwriters an option to purchase some or all of these additional shares, the Company will grant the underwriters an option to purchase such additional shares.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $         per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The table below shows the public offering price, underwriting discount and proceeds before expenses to us or the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares from the selling stockholders.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $2.1 million and are payable by us. The underwriters have agreed to reimburse us for certain expenses in connection with this offering.

No Sales of Similar Securities

We and the selling stockholders, our executive officers and directors have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 60 days after the date of this prospectus supplement without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•

sell, offer to sell, contract to sell or lend, effect any short sale or establish or increase a “put equivalent position” within the meaning of Rule 16a-1(h) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, or liquidate or decrease any “call equivalent position” within the meaning of Rule 16a-1(b) of the Exchange Act, pledge, hypothecate or grant any security interest in, or in any other way transfer or dispose of (i) any shares of our common stock or (ii) any options or warrants or other rights to acquire shares of our common stock or any securities exchangeable or exercisable for or convertible into shares of our common stock, or to acquire other securities or rights ultimately exchangeable or exercisable for or convertible into shares of our common stock that are currently or hereafter owned either of record or beneficially;

•

enter into any swap, hedge or similar arrangement or agreement that transfers, in whole or in part, the economic risk of ownership of shares of our common stock, regardless of whether any such transaction is to be settled in securities, in cash or otherwise;

•

make any demand for, or exercise any right with respect to, the registration under the Securities Act of the offer and sale of any shares of our common stock, or cause to be filed a registration statement, prospectus or prospectus supplement (or an amendment or supplement thereto) with respect any such registration; or

•	publicly announce an intention to do any of the foregoing.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. Notwithstanding the foregoing, we may issue shares or options to purchase shares, or issue shares upon exercise of options or warrants, pursuant to any stock option, stock bonus or other stock plan, arrangement or agreement described in this prospectus.

With respect to the selling stockholders and our executive officers and directors (each a “locked up person”), the foregoing restrictions will not apply to (i) the sale of the common stock in this offering (if applicable) or (ii) the transfer of common stock to such locked up person’s affiliates or direct or indirect stockholders, members and partners and its direct and indirect subsidiaries, or to any investment fund or other entity controlled or managed by, or under the common control or management with, the locked up person, provided that such affiliate, partner, former partner, member, former member, investment fund or other entity controlled or managed by, or under the common control or management with, the locked up person agrees to be bound in writing by the restrictions set forth in the lock-up and provided, further, that no filing under Section 16 of the Exchange Act is required or voluntarily made in connection with any such transfer. The foregoing also will not apply to transfers or sales of shares pursuant to any contract, instruction or plan, including a contract, instruction or plan complying with Rule 10b5-1 of the Exchange Act, that has been entered into by certain locked up persons prior to the date of this offering. In addition, the foregoing restrictions shall not apply to the transfer of common stock or related securities by gift, or by will or intestate succession to a family member or to a trust whose beneficiaries consist exclusively of one or more of the locked up person and/or a family member; provided, however, that in any such case, it shall be a condition to such transfer that (a) each transferee executes and delivers to Merrill Lynch, Pierce, Fenner & Smith Incorporated an agreement in form and substance satisfactory to Merrill Lynch, Pierce, Fenner & Smith Incorporated stating that such transferee is receiving and holding such shares and/or related securities subject to the provisions of the lock-up and agrees not to sell or offer to sell such shares and/or related securities, engage in any swap or engage in any other activities restricted under the lock-up except in accordance with the lock-up (as if such transferee had been an original signatory to the lock-up), and (b) prior to the expiration of the lock-up period, no public disclosure or filing under the Exchange Act by any party to the transfer (donor, donee, transferor or transferee) shall be required, or made voluntarily, reporting a reduction in beneficial ownership of shares in connection with such transfer.

NASDAQ Global Market Listing

The shares are listed on The NASDAQ Global Market under the symbol “ACHC.”

Price Stabilization, Short Positions

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on The NASDAQ Global Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Passive Market Making

In connection with this offering, underwriters and selling group members may engage in passive market making transactions in the common stock on The NASDAQ Global Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, certain of the underwriters may facilitate Internet distribution for this offering to certain of their Internet subscription customers. Each such underwriter may allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus supplement and the accompanying prospectus is available on the Internet web site maintained by each such underwriter. Other than this prospectus supplement and the accompanying prospectus in electronic format, the information on each underwriter’s web site is not part of this prospectus supplement or the accompanying prospectus.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Affiliates of certain of the underwriters are lenders under the Amended and Restated Senior Credit Facility. Bank of America, N.A., an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, is the administrative agent, swing line lender and letter of credit issuer under the Amended and Restated Senior Credit Facility. In addition, Bank of America, N.A., will act as administrative agent and a lender under the Proposed Amended and Restated Credit Facility, and acts as administrative agent, lead arranger and sole bookrunner in connection with the bridge credit facility for the Acquisition. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the

Prospectus Directive is implemented in that Relevant Member State, no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive, and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement.

This prospectus supplement has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus supplement may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Hong Kong

This prospectus supplement has not been approved by or registered with the Securities and Futures Commission of Hong Kong or the Registrar of Companies of Hong Kong. The securities will not be offered or sold in Hong Kong other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) has been issued or will be issued in Hong Kong or elsewhere other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act (Chapter 289) (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the securities are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, then securities, debentures and units of securities and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the securities under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer; or (iii) by operation of law.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Australia

No prospectus, disclosure document, offering material or advertisement in relation to the common shares has been lodged with the Australian Securities and Investments Commission or the Australian Stock Exchange Limited. Accordingly, a person may not (a) make, offer or invite applications for the issue, sale or purchase of common shares within, to or from Australia (including an offer or invitation which is received by a person in Australia) or (b) distribute or publish this prospectus supplement or any other prospectus, disclosure document, offering material or advertisement relating to the common shares in Australia, unless (i) the minimum aggregate consideration payable by each offeree is the U.S. dollar equivalent of at least A$500,000 (disregarding moneys lent by the offeror or its associates) or the offer otherwise does not require disclosure to investors in accordance with Part 6D.2 of the Corporations Act 2001 (CWLTH) of Australia; and (ii) such action complies with all applicable laws and regulations.

Notice to Prospective Investors in Korea

This prospectus supplement should not be construed in any way as our (or any of our affiliates or agents) soliciting investment or offering to sell our securities in the Republic of Korea ( “Korea”). We are not making any representation with respect to the eligibility of any recipients of this prospectus supplement to acquire the securities under the laws of Korea, including, without limitation, the Financial Investment Services and Capital Markets Act (the “FSCMA”), the Foreign Exchange Transaction Act (the “FETA”), and any regulations thereunder. The securities have not been registered with the Financial Services Commission of Korea in any way pursuant to the FSCMA, and the securities may not be offered, sold or delivered, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to applicable laws and regulations of Korea. Furthermore, the securities may not be resold to any Korean resident unless such Korean resident as the purchaser of the resold securities complies with all applicable regulatory requirements (including, without limitation, reporting or approval requirements under the FETA and regulations thereunder) relating to the purchase of the resold securities.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth in this prospectus supplement and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

LEGAL MATTERS

The validity of the common stock we are offering by this prospectus supplement will be passed upon for us and certain of the selling stockholders by Waller Lansden Dortch & Davis, LLP, Nashville, Tennessee. Certain legal matters will be passed upon for Waud Capital Partners, L.L.C. and certain of its affiliates and certain other selling stockholders, by Kirkland & Ellis LLP (a partnership that includes professional associations), Chicago, Illinois. Certain partners of Kirkland & Ellis LLP are partners in a partnership that is an investor in one or more investment funds affiliated with Waud Capital Partners. Davis Polk & Wardwell LLP, New York, New York is counsel to the underwriters in connection with this offering.

EXPERTS

The consolidated financial statements of Acadia Healthcare Company, Inc., included in Acadia Healthcare Company Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2013, and the effectiveness of Acadia Healthcare Company, Inc.’s internal control over financial reporting as of December 31, 2013 (excluding the internal control over financial reporting of DMC-Memphis, Inc. d/b/a Delta Medical Center, two facilities from United Medical Corporation, The Refuge, a Healing Place, LLC, Longleaf Hospital, and Cascade Behavioral Hospital), have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon, which as to the report on the effectiveness of Acadia Healthcare Company, Inc.’s internal control over financial reporting contains an explanatory paragraph describing the above referenced exclusion of DMC-Memphis, Inc. d/b/a Delta Medical Center, two facilities from United Medical Corporation, The Refuge, a Healing Place, LLC, Longleaf Hospital, and Cascade Behavioral Hospital from the scope of such firm’s audit of internal control over financial reporting, included therein, and incorporated herein by reference. Such financial statements have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The audited historical financial statements of Partnerships in Care Limited 1 included in Exhibit 99.3 of Acadia Healthcare Company, Inc. Current Report on Form 8-K dated June 9, 2014 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus supplement constitutes a part of a registration statement on Form S-3 we filed with the SEC under the Securities Act. This prospectus supplement does not contain all the information set forth in the registration statement and exhibits thereto, and statements included in this prospectus supplement as to the content of any contract or other document referred to are not necessarily complete. For further information, please review the registration statement and the exhibits filed with the registration statement, and the documents that we reference under the caption “Incorporation of Certain Documents by Reference.”

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any reports, statements or other information that we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information concerning the operation of the Public Reference Room. Our SEC filings, including the complete registration statement of which this prospectus supplement is a part, are also available to the public at the SEC’s website at www.sec.gov.

We make available free of charge through our website, which you can find at www.acadiahealthcare.com, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practical after we electronically file such material with, or furnish it to, the SEC. The information on our website is not incorporated into or part of this prospectus supplement or the accompanying prospectus or any other report we file with the SEC.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus supplement, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference into this prospectus supplement is deemed to be part of this prospectus supplement, except for any information superseded by information contained directly in this prospectus supplement or contained in another document filed with the SEC in the future which itself is incorporated into this prospectus supplement.

We are incorporating by reference the following documents, which we have previously filed with the SEC:

(1)	our Annual Report on Form 10-K for the fiscal year ended December 31, 2013;

(2)	our Quarterly Report on Form 10-Q for the three months ended March 31, 2014;

(3)	our Current Reports on Form 8-K filed with the SEC on February 19, 2014, April 11, 2014, April 23, 2014, May 23, 2014, June 6, 2014 and June 9, 2014 (other than, in each case, information therein deemed furnished and not filed);

(4)	the information specifically incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended December 31, 2013 from our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 11, 2014; and

(5)	a description of our capital stock as set forth in our Registration Statement on Form 8-A, filed on October 31, 2011.

We incorporate by reference any documents filed by us in accordance with Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement and prior to termination of the offering made by this prospectus supplement (other than, in each case, information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K, unless expressly stated otherwise therein).

Any statement incorporated herein shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

We will provide without charge to each person to whom this prospectus supplement is delivered, upon written or oral request of such person, a copy of any or all of the documents incorporated by reference into this prospectus supplement. Requests for documents should be submitted in writing to Acadia Healthcare Company, Inc., 830 Crescent Centre Drive, Suite 610, Franklin, Tennessee 37067, Attention: Chief Financial Officer. Our telephone number at that address is (615) 861-6000. Our website is at www.acadiahealthcare.com. Information available on our website does not constitute part of this prospectus supplement, the accompanying prospectus or any other report we file with the SEC.

Index to Historical Financial Statements of Partnerships in Care Investments 1 Limited

Directors’ responsibility statement

The Directors present the combined financial statements for the years ended 31 December 2013, 31 December 2012 and 31 December 2011.

Statement of Directors’ responsibilities

The Directors are responsible for the preparation of the combined financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law).

The combined financial statements have been prepared by the Directors with the purpose of providing historical financial information to Acadia Healthcare Company, Inc to assist it satisfy its reporting responsibilities under Regulation S-X, Rule 3-05.

The Directors are satisfied that these combined financial statements present fairly the state of affairs of the Company and its subsidiary undertakings and of the loss and cash flows of the Company and its subsidiary undertakings for the years ended 31 December 2013, 31 December 2012 and 31 December 2011. In preparing the combined financial statements the Directors have:

•	selected an appropriate basis of preparation given the intended purpose of the combined financial statements, as set out in Note 2.1, and applied that basis of preparation to all periods presented;

•	selected suitable accounting policies, as set out in Note 2, and then applied them consistently to all periods presented;

•	made judgements and accounting estimates that are reasonable and prudent; and

•

prepared the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business. The factors taken into consideration by the Directors in forming their conclusions in relation to going concern are set out in Note 2.2.

These combined financial statements have not been prepared under section 394 of the Companies Act 2006 and are not the company’s statutory financial statements.

Provision of Information to Auditors

As far as the Directors are aware, there is no relevant audit information of which the Company’s auditors are unaware, and the Directors have taken all the steps that ought to have been taken as Directors in order to make themselves aware of any relevant audit information and to establish that the Company’s auditors are aware of that information.

By order of the Board

/s/ Dr. Quazi Haque

Dr Quazi Haque
Director, Partnerships in Care Investments 1 Limited
3 June 2014

Partnerships in Care Investments 1 Limited

Independent Auditors’ Report

To the Board of Directors and Shareholders of Partnerships in Care Investments 1 Limited

We have audited the accompanying combined financial statements of Partnerships in Care Investments 1 Limited and its subsidiaries, which comprise the combined balance sheets as of 31 December 2013, 31 December 2012 and 31 December 2011, and the related combined profit and loss account, combined statement of total recognised gains and losses, combined cash flow statement, reconciliation of net cash flow to movement in net debt and the related notes for the years then ended (“the combined financial statements”).

Directors’ Responsibility for the Combined Financial Statements

The Directors are responsible for the preparation and fair presentation of the combined financial statements in accordance with accounting principles generally accepted in the United Kingdom; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the combined financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on our judgement, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Partnerships in Care Investments 1 Limited and its subsidiaries at 31 December 2013, 31 December 2012 and 31 December 2011, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United Kingdom.

Emphasis of matter—Basis of Preparation and Going Concern

In forming our opinion on the combined financial statements, which is not modified, we draw attention to the basis of preparation set out in Note 2.1 and the basis on which the going concern presumption has been applied by the Directors in preparing the combined financial statements as set out in Note 2.2. In addition, these combined financial statements are not the statutory financial statements of the Company prepared in accordance with section 394 of the Companies Act 2006. Accordingly, these combined financial statements do not present information on Partnerships in Care Investments 1 Limited as a separate legal entity.

Generally accepted accounting principles in the United Kingdom vary in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Application of generally accepted accounting principles in the United States of America would have affected the combined financial condition and results of operations of the company as of and for the years ended 31 December 2013 and 31 December 2012 to the extent summarised in Note 29 to the combined financial statements.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
St Albans, United Kingdom
3 June 2014

Partnerships in Care Investments 1 Limited

Combined profit and loss account

		2013	2012	2011
	Note	£000	£000	£000
Turnover	3	170,703	171,171	172,839
Cost of sales		(109,625)	(109,624)	(106,628)

Gross profit		61,078	61,547	66,211

Administrative expenses		(30,041)	(30,716)	(29,518)
Exceptional administrative expenses	8	—	—	(97,317)

Total administrative expenses		(30,041)	(30,716)	(126,835)

Operating profit / (loss)	4	31,037	30,831	(60,624)
Interest receivable and similar income		35	30	29
Interest payable and similar charges	6	(61,784)	(60,691)	(55,244)
Other finance (expenses) / income	7	(33)	(71)	132

Loss on ordinary activities before taxation		(30,745)	(29,901)	(115,707)
Tax credit / (charge) on loss on ordinary activities	9	1,715	629	(1,718)

Loss for the financial year		(29,030)	(29,272)	(117,425)

All amounts relate to continuing operations.

There are no material differences between the loss on ordinary activities before taxation and the loss for the financial year stated above and their historical cost equivalents.

The accompanying notes form an integral part of the combined financial statements.

Partnerships in Care Investments 1 Limited

Combined statement of total recognised gains and losses

	2013	2012	2011
	£000	£000	£000
Loss for the financial year	(29,030)	(29,272)	(117,425)
Actuarial loss related to pension scheme (Note 23)	(2,939)	(1,287)	(449)
Deferred tax attributable to actuarial loss	683	315	112

Total recognised gains and losses relating to the year	(31,286)	(30,244)	(117,762)

The accompanying notes form an integral part of the combined financial statements.

Partnerships in Care Investments 1 Limited

Combined balance sheet

		2013	2012	2011
	Note	£000	£000	£000
Fixed assets
Tangible assets	10	454,844	457,113	460,584
Current assets
Stocks	12	628	622	607
Debtors	13	7,045	6,603	5,411
Cash at bank and in hand		15,817	18,124	16,007

Current assets		23,490	25,349	22,025
Creditors: amounts falling due within one year	14	(13,306)	(15,621)	(17,318)

Net current assets		10,184	9,728	4,707

Total assets less current liabilities		465,028	466,841	465,291
Creditors: amounts falling due after more than one year	15	(786,725)	(759,324)	(728,814)
Provisions for liabilities
Deferred tax	16	(2,559)	(4,147)	(4,650)

Net liabilities excluding pension scheme liability		(324,256)	(296,630)	(268,173)
Pension liability	23	(3,913)	(1,754)	(878)

Net liabilities		(328,169)	(298,384)	(269,051)

Capital and reserves
Net Investment of Parent		(328,169)	(298,384)	(269,051)

Shareholders’ deficit	17	(328,169)	(298,384)	(269,051)

The accompanying notes form an integral part of the combined financial statements.

Partnerships in Care Investments 1 Limited

Combined cash flow statement

		2013	2012	2011
	Note	£000	£000	£000
Net cash flow from operating activities	18	41,199	41,026	44,616
Returns on investments and servicing of finance	19	(10,309)	(13,223)	(15,659)
Taxation		254	(500)	(261)
Capital expenditure and financial investment	19	(9,163)	(7,337)	(3,495)

Cash inflow before financing		21,981	19,966	25,201
Financing	19	(24,288)	(17,849)	(20,038)

(Decrease)/Increase in cash in the year		(2,307)	2,117	5,163

Reconciliation of net cash flow to movement in net debt

		2013	2012	2011
		£000	£000	£000
(Decrease)/Increase in cash in the year		(2,307)	2,117	5,163
Decrease in borrowings		24,288	17,849	20,038

Change in net debt resulting from cash flows		21,981	19,966	25,201
Other non-cash increase in borrowings		(51,689)	(48,338)	(36,231)

Movement in net debt in the year		(29,708)	(28,372)	(11,030)
Net debt at 1 January	20	(742,120)	(713,748)	(702,718)

Net debt at 31 December	20	(771,828)	(742,120)	(713,748)

The accompanying notes form an integral part of the combined financial statements.

Partnerships in Care Investments 1 Limited

Notes to the combined financial statements

1. Nature of business

Partnerships in Care Investments 1 Limited (the “Company”) is a subsidiary of Partnerships in Care Group Limited (the “Parent” or “PiC Group Limited”) and of Partnerships in Care Holdings Limited (together, “the parent companies”). The Parent and its subsidiary undertakings (“the Group”) have historically prepared consolidated financial statements of the Group which has been managed as a business by a single management team. The accompanying combined financial statements reflect the assets, liabilities, revenues and expenses directly attributed to Partnerships in Care Investments 1 Limited and its subsidiary undertakings, as well as certain liabilities and expenses of the Parent as described below (together referred to as the “Business”). The combined financial statements of the Business for the three years ended 31 December 2013, 31 December 2012 and 31 December 2011 (“the combined financial statements”) are prepared on the basis set out below.

The Business is one of the largest UK independent providers of secure and step down services to patients in facilities operated by the Business and which include medium and low security, and inpatient rehabilitation for patients with mental health, personality disorder, learning disability and similar conditions.

On 2 June 2014, the Business entered into a contract for the sale of Partnerships in Care Investments 1 Limited to Acadia Healthcare Company, Inc (“Acadia”) for consideration of approximately £395m. The sale is due to complete on or around 30 June 2014, and as at the date of approving these combined financial statements the Directors are not aware of any material factors that would prevent completion occurring.

2. Accounting policies

2.1 Basis of preparation

These combined financial statements have been prepared by the Directors of the Company on the basis set out below. The Directors believe that the basis of preparation applied is appropriate for the intended use of these financial statements, which is to provide historical financial information to Acadia to assist Acadia in satisfying its reporting responsibilities under Regulation S-X, Rule 3-05, Financial statements of businesses acquired or to be acquired.

These combined financial statements are not the statutory financial statements of the Company prepared in accordance with section 394 of the Companies Act 2006. Accordingly, these financial statements do not present information on Partnerships in Care Investments 1 Limited as a separate legal entity.

These combined financial statements reflect the historical financial position, results of operations, parent company equity and cash flows of the Business for the periods presented. The historical financial statements reflect the amounts that have been “carved-out” from the Parent’s consolidated financial statements prepared in accordance with applicable accounting standards in the United Kingdom (“UK GAAP”) and reflect assumptions and allocations made by the Parent to depict the Business on a stand-alone basis. As a result, the combined financial statements included herein may not necessarily be indicative of the Business’s financial position, results of operations, or cash flows had the Business operated as a stand-alone entity during the periods presented.

The combined financial statements were prepared using the Parent’s historical records of the assets and liabilities of the Business, and the historical combined financial statements include all assets, liabilities, revenues and expenses directly attributable to the Business. The Business has been partially financed by borrowings from the parent companies. The parent companies have in turn been financed by the ultimate controlling party through the issue of unsecured subordinated loan notes and PIK notes, and in substance those loans have been used to finance the operations of the group headed by Partnerships in Care Investments 1 Limited. Accordingly, the

Partnerships in Care Investments 1 Limited

Notes to the combined financial statements

2. Accounting policies (continued)

2.1 Basis of preparation (continued)

Directors consider it appropriate for the purpose of these combined financial statements to apply the push down accounting principles contained in Staff Accounting Bulletin Topic 5J that discusses push down of debt. All related costs of servicing the pushed down debt have been included in the Business.

The amounts that have been legally incurred by the parent companies but which have been pushed down to the Business are set out in Note 26.

All such costs and expenses have been deemed to have been paid by the Business to the Parent in the period in which the costs were incurred. The Net Investment of Parent in the Business as shown in the combined balance sheet includes amounts due to / from PiC Group Limited as well as certain intercompany receivables / payables with Partnerships in Care Holdings Limited.

2.2 Going concern

On 2 June 2014, the Business entered into a contract for the sale of Partnerships in Care Investments 1 Limited to Acadia Healthcare Company, Inc (“Acadia”) for consideration of approximately £395m. The sale is due to complete on or around 30 June 2014, and as at the date of approving these combined financial statements the Directors are not aware of any material factors that would prevent completion occurring.

As described in Note 2.1 above, the application of “push down accounting” principles has resulted in the inclusion in these financial statements of certain unsecured loan notes including PIK notes and other loans which are not liabilities of the Business. These are liabilities of the parent companies and therefore will not need to be repaid by the Business headed by Partnerships in Care Investments 1 Ltd after the completion of the sale. Details of these liabilities are set out in Notes 14 and 15 to these combined financial statements.

At completion of the sale, the Business is expected to repay the majority of its senior bank debt extant at that time from the proceeds of the transaction. Furthermore, the Business expects that “A” Ordinary Shares in PiC Property 1 Limited will be issued to its bankers in consideration for the release of any remaining bank debt. These “A” Ordinary Shares are expected to be sold to Acadia for a nominal amount. Together these anticipated transactions at the completion date will result in the extinguishment of all the Business’s bank debt and any related accrued interest and capitalised finance costs.

Acadia has provided written confirmation to the Directors of Partnerships in Care Investments 1 Limited that should the acquisition complete it will continue to provide funds to the Business to enable it to repay its debts as and when they fall due, for a period of at least one year from the date of approval of these combined financial statements.

Accordingly, and on the presumption that the proposed sale to Acadia will proceed to completion which the Directors consider is likely at the date of approving these financial statements, the Directors consider it appropriate to adopt the going concern basis in preparing these combined financial statements.

Were the sale not to proceed to completion, the Directors have regard to the fact that at 31 December 2013 the Business has bank debt of £455,104,000 under facilities due to expire in July 2015. The Directors, having assessed the prospects of the Business having regard to current trading and looking forward to the period through to refinancing in July 2015, are confident the business has sufficient funds to meet its obligations.

Partnerships in Care Investments 1 Limited

Notes to the combined financial statements

2. Accounting policies (continued)

2.3 Basis of consolidation

The combined financial statements combine the financial information of Partnerships in Care Investments 1 Limited and all of its subsidiary undertakings (“subsidiaries”). Intra group sales and profits are eliminated fully on combination. In addition, certain liabilities and related finance costs directly attributable to the Business have been included in accordance with “push down accounting” principles, as set out in Note 2.1 above. Accordingly, these combined financial statements are described as “combined financial statements”.

The Business applies the acquisition method to account for business combinations. Identifiable assets and liabilities acquired are measured initially at their estimated fair value at the acquisition date. The excess of the consideration paid over the fair value of the assets and liabilities acquired is recognised as goodwill on acquisition. Following an impairment review performed in 2010, all remaining goodwill from acquisitions was fully impaired.

2.4 Turnover

Turnover is primarily earned from the provision of services to patients in secure and step down facilities operated by the Business and which include medium and low security, and inpatient rehabilitation for patients with mental health, personality disorder, learning disability and similar conditions. Revenue is recognised in the period that services are provided based on contractual billing rates agreed with health service commissioners throughout the United Kingdom.

2.5 Tangible fixed assets and depreciation

Tangible fixed assets are stated at cost less depreciation. Depreciation is provided at rates calculated to write off the cost of fixed assets, less their estimated residual value, over their expected useful lives on the following bases:

Freehold property	—	over 50 years straight line
Plant & machinery	—	over 7 to 10 years straight line
Motor vehicles	—	over 4 years straight line
Fixtures & fittings	—	over 5 to 10 years straight line
Computer equipment	—	over 3 to 7 years straight line

2.6 Impairment of fixed assets

The carrying amounts of the Group’s assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of the fixed asset may not be recoverable. If any such indication exists, the asset’s recoverable amount is estimated.

An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount. Impairment losses are recognised in the combined profit and loss account and, where material, are classified as exceptional items.

The recoverable amount of fixed assets is the greater of their net realisable value and value in use. In assessing value in use, the expected future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the rate of return expected on an equally risky investment. For an asset that does not generate largely independent income streams, the recoverable amount is determined for the income generating unit to which the asset belongs.

Partnerships in Care Investments 1 Limited

Notes to the combined financial statements

2. Accounting policies (continued)

2.7 Capitalised fees

Fees incurred in arranging the Business’s bank and unsecured loan financing arrangements are capitalised and amortised to the profit and loss account over the remaining life of the related loans. Where finance facilities are re-financed and a modification of the facilities occurs, any incremental costs, including closed-out interest rate swaps, incurred as a direct consequence of the modification are also capitalised and amortised over the modified term of the facility.

2.8 Operating leases

Rentals under operating leases are charged to the combined profit and loss account on a straight line basis over the lease term.

2.9 Stocks

Stocks are valued at the lower of cost and net realisable value after making due allowance for obsolete and slow moving stocks. Cost includes direct purchase costs.

2.10 Deferred taxation

Full provision is made for deferred tax assets and liabilities arising from all timing differences between the recognition of gains and losses in the combined financial statements and recognition in the tax computation.

A net deferred tax asset is recognised only if it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax assets and liabilities are calculated at the tax rates expected to be effective at the time the timing differences are expected to reverse.

Deferred tax assets and liabilities are not discounted.

2.11 Pensions

The Business operates a defined contribution pension scheme and the associated pension charge represents the amounts payable by the Group to the scheme in respect of the year.

The Business also operates a defined benefits pension scheme. Pension scheme assets are measured using market values. Pension scheme liabilities are measured using a projected unit method and discounted at the current rate of return on a quality corporate bond of equivalent term and currency to the liability. The increase in the present value of the liabilities of the defined benefit pension schemes expected to arise from employee service in the period, curtailment and settlement gains and losses are charged to operating profit. The expected return on the scheme’s assets, and the increase during the year in the present value of the scheme’s liabilities arising from the passage of time, are included within other finance charges. Actuarial gains and losses are recognised in the combined statement of total recognised gains and losses.

Any pension scheme surplus is recognised to the extent that it is recoverable and any deficit is recognised in full.

Partnerships in Care Investments 1 Limited

Notes to the combined financial statements

2. Accounting policies (continued)

2.12 Share based payments

The Business operates a share-based compensation plan, under which the entity receives services from employees as consideration for equity instruments (restricted shares) of Partnerships in Care Investments 2 Limited, a subsidiary of the Company. The fair value of the employee services received in exchange for the grant of the restricted shares is recognised as an expense. The total amount to be expensed is determined by reference to the fair value of the restricted shares granted, excluding the impact of any service and non-market performance vesting conditions.

Non-market performance and service conditions are included in assumptions about the number of restricted shares that are expected to vest. The total expense is recognised over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. Where the vesting period is influenced by liquidity events such as a sale of the business or initial public offering, an estimate is made of the period between awarding the restricted shares and the date of a liquidity event.

At the end of each reporting period, the Group revises its estimates of the number of restricted shares that are expected to vest based on the non-market vesting conditions. It recognises the impact of the revision to original estimates, if any, in the combined profit and loss account, with a corresponding adjustment to shareholders’ deficit.

2.13 Key accounting estimates and judgements

The preparation of the combined financial statements requires the Directors to make estimates and judgements that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses during the year. The Directors evaluate the estimates and judgements on an ongoing basis. Such estimates and judgements are based upon historical experience and other factors they believe to be reasonable under the circumstances. Actual results may differ from estimates.

Key estimates and judgements have been made in respect of the following:

Carrying value of fixed assets and related impairment charges

Fixed asset balances held within the Business are reviewed by management for any indications of impairment. Where appropriate, management considers internal and external factors including market value, economic and cashflow performance in determining if any indicators of impairment exist. Impairment charges, if any, are determined in accordance with the policy at 2.6 above.

3. Turnover

The directors are of the opinion that the operations of the Business are substantially similar in that they all relate to the provision of healthcare services; therefore there is only one class of business.

All turnover arose within the United Kingdom.

Partnerships in Care Investments 1 Limited

Notes to the combined financial statements

4. Operating profit / (loss)

Operating profit / (loss) is stated after charging:

	2013	2012	2011
	£000	£000	£000
Depreciation of tangible fixed assets:
- owned by the Group	11,458	10,782	12,691
- held under finance leases	—	17	34
Operating lease rentals:
- plant and machinery	489	489	283
- other operating leases	415	432	475

	12,362	11,720	13,483

5. Staff costs

Staff costs, including directors’ remuneration, were as follows:

	2013	2012	2011
	£000	£000	£000
Wages and salaries	86,073	86,781	84,254
Social security costs	8,145	8,229	8,171
Share based payments	1,501	911	—
Other pension costs	2,010	2,043	1,855

	97,729	97,964	94,280

The average monthly number of full time equivalent persons, including the directors, employed by the Business during the year was as follows:

	2013	2012	2011
	No.	No.	No.
Operations	2,747	2,845	2,8311
Administration	432	331	274

	3,179	3,176	3,105

6. Interest payable and similar charges

	2013	2012	2011
	£000	£000	£000
On bank loans and overdrafts	29,254	31,014	28,233
On unsecured and other loan notes	32,528	29,676	27,008
On finance leases and hire purchase contracts	—	1	3
Other interest payable	2	—	—

	61,784	60,691	55,244

Partnerships in Care Investments 1 Limited

Notes to the combined financial statements

7. Other finance (expenses)/income

	2013	2012	2011
	£000	£000	£000
Expected return on pension scheme assets (see Note 23)	1,508	1,358	1,681
Interest on pension scheme liabilities (see Note 23)	(1,541)	(1,429)	(1,549)

	(33)	(71)	132

8. Exceptional items

	2013	2012	2011
	£000	£000	£000
Impairment of fixed assets	—	—	89,300
Professional fees	—	—	8,017

	—	—	97,317

In light of trading conditions in 2011, the directors reassessed their growth forecasts and concluded that the growth prospects for the Group were lower than previous forecasts had indicated. As a consequence, management conducted an impairment review of tangible fixed assets during the year.

The review indicated that the freehold properties’ recoverable amount exceeded their carrying amount by £89.3 million and consequently it was written down by this amount. The impairment loss was recognised in administrative expenses within the profit and loss account.

The recoverable amount of tangible fixed assets was calculated with reference to their value in use. The key assumptions of this calculation are shown below:

•	Period over which management projected cash flows – 4 years

•	Growth rate used to extrapolate cash flows – 2.25%

•	Discount rate – 10.3% (pre-tax)

•	The period before a steady long-term growth rate has been assumed is 4 years.

On 28 September 2011, the Group amended its banking financing arrangements, incurring professional fees of £8.0 million.

Partnerships in Care Investments 1 Limited

Notes to the combined financial statements

9. Taxation

	2013	2012	2011
	£000	£000	£000
Analysis of tax (credit) / charge in the year

Current tax (see note below)
UK Corporate tax on loss for the year	—	—	557
Adjustments in respect of prior years	(356)	(210)	—

	(356)	(210)	557

Deferred tax
Origination and reversal of timing differences	(1,228)	(233)	1,447
Effect of decreased tax rate on opening liability	(524)	(363)	(241)
Adjustment in respect of prior years	393	177	(45)

Total deferred tax (see Note 16)	(1,359)	(419)	1,161

Tax (credit) / charge on loss on ordinary activities	(1,715)	(629)	1,718

Factors affecting tax (credit) / charge for the year

The tax assessed for the year is higher than (2012 – higher than, 2011 – higher than) the standard rate of corporation tax in the UK of 23.25% (2012 – 24.50%, 2011 – 26.49%). The differences are explained below:

	2013	2012	2011
	£000	£000	£000
Loss on ordinary activities before tax	(30,745)	(29,901)	(115,707)

Loss on ordinary activities multiplied by standard rate of corporation tax in the UK of 23.25% (2012 – 24.50%, 2011 – 26.49%)	(7,147)	(7,325)	(30,654)

Effects of:

Depreciation for the year on qualifying assets in excess of / (less than) capital allowances	804	628	(757)
Tax losses arising in period but not utilised	810	—	—
Brought-forward losses utilised in the period	—	(295)	(711)
Adjustments in respect of prior years	(356)	(210)	—
Short term timing difference, including interest accruals	(47)	1,355	3,177
Share based payment charge	349	223	—
Expenses not deductible	5,231	5,414	29,504
Small companies rate	—	—	(2)

Current tax (credit) / charge for the year (see note above)	(356)	(210)	557

Partnerships in Care Investments 1 Limited

Notes to the combined financial statements

9. Taxation (continued)

Factors that may affect future tax charges

The level of disallowable expenses and utilisation of tax losses carried forward will impact future tax charges.

Reductions in the UK corporation tax rate from 26% to 24% (effective from 1 April 2012) and to 23% (effective 1 April 2013) were substantively enacted on 26 March 2012 and 3 July 2012 respectively. Further reductions to 21% (effective from 1 April 2014) and 20% (effective from 1 April 2015) were substantively enacted on 2 July 2013.

This will reduce the Company’s future current tax charge accordingly. The deferred tax liability at 31 December 2013 has been calculated based on the rate of 20% (2012: 23%, 2011: 25%) substantively enacted at the balance sheet date.

10. Tangible assets

10.1 Tangible assets—2013

	Freehold property	Plant & machinery	Motor vehicles	Fixtures & fittings	Computer equipment	Total
	£000	£000	£000	£000	£000	£000
Group
Cost
At 1 January 2013	595,359	7,972	1,526	15,037	7,647	627,541
Additions	4,942	1,208	687	1,361	1,041	9,239
Disposals	(52)	(111)	(321)	(247)	(270)	(1,001)

At 31 December 2013	600,249	9,069	1,892	16,151	8,418	635,779

Depreciation
At 1 January 2013	150,102	5,349	1,364	8,609	5,004	170,428
Charge for the year	7,733	723	154	1,960	888	11,458
Disposals	(47)	(111)	(321)	(222)	(250)	(951)

At 31 December 2013	157,788	5,961	1,197	10,347	5,642	180,935

Net book value
At 31 December 2013	442,461	3,108	695	5,804	2,776	454,844

At 31 December 2012	445,257	2,623	162	6,428	2,643	457,113

Partnerships in Care Investments 1 Limited

Notes to the combined financial statements

10. Tangible assets (continued)

10.2 Tangible assets—2012

	Freehold property	Plant & machinery	Motor vehicles	Fixtures & fittings	Computer equipment	Total
	£000	£000	£000	£000	£000	£000
Group
Cost
At 1 January 2012	592,105	7,220	1,453	12,805	6,689	620,272
Additions	3,318	819	112	2,182	944	7,375
Disposals	(34)	(29)	(39)	(2)	(2)	(106)
Transfers	(30)	(38)	—	52	16	—

At 31 December 2012	595,359	7,972	1,526	15,037	7,647	627,541

Depreciation
At 1 January 2012	142,851	4,544	1,311	6,775	4,207	159,688
Charge for the year	7,254	807	104	1,837	797	10,799
Disposals	(3)	(15)	(39)	(2)	—	(59)
Transfers	—	13	(12)	(1)	—	—

At 31 December 2012	150,102	5,349	1,364	8,609	5,004	170,428

Net book value
At 31 December 2012	445,257	2,623	162	6,428	2,643	457,113

At 31 December 2011	449,254	2,676	142	6,030	2,482	460,584

10.3 Tangible assets—2011

	Freehold property	Plant & machinery	Motor vehicles	Fixtures & fittings	Computer equipment	Total
	£000	£000	£000	£000	£000	£000
Group
Cost
At 1 January 2011	590,759	6,707	1,452	12,123	5,831	616,872
Additions	1,354	522	22	674	923	3,495
Disposals	—	(17)	(21)	(9)	(48)	(95)
Transfers	(8)	8	—	17	(17)	—

At 31 December 2011	592,105	7,220	1,453	12,805	6,689	620,272

Depreciation
At 1 January 2011	44,536	3,612	1,097	4,965	3,548	57,758
Charge for the year	9,015	949	235	1,819	707	12,725
On disposals	—	(17)	(21)	(9)	(48)	(95)
Impairment charge	89,300	—	—	—	—	89,300

At 31 December 2011	142,851	4,544	1,311	6,775	4,207	159,688

Net book value
At 31 December 2011	449,254	2,676	142	6,030	2,482	460,584

At 31 December 2010	546,223	3,095	355	7,158	2,283	559,114

Partnerships in Care Investments 1 Limited

Notes to the combined financial statements

10. Tangible assets (continued)

10.3 Tangible assets—2011 (continued)

In light of trading conditions in 2011, the directors reassessed their growth forecasts and concluded that the growth prospects for the Group were lower than previous forecasts had indicated. As a consequence, management conducted an impairment review of tangible fixed assets during the year and concluded that the freehold properties’ recoverable amount exceeded their carrying amount by £89.3 million and consequently it was written down by this amount. See Note 8.

11. Principal subsidiaries of the Company

Company name	Percentage Shareholding	Description
Partnerships in Care Management Limited	100%	Holding company for trading companies
Partnerships in Care Limited	100%	Mental healthcare services
Oaktree Care Group Limited	100%	Mental healthcare services
Partnerships in Care Scotland Limited	100%	Mental healthcare services
Partnerships in Care Property Holding Limited	100%	Holding company for property companies
Partnerships in Care Property 1 Limited	100%	Property holding company
Partnerships in Care Investments 2 Limited	100%	Property holding company
Partnerships in Care Property 2 Limited	100%	Property holding company
Partnerships in Care Property 3 Limited	100%	Property holding company
Partnerships in Care Property 4 Limited	100%	Property holding company
Partnerships in Care Property 5 Limited	100%	Property holding company
Partnerships in Care Property 6 Limited	100%	Property holding company
Partnerships in Care Property 7 Limited	100%	Property holding company
Partnerships in Care Property 8 Limited	100%	Property holding company
Partnerships in Care Property 9 Limited	100%	Property holding company
Partnerships in Care Property 10 Limited	100%	Property holding company
Partnerships in Care Property 11 Limited	100%	Property holding company
Partnerships in Care Property 12 Limited	100%	Property holding company
Partnerships in Care Property 13 Limited	100%	Property holding company
Partnerships in Care Property 14 Limited	100%	Property holding company
Partnerships in Care Property 15 Limited	100%	Property holding company
Partnerships in Care Property 16 Limited	100%	Property holding company
Partnerships in Care Property 17 Limited	100%	Property holding company
Partnerships in Care Property 18 Limited	100%	Property holding company
Partnerships in Care Property 19 Limited	100%	Property holding company
Partnerships in Care Property 20 Limited	100%	Property holding company
Partnerships in Care Property 21 Limited	100%	Property holding company
Partnerships in Care Property 22 Limited	100%	Property holding company
Partnerships in Care Property 23 Limited	100%	Property holding company
Partnerships in Care Property 24 Limited	100%	Property holding company
Partnerships in Care Property 25 Limited	100%	Property holding company

All of the principal subsidiaries are registered in England and Wales.

Partnerships in Care Investments 1 Limited

Notes to the combined financial statements

12. Stocks

	2013	2012	2011
	£000	£000	£000
Finished goods and goods for resale	628	622	607

13. Debtors

	2013	2012	2011
	£000	£000	£000
Trade debtors	2,695	3,247	1,711
Other debtors	651	494	246
Accrued income	1,197	527	696
Prepayments	2,502	2,335	2,758

	7,045	6,603	5,411

14. Creditors: Amounts falling due within one year

	2013	2012	2011
	£000	£000	£000
Other loans (refer to Note 15)	920	920	920
Net obligations under finance leases and hire purchase contracts	—	—	21
Trade creditors	840	932	952
Corporation tax	—	—	502
Other taxation and social security	2,564	2,651	2,701
Other creditors	1,450	1,347	1,664
Accrued finance costs	2,287	2,536	3,436
Salary related accruals	1,730	2,967	3,036
Other accrued expenses	3,515	4,268	4,086

	13,306	15,621	17,318

15. Creditors: Amounts falling due after more than one year

	2013	2012	2011
	£000	£000	£000
Unsecured loan notes including PIK notes	354,075	321,887	292,552
Bank loans	455,104	473,032	484,998
Capitalised amounts	(22,454)	(35,595)	(48,736)

	786,725	759,324	728,814

The Business has been partially financed by borrowings from its parent companies, Partnerships in Care Holdings Limited and Partnerships in Care Group Limited (“the parent companies”). The parent companies have in turn been financed by the ultimate controlling party through the issue of unsecured subordinated loan notes including PIK notes (included above) and by other loans (included in Note 14), and in substance those loans have been used to finance the operations of the group headed by Partnerships in Care Investments 1 Limited. Accordingly, the Directors consider it appropriate for the purpose of these combined financial statements to apply the push down accounting principles contained in Staff Accounting Bulletin Topic 5 J that discusses push down of debt.

Partnerships in Care Investments 1 Limited

Notes to the combined financial statements

15. Creditors: Amounts falling due after more than one year (continued)

Included within the above are amounts falling due as follows:

	2013	2012	2011
	£000	£000	£000
Between one and two years

Bank loans	455,104	—	—
Capitalised amounts	(20,269)	—	—

	434,835	—	—

Between two and five years

Bank loans	—	473,032	484,998
Capitalised amounts	—	(33,069)	(45,870)

	—	439,963	439,128

Over five years

Unsecured loan notes including PIK notes	354,075	321,887	292,552
Capitalised amounts	(2,185)	(2,526)	(2,866)

	351,890	319,361	289,686

Included in capitalised amounts is an unamortised swap balance of £19,506,760 (2012 – £31,826,820, 2011 – £44,146,878) and capitalised fees of £2,947,543 (2012 – £3,768,148, 2011 – £4,588,753).

Creditors include amounts not wholly repayable within 5 years as follows:

	2013	2012	2011
	£000	£000	£000
Repayable other than by instalments	354,075	321,887	292,552

Details of the Group’s borrowings are set out below—also refer to Note 26:

A bank loan of £25,844,806 (2012 – £29,337,286, 2011 – £32,096,990) is secured by way of a fixed legal charge over subsidiary companies’ assets, with an interest rate varying with LIBOR maturing in July 2015.

A bank loan of £429,259,353 (2012 – £443,694,620, 2011 – £452,900,929) is secured by way of a fixed legal charge over subsidiary companies’ assets, with an interest rate varying with LIBOR maturing in July 2015.

The Group had taken out an interest rate swap to hedge the interest rate on the Group’s bank borrowings. As part of the amended financing arrangements agreed on 28 September 2011, the existing interest rate swap was closed out and an amount equivalent to the cost of exiting the swaps of £51,328,760 was added to the loan. Of this amount £47,226,894 was capitalised and is being amortised to the profit and loss account over the remaining life of the bank loan until July 2015, and the remainder was recognised in finance costs.

A loan amounting to £920,000 (2012 – £920,000, 2011 – £920,000) at the year end from the majority shareholder which is interest free and repayable on demand.

Partnerships in Care Investments 1 Limited

Notes to the combined financial statements

15. Creditors: Amounts falling due after more than one year (continued)

Unsecured subordinated loan notes amounting to £352,716,682 (2012 – £320,651,529, 2011 – £291,428,804) at the year end due 2020 on which unsecured subordinated PIK notes due 2020 have been issued up to March 2011 to satisfy interest at 10% per annum. From April 2011 these loans have been accruing compound interest at 10% per annum.

Unsecured fixed rate loan notes amounting to £1,358,483 (2012 – £1,235,280, 2011 – £1,122,935) due 2020 with compound interest at 10% per annum.

16. Deferred taxation

	2013	2012	2011
	£000	£000	£000
At beginning of year	4,147	4,650	3,571
(Credit)/debit to profit and loss for the year	(1,359)	(419)	1,161
Movement in relation to defined benefit pension scheme	(229)	(84)	(82)

At end of year	2,559	4,147	4,650

The provision for deferred taxation is made up as follows:

	2013	2012	2011
	£000	£000	£000
Accelerated capital allowances	3,306	4,183	5,179
Tax losses carried forward	(697)	—	(468)
Short term timing differences	(50)	(36)	(61)

	2,559	4,147	4,650

The deferred tax liability at 31 December 2013 has been calculated based on the rate of 20% (2012: 23%, 2011: 25%) substantively enacted at the balance sheet date.

There is an unprovided deferred tax liability in respect of fair value adjustments to properties arising from purchase price allocations following acquisitions in prior years of £42,985,368 (2012 – £50,015,108, 2011 – £54,996,788). There is an unprovided deferred tax asset in respect of unpaid interest on the unsecured loans notes of £3,571,308 (2012 – £4,107,004, 2011 – £3,161,287).

17. Reconciliation of movement in shareholders’ deficit

	2013	2012	2011
	£000	£000	£000
Opening shareholders’ deficit	(298,384)	(269,051)	(151,289)
Loss for the financial year	(29,030)	(29,272)	(117,425)
Share based payments	1,501	911	—
Actuarial loss from pension scheme, net of tax	(2,256)	(972)	(337)

Closing shareholders’ deficit	(328,169)	(298,384)	(269,051)

Partnerships in Care Investments 1 Limited

Notes to the combined financial statements

18. Net cash flow from operating activities

	2013	2012	2011
	£000	£000	£000
Operating profit / (loss)	31,037	30,831	(60,624)
Share based payments	1,501	911	—
Depreciation of tangible fixed assets	11,458	10,799	12,725
Impairment of fixed assets	—	—	89,300
(Profit)/loss on disposal of tangible fixed assets	(26)	8	1
(Increase) / decrease in stocks	(6)	(15)	47
(Increase) / decrease in debtors	(340)	(1,193)	1,273
(Decrease) / increase in creditors	(2,066)	(65)	2,014
Difference between pension payments and charge to operating profit	(359)	(250)	(120)

Net cash inflow from operating activities	41,199	41,026	44,616

19. Analysis of cash flows for headings netted in cash flow statement

	2013	2012	2011
	£000	£000	£000
Returns on investments and servicing of finance

Interest received	35	30	29
Interest paid	(10,344)	(13,252)	(15,685)
Hire purchase interest	—	(1)	(3)

Net cash outflow from returns on investments and servicing of finance	(10,309)	(13,223)	(15,659)

	2013	2012	2011
	£000	£000	£000
Capital expenditure and financial investment
Purchase of tangible fixed assets	(9,239)	(7,375)	(3,495)
Sale of tangible fixed assets	76	38	—

Net cash outflow from capital expenditure	(9,163)	(7,337)	(3,495)

	2013	2012	2011
	£000	£000	£000
Financing

New secured bank loans	—	—	5,000
Repayment of bank loans	(24,288)	(17,828)	(19,417)
Repayment of unsecured loan notes	—	—	(5,572)
Repayment of finance leases	—	(21)	(49)

Net cash outflow from financing	(24,288)	(17,849)	(20,038)

Partnerships in Care Investments 1 Limited

Notes to the combined financial statements

20. Analysis of changes in net debt

2013

	1 January 2013	Cash flow	Other non-cash changes	31 December 2013
	£000	£000	£000	£000
Cash at bank and in hand	18,124	(2,307)	—	15,817

Debt:

Debts due within one year	(920)	24,288	(24,288)	(920)
Debts falling due after more than one year	(759,324)	—	(27,401)	(786,725)

Net debt	(742,120)	21,981	(51,689)	(771,828)

2012

	1 January 2012	Cash flow	Other non-cash changes	31 December 2012
	£000	£000	£000	£000
Cash at bank and in hand	16,007	2,117	—	18,124

Debt:

Finance lease liabilities	(21)	21	—	—
Debts due within one year	(920)	17,828	(17,828)	(920)
Debts falling due after more than one year	(728,814)	—	(30,510)	(759,324)

Net debt	(713,748)	19,966	(48,338)	(742,120)

2011

	1 January 2011	Cash flow	Other non-cash changes	31 December 2011
	£000	£000	£000	£000
Cash at bank and in hand	10,844	5,163	—	16,007

Debt:

Finance lease liabilities	(70)	49	—	(21)
Debts due within one year	(54,943)	19,989	34,034	(920)
Debts falling due after more than one year	(658,549)	—	(70,265)	(728,814)

Net debt	(702,718)	25,201	(36,231)	(713,748)

Other non-cash changes include the reclassification between debts due within one year and after one year, together with the roll-up of interest in the form of PIK notes or accrued interest on debts falling due after more than one year.

Partnerships in Care Investments 1 Limited

Notes to the combined financial statements

21. Contingent liabilities

As at 31 December of each year presented, the Business had a contingent liability to Cinven Limited for an amount of up to £10 million dependent on the repayment of certain debt facilities of the Group. This contingent liability is expected to be removed at the completion of the Acadia transaction as described in Note 28, “Post balance sheet events”.

22. Capital commitments

At 31 December the Business had capital commitments as follows:

	2013	2012	2011
	£000	£000	£000
Contracted for but not provided in these financial statements	629	582	635

23. Pension liability

The Group operates a defined contributions pension scheme. The assets of the scheme are held separately from those of the Group in an independently administered fund. The pension cost charge represents contributions payable by the Company to the fund and amounted to £1,833,174 (2012 – £1,329,788, 2011 – £1,142,139). Contributions totalling £201,728 (2012 – £97,397, 2011 – £84,107) were payable to the fund at the combined balance sheet date and are included in creditors.

The Group operates a defined benefits pension scheme in the UK, the Partnerships in Care Limited Pension and Life Assurance Plan. The Plan was closed to new entrants from May 2005. Employed members continue to accrue benefits that are linked to final pensionable salary and service at retirement (or earlier date of leaving). The disclosures set out below are based on calculations carried out as at 31 December each year by a qualified independent actuary.

The assets are held in a separate trustee-administered fund to meet long-term pension liabilities to past and present employees. The trustees of the Plan are required to act in the best interest of the Plan’s beneficiaries. The appointment of members of the trustee board is determined by the trust documentation.

The liabilities of the Plan are measured by discounting the best estimate of future cash flows to be paid out of the Plan using the projected unit method. This amount is reflected in the deficit in the combined balance sheet. The projected unit method is an accrued benefits valuation method in which the Plan’s liabilities make allowance for projected earnings.

The liabilities set out in this note have been calculated based on the most recent full actuarial valuation at 31 December 2010, updated to 31 December each year. The results of the calculations and the assumptions adopted are shown below.

As at 31 December 2013, contributions are payable to the Plan at the rates set out in the latest schedule of contributions. The total employer contributions expected to be made in the year commencing 1 January 2014 are at the rate of 18.6% of pensionable salaries plus £476,143 recovery plan contributions.

Partnerships in Care Investments 1 Limited

Notes to the combined financial statements

23. Pension liability (continued)

The amounts recognised in the combined balance sheet are as follows:

	2013	2012	2011
	£000	£000	£000
Present value of funded obligations	(38,167)	(33,726)	(29,807)
Fair value of scheme assets	33,276	31,448	28,637

Deficit in scheme	(4,891)	(2,278)	(1,170)
Related deferred tax asset	978	524	292

Net liability	(3,913)	(1,754)	(878)

The amounts recognised in combined profit or loss are as follows:

	2013	2012	2011
	£000	£000	£000
Current service cost	(712)	(847)	(626)
Interest on obligation	(1,541)	(1,429)	(1,549)
Expected return on scheme assets	1,508	1,358	1,681

Total	(745)	(918)	(494)

Actual return on scheme assets	1,259	2,227	1,101

Movements in the present value of the defined benefit obligation were as follows:

	2013	2012	2011
	£000	£000	£000
Opening defined benefit obligation	33,726	29,807	28,150
Current service cost	712	847	626
Interest cost	1,541	1,429	1,549
Contributions by scheme participants	212	256	289
Actuarial losses / (gains)	2,690	2,156	(131)
Benefits paid	(714)	(769)	(676)

Closing defined benefit obligation	38,167	33,726	29,807

Changes in the fair value of scheme assets were as follows:

	2013	2012	2011
	£000	£000	£000
Opening fair value of scheme assets	31,448	28,637	27,177
Expected return on assets	1,508	1,358	1,681
Actuarial (losses)/gains	(249)	869	(580)
Contributions by employer	1,071	1,097	746
Contributions by scheme participants	212	256	289
Benefits paid	(714)	(769)	(676)

Closing fair value of scheme assets	33,276	31,448	28,637

The cumulative amount of actuarial net losses recognised in the combined statement of total recognised gains and losses was £4,549,000 (2012 – £1,610,000, 2011 – £323,000).

The Group expects to contribute £1,071,000 to its defined benefits pension scheme in 2014.

Partnerships in Care Investments 1 Limited

Notes to the combined financial statements

23. Pension liability (continued)

The major categories of scheme assets as a percentage of total scheme assets are as follows:

	2013	2012	2011
Equities	25.7%	18.4%	17.9%
Gilts	14.2%	17.5%	18.1%
Bonds	26.6%	28.5%	26.8%
Property	-%	4.3%	4.9%
Real return fund	28.8%	28.3%	29.9%
Cash	4.7%	3.3%	2.4%

A weighted expected rate of return on assets is calculated by considering the scheme’s specific asset distribution. The expected rate of return on assets has been calculated as 5.2% per annum (31 December 2012 – 5.0% per annum, 31 December 2011 – 5.2% per annum) by considering the following rates of expected return on the individual asset classes at 31 December each year. The rates are assumed to be net of investment expenses.

The long term historic out performance of “equities” over very long-term gilts has resulted in the rate used being 6.5% per annum (31 December 2012 – 6.5% per annum, 31 December 2011 – 6.5% per annum).

For “gilts”, from considering the yields currently available on 15 year fixed gilts, the rate used is 3.4% per annum (31 December 2012 – 2.3% per annum, 31 December 2011 – 2.5% per annum).

For “bonds”, from considering consistency with the discount rate, which is linked to the yields available on corporate bonds, the rate used is 4.5% per annum (31 December 2012 – 4.5% per annum, 31 December 2011 – 4.7% per annum).

The “real return fund” rate used is 6.5% per annum (31 December 2012 – 6.5% per annum, 31 December 2011 – 6.5% per annum).

For “cash”, having regard to the current Bank of England base rate, the rate used is 0.5% per annum (31 December 2012 – 0.5% per annum, 31 December 2011 – 0.5% per annum).

Principal actuarial assumptions at the balance sheet date were:

	2013	2012	2011
Rate of increase in salaries as inflation	3.6%	3.2%	3.0%
Rate of increase in salaries as inflation, subject to 2% cap	2.0%	2.0%	2.0%
Rate of increase of pensions in payment—CPI (max 3%)	2.9%	2.5%	2.3%
Rate of increase of pensions in payment—RPI (max 5%)	3.6%	3.2%	3.0%
Rate of increase of pensions in payment—CPI (max 5%)	2.9%	2.5%	2.3%
RPI inflation assumption	3.6%	3.2%	3.0%
Cash commutation as a percentage of pension at retirement	12.5%	12.5%	12.5%
CPI inflation assumption	2.9%	2.5%	2.0%
Discount rate	4.5%	4.5%	4.7%
Expected return on scheme assets	5.2%	5.0%	5.2%
Mortality	S1NA BMC 1 floor %	S1NA BMC 1 floor %	S1NA BMC 1 floor %

Partnerships in Care Investments 1 Limited

Notes to the combined financial statements

23. Pension liability (continued)

The UK government has announced that, in future, it will use the Consumer Prices Index (CPI), rather than the Retail Prices Index (RPI), for the statutory increases to pensions in payment and deferred pensions.

In preparing these financial statements, scheme benefits which are subject to revaluation in deferment (in excess of Guaranteed Minimum Payments (GMP)) have been indexed in line with CPI (subject to a cap of 5% per annum on pensions accruing up to 6 April 2009 and a cap of 2.5% on pensions accruing thereafter).

Any GMP that is subject to statutory indexation in payment will be indexed in line with CPI (and subject to a cap of 3% per annum).

That part of each pension which was earned for pensionable service prior to 6 April 1997 will be indexed in payment in line with RPI (subject to a cap of 5% per annum).

That part of each pension which was earned for pensionable service after 6 April 1997 will be indexed in payment in line with RPI (subject to a cap of 5% per annum).

Amounts for the current and previous four years are as follows:

Defined benefit pension schemes

	2013	2012	2011	2010	2009
	£000	£000	£000	£000	£000
Defined benefit obligation	(38,167)	(33,726)	(29,807)	(28,150)	(26,467)
Scheme assets	33,276	31,448	28,637	27,177	24,228

Deficit	(4,891)	(2,278)	(1,170)	(973)	(2,239)

Experience adjustments on scheme liabilities	101	217	1,637	—	(3,024)
Experience adjustments on scheme assets	(249)	869	(580)	1,211	1,251

24. Operating lease commitments

At 31 December, the Business had annual commitments under non-cancellable operating leases as follows:

	Land and buildings
	2013	2012	2011
	£000	£000	£000
Expiry date:
Within 1 year	38	53	413
Between 2 and 5 years	364	364	—

	Other
	2013	2012	2011
	£000	£000	£000
Expiry date:
Within 1 year	38	51	66
Between 2 and 5 years	407	475	85

Partnerships in Care Investments 1 Limited

Notes to the combined financial statements

25. Share based payments

The Board of Directors of Partnerships in Care Group Limited approved the establishment of a Management Incentive Plan (MIP) on 28 September 2011. Under the terms of the 2011 MIP plan, the Board may offer directors and selected employees to purchase restricted shares in Partnerships in Care Investments 2 Limited. The restricted shares are transferrable upon the occurrence of a trade sale of the Group’s or Business’s shares or in the event of a listing of the Group’s or Business’s shares on a recognised investment exchange. Under the terms of the 2011 MIP plan the proceeds receivable by the holders of the restricted shares on transfer are to be settled by the Business’s banks.

Restricted shares were valued using the Monte Carlo method. No performance conditions were included in the calculation of fair value. The fair value per restricted share granted and the assumptions used in the calculation are as follows:

Grant date	August 2013	March 2013	October 2012	February 2012
Number of awards granted	152,000	56,000	184,000	400,000
Expected life (years)	4	4	4	4
Expected volatility	30%	30%	30%	30%
Risk-free interest rate	0.66%	0.66%	0.66%	0.66%
Expected dividend yield	0.0%	0.0%	0.0%	0.0%
Fair value per restricted share	6.55	7.24	7.88	8.75

The expected volatility is based on historical volatility over the last three years. The expected life is the average expected period until the performance condition is met, lifting the restriction. The risk-free rate of return is the yield on zero-coupon UK government bonds of a term consistent with the expected life of the restricted shares. A reconciliation of restricted share movements over the period from approval to 31 December 2013 is shown below:

	2013	2012
At January 1,	552,000	—
Granted	208,000	584,000
Forfeited	—	(32,000)

At December 31,	760,000	552,000

The weighted average fair value of restricted shares granted in the year was £1.4 m (2012: £4.9 m, 2011: £0.0 m).

Partnerships in Care Investments 1 Limited

Notes to the combined financial statements

26. Related party transactions

Push down accounting

The Business has been partially financed by borrowings from its parent companies, Partnerships in Care Holdings Limited and Partnerships in Care Group Limited (“the parent companies”). The parent companies have in turn been financed by the ultimate controlling party through the issue of unsecured subordinated loan notes and PIK notes, and in substance those loans have been used to finance the operations of the group headed by Partnerships in Care Investments 1 Limited. Accordingly, the Directors consider it appropriate for the purpose of these combined financial statements to apply the push down accounting principles contained in Staff Accounting Bulletin Topic 5 J that discusses push down of debt. The amounts pushed down and included in these combined financial statements are:

	2013	2012	2011
	£000	£000	£000
Other loans	920	920	920
Unsecured loan notes including PIK notes	354,075	321,887	292,552
Capitalised amounts	(2,948)	(3,768)	(4,589)

	352,047	319,039	288,883

The combined financial statements include interest relating to the above debt:

	2013	2012	2011
	£000	£000	£000
Interest expense	32,528	29,676	27,008

	32,528	29,676	27,008

Net investment of Parent

The Directors do not believe it meaningful to show share capital or retained earnings for the Company since the net assets of the combined group are represented by the Net investment of Parent, which comprises share capital and retained earnings of the Company, after eliminating investments and transactions between the Company, Parent or its subsidiaries, and pushing down certain debt (as described above).

All significant intercompany transactions between the Parent and the Company have been included in the Net investment of Parent and are considered to be effectively settled for cash at the time the transaction is recorded.

Transactions with directors

Kevin Beeston, a director, holds 22,000 A Ordinary shares (2012 – 22,000 A Ordinary shares, 2011 – 22,000 A Ordinary shares) in PiC Group Limited.

Transactions with Cinven

Funds under the management of Cinven Limited have invested in two subordinated loan notes totalling £352,716,682 (2012 – £320,651,529, 2011 – £291,428,804). During the year interest amounting to £32,065,153 (2012 – £29,222,725, 2011 – 26,567,690) was rolled into these loan notes.

Partnerships in Care Investments 1 Limited

Notes to the combined financial statements

26. Related party transactions (continued)

Transactions with Cinven (continued)

The same Cinven funds have invested in two other loan notes totalling £646,757 (2012 – £587,511, 2011 – £Nil). During the year interest amounting to £58,994 (2012 – £53,410, 2011 – £Nil) was rolled into these loan notes.

Funds under the management of Cinven Limited have invested in an unsecured fixed rate loan of £920,000 (2012 – £920,000, 2011 – £920,000).

Cinven Limited charged a monitoring fee during the year amounting to £300,000 (2012 – £300,000, 2011 – £300,000).

27. Controlling party

As at December 31, 2013, the immediate parent company was Partnership in Care Holdings Limited and the ultimate parent entity was PIC Investments Limited Partnership Incorporated, a limited partnership established and existing under the laws of Guernsey.

The directors are of the opinion that Cinven Limited was the controlling party at 31 December 2013. Funds managed by Cinven Limited have a 100% interest in the ultimate parent company. Cinven Limited is incorporated in England and Wales with registered offices at Warwick Court, Paternoster Square, London EC4M 7AG.

On the presumption that the proposed sale of the Business will complete on or around 30 June 2014, the ultimate parent company is expected to be Acadia Healthcare Company, Inc. See Note 28, “Post balance sheet events”.

28. Post balance sheet events

On 2 June 2014, the Business entered into a contract for the sale of Partnerships in Care Investments 1 Limited to Acadia Healthcare Company, Inc (“Acadia”) for consideration of approximately £395m. The sale is due to complete on or around 30 June 2014, and as at the date of approving these combined financial statements the Directors are not aware of any material factors that would prevent completion occurring.

As described in Note 2.1 above, the application of “push down accounting” principles has resulted in the inclusion in these financial statements of certain Unsecured loan notes and PIK notes which are not liabilities of the Business. These are liabilities of the parent companies and therefore will not need to be repaid by the Business headed by Partnerships in Care Investments 1 Ltd after the completion of the sale. Details of those finance facilities are set out in Notes 14 and 15 to these combined financial statements.

At completion of the sale, the Business is expected to repay the majority of its senior bank debt extant at that time from the proceeds of the transaction. Furthermore, the Business expects that “A” Ordinary Shares in PiC Property 1 Limited will be issued to its bankers in consideration for the release of any remaining bank debt. These “A” Ordinary Shares are expected to be sold to Acadia for a nominal amount. Together these anticipated transactions at the completion date will result in the extinguishment of all the Business’s bank debt and any related accrued interest and capitalised finance costs.

Partnerships in Care Investments 1 Limited

Notes to the combined financial statements

29. Reconciliation from UK GAAP to US GAAP

These combined financial statements have been prepared in accordance with the basis of preparation as set out in Note 2.1, and have been “carved out” of consolidated financial statements of the Parent which were prepared in accordance with applicable accounting standards in the United Kingdom (“UK GAAP”) which differs in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). The effects of the application of US GAAP to the loss for the financial year after taxation, as determined under UK GAAP for the years ended 31 December 2013 and 31 December 2012, are set out in the tables below:

a) Loss for the financial years ended 31 December 2013 and 31 December 2012

	2013	2012
	£000	£000
Loss for the financial years ended 31 December under UK GAAP	(29,030)	(29,272)
(i) Reversal of share based payment expense	1,501	911
(ii) Impact of reversal of PPE impairment in prior years	(2,077)	(2,077)
(iii) Interest rate hedging	12,320	12,320
(iv) Deferred taxes	6,883	6,068
(v) Tax impact of above differences	(387)	(1,453)

Loss for the financial years ended 31 December under US GAAP	(10,790)	(13,503)

b) Balance sheet as at 31 December 2013 and 31 December 2012

	2013	2012
	£000	£000
Shareholders’ deficit as at 31 December under UK GAAP	(328,169)	(298,384)
(ii) Reversal of PPE impairment	85,146	87,223
(iii) Interest rate hedging	(19,507)	(31,827)
(iv) Tax differences	(30,024)	(36,907)
(v) Tax impact of above differences	(13,128)	(12,741)

Shareholders’ deficit as at 31 December under US GAAP	(305,682)	(292,636)

(i)	Under UK GAAP, a share based payment expense of £1,501,000 (2012: £911,000) was recognised. The vesting of the shares awarded in connection with the Management Incentive Plan is restricted until a change of control event. Under US GAAP, such a performance condition is highly uncertain and, therefore, is not probable; as such, no expense is recognised.

(ii)	Under UK GAAP, an impairment of £89,300,000 was recognised in the year ended 31 December 2011. Under US GAAP, this impairment is not recognised as, in conducting the first step of the two-step impairment test under US GAAP, the undiscounted cash flows of fixed assets exceeded the carrying value. The adjustments above of £2,077,000 per annum are the impact on depreciation in subsequent years arising as a result of reversing the impairment under US GAAP.

(iii)	Under UK GAAP the interest swap taken out to hedge the interest rates on the Business’s borrowings until September 2011 was off-balance sheet. Upon re-financing, the fair value of the instrument of £47,227,000 was capitalised and amortised over the remaining life of the debt facilities. Under US GAAP, this derivative financial instrument would have been carried at its fair value at each balance sheet date, with gains and losses being recorded to the income statement (since no formal hedge documentation was produced). Upon cessation of the agreement in 2011, any gain / loss would have been recognised in the income statement immediately. Therefore, the amortisation of the capitalised amount (2013: £12,320,000; 2012: £12,320,000) has been reversed under US GAAP.

Partnerships in Care Investments 1 Limited

Notes to the combined financial statements

29. Reconciliation from UK GAAP to US GAAP (continued)

b) Balance sheet as at 31 December 2013 and 31 December 2012 (continued)

(iv)	Under UK GAAP, provision is made for deferred tax assets and liabilities arising from all timing differences between the recognition of gains and losses in the financial statements and recognition in the tax computation. US GAAP uses the “asset and liability method” of accounting for income taxes whereby deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities using tax rates that are expected to apply in the years the temporary differences are expected to reverse. The principal differences relate to deferred taxes on property, plant and equipment.

(v)	This adjustment reflects the tax impact of the above GAAP differences, including effective tax rate changes in the UK.

c) Cash flow statement for the years ended 31 December 2013 and 31 December 2012

The combined cash flow statements have been prepared under UK GAAP and present substantially the same information as required under US GAAP. There are certain differences with regard to classification of items within the cash flow statements. Under UK GAAP, cash flows are prepared separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditures and financial investment, acquisitions and disposals, and financing. Under US GAAP, cash flows are classified under three major categories: operating activities, investing activities and financing activities. Under UK GAAP, cash is defined as cash in hand and deposits repayable on demand, less overdrafts repayable on demand. Under US GAAP, cash and cash equivalents are defined as cash and investments with original maturities of three months or less. The following table presents cash flows as classified under US GAAP.

	2013	2012
	£000	£000
Operating activities:
Operating profit	30,461	29,665
Depreciation of tangible fixed assets	13,535	12,876
(Gain)/loss on disposal of tangible fixed assets	(26)	8
Increase in stocks	(6)	(15)
Increase in debtors	(340)	(1,193)
Decrease in creditors	(2,066)	(65)
Difference between pension payments and charge to operating profit	(359)	(250)
Interest received	35	30
Interest paid	(10,344)	(13,252)
Hire purchase interest	—	(1)
Taxes paid / (received)	254	(500)

Net cash flow from operating activities	31,144	27,303
Investing activities:
Capital expenditure and financial investment	(9,163)	(7,337)

Net cash used in investing activities	(9,163)	(7,337)
Financing activities:
Financing	(24,288)	(17,849)

Net cash used in financing activities	(24,288)	(17,849)
Net (decrease) / increase in cash and cash equivalents	(2,307)	2,117
Cash and cash equivalents, beginning of period	18,124	16,007

Cash and cash equivalents, end of period	15,817	18,124

PROSPECTUS

Acadia Healthcare Company, Inc.

Common Stock

We may from time to time offer shares of our common stock covered by this prospectus. We may offer our common stock in amounts, at prices and on terms set forth in an applicable prospectus supplement to this prospectus at the time of offering. In addition, selling stockholders to be named in a prospectus supplement may offer and sell from time to time shares of our common stock in such amounts and on such terms as set forth in a prospectus supplement.

We and/or any selling stockholders may offer and sell shares of our common stock to or through one or more agents, dealers or underwriters, directly to purchasers, or through a combination of these methods on a continuous or delayed basis. We and/or any selling stockholders reserve the right to accept, and together with our agents, dealers and underwriters reserve the right to reject, in whole or in part, any proposed purchase of our common stock to be made directly or through agents, dealers or underwriters. If any agents, dealers or underwriters are involved in the sale of our common stock, their names, and any applicable purchase price, fee, commission or discount arrangement with, between or among them will be set forth, or will be calculable from the information set forth, in an applicable prospectus supplement. See “Plan of Distribution.”

Our net proceeds from the sale by us of our common stock also will be set forth in the relevant prospectus supplement. We will not receive any of the proceeds from the sale of our common stock by selling stockholders.

No common stock offered by this prospectus may be sold without delivery of an applicable prospectus supplement describing the method and specific terms of the offering. Any applicable prospectus supplement may also add, update or change information contained in this prospectus.

You should read this prospectus and any applicable prospectus supplement carefully before you invest in our common stock.

Our shares trade on The NASDAQ Global Market under the symbol “ACHC.” On June 6, 2014, the last reported sale price of our common stock on The NASDAQ Global Market was $46.29 per share.

Investing in shares of our common stock involves substantial risks. See “Risk Factors” beginning on page 3 of this prospectus, as well as the “Risk Factors” incorporated by reference herein from our most recent Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q and other reports and information that we file with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 9, 2014.

ABOUT THIS PROSPECTUS

This prospectus is part of an automatic shelf registration statement that we filed with the Securities and Exchange Commission, or SEC, as a “well-known seasoned issuer” as such term is defined in Rule 405 under the Securities Act of 1933, as amended, or the Securities Act. Under the automatic shelf registration process, our common stock described in this prospectus may be sold, over time and at any time, in one or more offerings. This prospectus provides a general description of our common stock that we or selling stockholders may offer. As allowed by SEC rules, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. Each time our common stock is sold under this prospectus, we will provide an applicable prospectus supplement that will contain information about the method and specific terms of that offering. Any applicable prospectus supplement and/or any applicable free writing prospectus may add, change or update information contained in this prospectus, and any statement that we make in this prospectus that is inconsistent with a statement made in any applicable prospectus supplement or applicable free writing prospectus will be deemed to be modified or superseded by such prospectus supplement or free writing prospectus. Before purchasing any shares of our common stock, you should read this prospectus, any applicable prospectus supplement and any applicable free writing prospectus together with the additional information described under the heading “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

Neither we nor the selling stockholders have authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus, any applicable prospectus supplement or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor the selling stockholders take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus, any applicable prospectus supplement and any applicable free writing prospectus do not constitute an offer to sell, or a solicitation of an offer to purchase, the common stock offered by this prospectus in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus, any applicable prospectus supplement, any applicable free writing prospectus or any documents incorporated by reference is accurate as of any date other than the date on the front cover of the applicable document. Our business, cash flows, condition (financial or otherwise), liquidity, prospects and/or results of operations may have changed since those dates.

In this prospectus, unless the context requires otherwise, (i) references to “Acadia,” the “Company,” “we,” “us” and “our” refer to Acadia Healthcare Company, Inc., together with its consolidated subsidiaries and

(ii) references to “selling stockholder” or “selling stockholders” include donees, pledgees, transferees or other successors-in-interest selling shares of common stock received from the selling stockholders as a gift, pledge, partnership distribution or other transfer after the date of this prospectus.

CAUTIONARY NOTE REGARDING FINANCIAL INFORMATION

The audited combined financial statements as of and for the financial years ended December 31, 2013, 2012 and 2011 relating to Partnerships in Care and its consolidated subsidiaries that are incorporated by reference into this prospectus have been prepared in accordance with United Kingdom Accounting Standards, or UK GAAP. UK GAAP differs in certain respects from generally accepted accounting principles in the United States, or U.S. GAAP. Partnerships in Care has not prepared and does not currently intend to prepare its financial statements in U.S. GAAP. A reconciliation to U.S. GAAP is included in the Partnerships in Care financial statements.

This prospectus contains, or incorporates by reference, certain unaudited information, including revenue and operating statistics based on revenue, that is presented on a pro forma basis assuming that the Partnerships in Care acquisition occurred as of January 1, 2013. Management believes that the pro forma financial information is helpful given the rapid growth of Acadia through acquisitions. The unaudited pro forma financial information has been prepared using the acquisition method of accounting for business combinations under GAAP. The unaudited pro forma financial information is for illustrative purposes only and does not purport to represent what our financial condition or results of operations actually would have been had the events in fact occurred on the assumed date or to project our financial condition or results of operations for any future date or future period. The unaudited pro forma financial information should be read in conjunction with the consolidated financial statements and notes thereto elsewhere in this prospectus supplement and the financial statements of Acadia in other reports that we have filed with the SEC.

CURRENCY EXCHANGE RATE

This prospectus contains translations amounts denominated in British Pounds Sterling into U.S. dollars at specific rates solely for the convenience of the potential investor. Unless otherwise noted, all translations from British pounds to U.S. dollars and from U.S. dollars to British pounds in this prospectus supplement were made at a rate of (£0.5972) British Pound Sterling for one ($1.00) U.S. Dollar or U.S. $1.6744 for one (£1) British Pound Sterling, the exchange rate set forth in the Federal Reserve Statistical Release, Foreign Exchange Rates on June 3, 2014. We make no representation that any amounts denominated in either British Pounds Sterling or U.S. dollars could have been, or could be, converted into either British Pounds Sterling or U.S. dollars, as applicable, at any particular rate, at the rates stated above, or at all.

THE COMPANY

Overview

We are the leading publicly-traded pure-play provider of inpatient behavioral health care services in the United States based upon number of licensed beds. As of March 31, 2014, we operated 52 behavioral healthcare facilities with over 4,300 licensed beds in 24 states and Puerto Rico.

Our inpatient facilities offer a wide range of inpatient behavioral healthcare services for children, adolescents and adults. We offer these services through a combination of acute inpatient psychiatric and specialty facilities and residential treatment centers, or RTCs. Our acute inpatient psychiatric and specialty facilities provide the most intensive level of care, including 24-hour skilled nursing observation and care, daily interventions and oversight by a psychiatrist and intensive, highly-coordinated treatment by a physician-led team of mental health professionals. Our RTCs offer longer-term treatment programs primarily for children and adolescents with long-standing chronic behavioral health problems. Our RTCs provide physician-led, multi-disciplinary treatments that address the overall medical, psychiatric, social and academic needs of the patient.

Our outpatient community-based services provide therapeutic treatment to children and adolescents who have a clinically defined emotional, psychiatric or chemical dependency disorder while enabling patients to remain at home and within their community. Many patients who participate in community-based programs have transitioned out of a residential facility or have a disorder that does not require placement in a facility that provides 24-hour care.

Acadia Healthcare Company, Inc. is a Delaware corporation. On May 13, 2011, we converted from a Delaware limited liability company (Acadia Healthcare Company, LLC) to a Delaware corporation (Acadia Healthcare Company, Inc.) in accordance with Delaware law. Our principal executive offices are located at 830 Crescent Centre Drive, Suite 610, Franklin, Tennessee 37067, and our telephone number is (615) 861-6000. Our website is http://www.acadiahealthcare.com. The information contained on our website is not part of this prospectus, any applicable prospectus supplement or any applicable free writing prospectus and is not incorporated by reference into this prospectus, any applicable prospectus supplement, any applicable free writing prospectus or any other document that we file with the SEC.

Partnerships in Care Acquisition

On June 3, 2014, a subsidiary of Acadia agreed to acquire the entire issued share capital of Partnerships in Care Investments 1 Limited, a company incorporated in England and Wales, and the issued and outstanding A ordinary shares in the capital of Partnerships in Care Property 1 Limited, a company incorporated in England and Wales, pursuant to a share purchase agreement by and among Acadia, Piper Holdco 2, Ltd., a subsidiary of Acadia, Partnerships in Care Holdings Limited and The Royal Bank of Scotland plc. The entities to be acquired by Acadia operate 23 inpatient behavioral healthcare facilities with over 1,200 beds. The facilities are located in England, Wales and Scotland. For the year ended December 31, 2013, Partnerships in Care generated revenue of $267.0 million.

Under the terms of the share purchase agreement, Acadia will pay an amount to discharge the outstanding debt facilities of the target companies, and cash consideration for the equity to be acquired, which in the aggregate shall be equal to £395,000,000 (approximately $660,000,000), subject to adjustment in relation to cash, debt and working capital balances of the Partnerships in Care target companies. The share purchase agreement provides that the acquisition will close on July  1, 2014.

RISK FACTORS

Investing in shares of our common stock involves substantial risks. Before purchasing any shares of our common stock, you should carefully consider the risk factors incorporated by reference into this prospectus from our most recent Annual Report on Form 10-K, our subsequent Quarterly Reports on Form 10-Q and the other reports and information that we file with the SEC, including any risk factors and other information contained in any applicable prospectus supplement and/or applicable free writing prospectus. In particular, please see the risk factors described in our Current Report on Form 8-K filed on June 9, 2014, which update the risk factors described in our Annual Report on Form 10-K for the year ended December 31, 2013, both of which are incorporated by reference into this prospectus. The risks and uncertainties that we have described are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect us. The occurrence of any of these risks could materially and adversely impact our business, cash flows, condition (financial or otherwise), liquidity, prospects and/or results of operations. Please also refer to the section below entitled “Special Note Regarding Forward-Looking Statements.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains and incorporates by reference “forward-looking statements.” Forward-looking statements include any statements that address future results or occurrences. In some cases, you can identify forward-looking statements by terminology such as “may,” “might,” “will,” “would,” “should,” “could” or the negative thereof. Generally, the words “anticipate,” “believe,” “continue,” “expect,” “intend,” “estimate,” “project,” “plan” and similar expressions identify forward-looking statements. In particular, statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance contain forward-looking statements.

We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks, uncertainties and other factors, many of which are outside of our control, which could cause our actual results, performance or achievements to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, but are not limited to:

•	our ability to close our planned acquisition of Partnerships in Care in a timely manner or at all;

•	our ability to obtain the necessary financing for the Partnerships in Care acquisition on anticipated terms or at all;

•	our ability to amend our existing senior secured credit facility on time, on currently anticipated terms, or at all;

•	our significant indebtedness, our ability to meet our debt obligations, and our ability to incur substantially more debt;

•	difficulties in successfully integrating the operations of acquired facilities, including those acquired in the Partnerships in Care acquisition, or realizing the potential benefits and synergies of these acquisitions;

•	our ability to implement our business strategies in the United Kingdom and adapt to the regulatory and business environment in the United Kingdom;

•	the impact of payments received from the government and third-party payors on our revenues and results of operations, including the significant dependence of the Partnerships in Care facilities on payments received from the National Health Service in the United Kingdom, or NHS;

•	negative media coverage relating to patient incidents, which could adversely affect the price of our securities and result in incremental regulatory burdens and governmental investigations;

•	our future cash flow and earnings;

•	our restrictive covenants, which may restrict our business and financing activities;

•	our ability to make payments on our financing arrangements;

•	the impact of the economic and employment conditions in the United States and the United Kingdom on our business and future results of operations;

•	compliance with laws and government regulations;

•	the impact of claims brought against our facilities;

•	the impact of governmental investigations, regulatory actions and whistleblower lawsuits;

•	the impact of healthcare reform in the United States and abroad;

•	the impact of our highly competitive industry on patient volumes;

•	our ability to recruit and retain quality psychiatrists and other physicians;

•	the impact of competition for staffing on our labor costs and profitability;

•	our dependence on key management personnel, key executives and local facility management personnel;

•	our acquisition strategy, which exposes us to a variety of operational and financial risks, as well as legal and regulatory risks (e.g., exposure to the new regulatory regimes such as the United Kingdom for Partnerships in Care);

•	the impact of state efforts to regulate the construction or expansion of healthcare facilities (including those from Partnerships in Care) on our ability to operate and expand our operations;

•	our potential inability to extend leases at expiration;

•	the impact of controls designed to reduce inpatient services on our revenues;

•	the impact of different interpretations of accounting principles on our results of operations or financial condition;

•	the impact of environmental, health and safety laws and regulations, especially in states where we have concentrated operations;

•	the impact of an increase in uninsured and underinsured patients or the deterioration in the collectability of the accounts of such patients on our results of operations;

•	the risk of a cyber-security incident and any resulting violation of laws and regulations regarding information privacy or other negative impact;

•	the impact of laws and regulations relating to privacy and security of patient health information and standards for electronic transactions;

•	failure to maintain effective internal control over financial reporting;

•	the impact of fluctuations in our operating results, quarter to quarter earnings and other factors on the price of our securities;

•	the impact of our sponsor’s rights over certain company matters;

•	the impact of the trend for insurance companies and managed care organizations to enter into sole source contracts on our ability to obtain patients; and

•	those risks and uncertainties described from time to time in our filings with the SEC.

This list of risks and uncertainties, however, is only a summary of some of the most important factors and is not intended to be exhaustive. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. These risks and uncertainties may cause our actual future results to be materially different than those expressed in our forward-looking statements. These forward-looking statements are made only as of the date of this prospectus. Except as may otherwise be required by applicable law, we do not undertake and expressly disclaim any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments. All subsequent written and oral forward-looking statements attributable to us, or to persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements.

USE OF PROCEEDS

Unless we indicate otherwise in an applicable prospectus supplement, we intend to use the net proceeds from our sale of common stock offered by this prospectus for general corporate purposes, which may include, but not be limited to, working capital, capital expenditures, acquisitions, refinancing of indebtedness and repurchases or redemptions of securities. Any allocation of the net proceeds of an offering of our shares of common stock to a specific purpose will be determined at the time of such offering and will be described in an applicable prospectus supplement to this prospectus.

We will not receive any proceeds from sales of common stock by the selling stockholders.

DESCRIPTION OF COMMON STOCK

Our amended and restated certificate of incorporation provides that our authorized capital stock consists of 90,000,000 shares of common stock, $0.01 par value, and 10,000,000 shares of preferred stock, $0.01 par value. As of May 31, 2014, there were 50,833,152 shares of our common stock and no shares of our preferred stock issued and outstanding.

This section summarizes the general terms of our common stock. The summaries in this section do not describe every aspect of our common stock. When evaluating our common stock, you should also refer to all of the provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and the Delaware General Corporation Law, as amended, or DGCL. Our amended and restated certificate of incorporation and our amended and restated bylaws are incorporated by reference in the registration statement of which this prospectus forms a part.

Terms of Common Stock

Voting Rights

Each share of common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. Our common stock votes as a single class on all matters relating to the election and removal of directors on our board of directors and as provided by law. Holders of our common stock do not have cumulative voting rights. Except in respect of matters relating to the election of directors, or as otherwise provided in our amended and restated certificate of incorporation or required by law, all matters to be voted on by our stockholders must be approved by a majority of the shares present in person or by proxy at the meeting at which a quorum is present and entitled to vote on the subject matter. The holders of a majority of the outstanding voting power of all shares of capital stock entitled to vote, present in person or represented by proxy, constitutes a quorum at all meetings of our stockholders. In the case of the election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the shares present in person or by proxy at the meeting and entitled to vote on the election of directors.

Dividend Rights

The holders of our outstanding shares of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. Our ability to pay dividends on our common stock will be limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions under the terms of the agreements governing our indebtedness.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock are entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of our debts and other liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of its preferred stock, if any, before we may pay distributions to the holders of our common stock.

Other Rights

Our stockholders have no preemptive, conversion or other rights to subscribe for additional shares. All outstanding shares, including all shares offered by this prospectus, are validly issued fully paid and nonassessable. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that our board of directors may designate and issue in the future.

Listing

Our common stock is listed on The NASDAQ Global Select Market under the symbol “ACHC”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Broadridge Corporate Issuer Solutions, Inc.

Registration Rights

Effective April 1, 2011, Acadia Healthcare Holdings, LLC, or Acadia Holdings, entered into an amended and restated registration rights agreement with the holders of substantially all of its equity securities at the time pursuant to which such holders have the right to demand the registration of all or a portion of their securities and have certain “piggyback” registration rights, subject to certain limitations. In connection with the consummation of our acquisition of PHC, Inc. on November 1, 2011, Waud Capital Partners and the other members of Acadia Holdings caused the dissolution of Acadia Holdings and the distribution of the common stock held by Acadia Holdings to its members. In connection with such dissolution and distribution, we assumed Acadia Holdings’ rights and obligations under the amended and restated registration rights agreement.

Stockholders Agreement

We are party to a stockholders agreement with Waud Capital Partners which provides it with certain rights over Company matters. In accordance with the terms of the stockholders agreement among Waud Capital Partners, Acadia and certain current and former members of our management, for so long as Waud Capital Partners owns at least 17.5% of our outstanding common stock, Waud Capital Partners is entitled to designate the pro rata number of our directors that is proportional (but rounded up to the nearest whole number) to its percentage ownership of our outstanding common stock, subject to the NASDAQ rules regarding director independence, and has consent rights to many corporate actions, such as issuing equity or debt securities, paying dividends, acquiring any interest in another company and materially changing our business activities. As of May 31, 2014, Waud Capital Partners owned approximately 23% of our outstanding common stock.

Antitakeover Effects of Delaware Law and Acadia’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in our control or our management.

Classified Board of Directors

In accordance with our amended and restated certificate of incorporation our board of directors is divided into three classes, with each class serving three-year staggered terms. In addition, under the DGCL, directors serving on a classified board of directors may only be removed from the board of directors with cause and by an affirmative vote of the majority of our common stock. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in our control or our management.

Requirements for Advance Notification of Stockholder Meetings

In accordance with our amended and restated certificate of incorporation, special meetings of the stockholders may be called only upon a resolution approved by a majority of our board of directors then in office.

Requirements for Nominations and Proposals at Stockholder Meetings

Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as brought by or at the direction of our board of directors. In accordance with our amended and restated bylaws, nominations of persons for election to our board of directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the notice of meeting (1) by or at the direction of our board of directors or (2) provided that our board of directors has determined that directors will be elected at such special meeting, by any holder of our stock who (i) is a stockholder of record both at the time the notice is delivered and on the record date for the determination of stockholders entitled to vote at such meeting, (ii) is entitled to vote at the meeting and upon such election, and (iii) complies with the notice procedures set forth in our amended and restated bylaws. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in our control or our management.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of our stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless the related certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation provides that any action required or permitted to be taken by our stockholders may be effected at a duly called annual or special meeting of our stockholders and may not be effected by consent in writing by such stockholders.

Business Combinations with Interested Stockholders

In accordance with our amended and restated certificate of incorporation we are not subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we will not be subject to any anti-takeover effects of Section 203 of the DGCL. However, our amended and restated certificate of incorporation contains provisions that have the same effect as Section 203, except that they provide that both Waud Capital Partners, any investment fund managed by Waud Capital Partners and any of their respective Affiliates and Associates (each as defined in our amended and restated certificate of incorporation) with whom any of the foregoing are acting as a group or in concert for the purpose of acquiring, holding, voting or disposing shares of our stock and any persons to whom Waud Capital Partners sells at least five percent (5%) of our outstanding voting stock will be deemed to have been approved by our board of directors, and thereby not subject to the restrictions set forth in our amended and restated certificate of incorporation that have the same effect as Section 203 of the DGCL.

Requirements for Amendments to Acadia’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

The DGCL provides that in order to amend the certificate of incorporation, the board of directors must adopt a resolution that then must be approved by the affirmative vote of a majority of the voting power of the outstanding stock entitled to vote thereon, unless a greater vote is specified in the certificate of incorporation, and subject to any additional vote required by any series of preferred stock. In accordance with our amended and restated certificate of incorporation, the articles relating to the following topics may only be amended, altered, changed or repealed by the affirmative vote of the holders of at least a majority of the voting power of all of our outstanding shares of capital stock entitled to vote generally in the election of directors, other than shares of any “Interested Stockholder” (as defined in our amended and restated certificate of incorporation): Board of Directors (Article Six); Limitation of Director Liability (Article Seven); Limitations on Written Consent/Special Meetings (Article Eight); Business Combinations (Article Ten); Poison Pill (Article Eleven); Amendments (Article Twelve); Forum Selection (Article Thirteen); and Severability (Article Fourteen). Our amended and restated certificate of incorporation also provides that Article Nine, which deals with corporate opportunity, may only be amended, altered or repealed by a vote of 80% of the voting power of all of our shares of common stock then outstanding, voting together as a single class. See “—Corporate Opportunity.”

Our amended and restated certificate of incorporation provides that our amended and restated bylaws may be adopted, amended, altered or repealed by the affirmative vote of a majority of our board of directors. In addition, our bylaws may be adopted, amended, altered or repealed by the affirmative vote of the stockholders having at least a majority of the voting power of all of the then outstanding shares of our capital stock, voting together as a single class.

Corporate Opportunity

Our amended and restated certificate of incorporation provides that the doctrine of “corporate opportunity” does not apply against Waud Capital Partners, its affiliates, any investment fund managed by Waud Capital Partners or any of their respective portfolio companies or their respective partners, members, directors, employees, stockholders, agents or successors, in a manner that would prohibit them from investing in competing businesses or doing business with Acadia’s clients or customers. If the ownership of our common stock continues to be highly concentrated, it may prevent you and other stockholders from influencing significant corporate decisions and may result in conflicts of interest that could cause our stock price to decline.

Limitation on Liability and Indemnification of Officers and Directors

In accordance with our amended and restated bylaws, we must indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified.

We entered into indemnification agreements with each of our current directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

SELLING STOCKHOLDERS

We may register shares of common stock covered by this prospectus for re-offers and re-sales by any selling stockholders named in an applicable prospectus supplement. Because we are a “well-known seasoned issuer,” as defined in Rule 405 of the Securities Act, we may add secondary sales of shares of our common stock by any selling stockholders by filing an applicable prospectus supplement with the SEC. We may register these shares to permit selling stockholders to resell their shares when they deem appropriate. Selling stockholders may resell all, a portion or none of their shares at any time and from time to time. Selling stockholders may also sell, transfer or otherwise dispose of some or all of their shares of our common stock in transactions exempt from the registration requirements of the Securities Act. We do not know when or in what amounts the selling stockholders may offer shares for sale under this prospectus and any applicable prospectus supplement. We may pay all expenses incurred with respect to the registration of the shares of common stock owned by the selling stockholders, other than underwriting fees, discounts or commissions, which will be borne by the selling stockholders. We will provide you with an applicable prospectus supplement naming the selling stockholder(s), the amount of shares to be registered and sold and any other terms of the shares of common stock being sold by the selling stockholder(s). The applicable prospectus supplement will also disclose whether any of the selling stockholders has held any position or office with, has been employed by or otherwise has had a material relationship with us during the three years prior to the date of the prospectus supplement.

PLAN OF DISTRIBUTION

We may sell our common stock, and certain selling stockholders may sell common stock, in one or more of the following ways from time to time:

•	to or through agents, dealers or underwriters;

•	directly to one or more purchasers;

•	through a combination of any of these methods of sale; or

•	through any other methods described in a prospectus supplement.

Any prospectus supplement related to an offering of common stock will set forth the specific terms of such offering, including:

•	the name or names of any underwriters, dealers or agents, if any;

•	the purchase price of the common stock and the proceeds to Acadia and any selling stockholders from the sale; and

•	any underwriting discounts and commissions or agency fees and other items constituting underwriters’ or agents’ compensation.

In addition, upon being notified by a selling stockholder that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares, we will, to the extent required, promptly file a supplement to this prospectus to name specifically such person as a selling stockholder.

If a dealer is used in the sale of common stock, we or the selling stockholders, if any, may sell the common stock to the dealer, as principal. The dealer may then resell the common stock to the public at varying prices to be determined by the dealer at the time of resale. The names of the dealers and the terms of the transaction will be set forth in a prospectus supplement relating to that transaction.

The underwriters, dealers and agents participating in any distribution of the common stock may be deemed to be underwriters under the Securities Act, and any discounts and commissions received by them and any profit realized by them on resale of the common stock may be deemed to be underwriting discounts and commissions under the Securities Act. Additionally, because selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act, selling stockholders may be subject to the prospectus delivery requirements of the Securities Act. Underwriters, dealers and agents may be entitled under agreements with us and selling stockholders to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act, and to reimbursement by us and the selling stockholders for certain expenses.

If so indicated in an applicable prospectus supplement, we and certain selling stockholders may authorize dealers acting as an agent to solicit offers by institutions to purchase our common stock from us or the selling stockholders at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on the date or dates stated in the prospectus supplement. Each delayed delivery contract will be for an amount not less than, and the aggregate principal amount or offering price of our common stock sold pursuant to delayed delivery contracts will not be less nor more than, the respective amounts stated in the prospectus supplement. Institutions with whom delayed delivery contracts, when authorized, may be entered into include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but will in all cases be subject to approval by us and the selling stockholders.

Our common stock also may be offered and sold, if so indicated in the prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more firms, or remarketing firms, acting as principals for their own accounts or as agents for us. Any remarketing firm will be identified and the terms of its agreement, if any, with us or the selling stockholders will be described in the applicable prospectus supplement. Remarketing firms may be deemed to be underwriters in connection with the securities remarketed thereby. Remarketing firms may be entitled under agreements which may be entered into with us and the selling stockholders to indemnification by us against certain liabilities, including liabilities under the Securities Act.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell our common stock covered by this prospectus and any applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third parties in such sale transactions will be underwriters and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).

Any selling stockholders may also resell all or a portion of his, her or its shares of our common stock in transactions exempt from the registration requirements of the Securities Act in reliance upon Rule 144 under the Securities Act provided he, she or it meets the criteria and conforms to the requirements of that rule, Section 4(a)(1) of the Securities Act or other applicable exemptions, regardless of whether the common stock is covered by the registration statement of which this prospectus forms a part. Additionally, any selling stockholders may engage in hedging transactions with broker-dealers in connection with distributions of shares or otherwise. In those transactions, broker-dealers may engage in short sales of shares in the course of hedging the positions they assume with such selling stockholders. Any selling stockholders also may sell shares short and redeliver shares to close out such short positions. Any selling stockholders may also enter into option or other transactions with broker-dealers which require the delivery of shares to the broker-dealer. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. Any selling stockholders also may loan or pledge shares, and the borrower or pledgee may sell or otherwise transfer the shares so loaned or pledged pursuant to this prospectus. Such borrower or pledgee also may transfer those shares to investors in our common stock or the selling stockholders’ common stock or in connection with the offering of other securities not covered by this prospectus.

To facilitate the offering of common stock, certain persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the common stock. These may include over-allotment, stabilization, syndicate short covering transactions and penalty bids. Over-allotment involves sales in excess of the offering size, which creates a short position. Stabilizing transactions involve bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate short covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim selling concessions from dealers when the common stock originally sold by the dealers are purchased in covering transactions to cover syndicate short positions. These transactions, if commenced, may be discontinued by the underwriters at any time.

One or more of the underwriters, dealers or agents, and/or one or more of their respective affiliates, may be a lender under our amended and restated credit agreement, as amended, and may provide other commercial banking, investment banking and financial advisory services to us and/or our subsidiaries and affiliates from time to time in the ordinary course of business for which they have received customary fees and expenses.

During such time as we may be engaged in a distribution of the common stock covered by this prospectus we are required to comply with Regulation M promulgated under the Securities Exchange Act of 1934, as amended. With certain exceptions, Regulation M precludes us, any affiliated purchasers, and any broker-dealer or other person who participates in such distributing from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of the distribution until the entire distribution is complete. Regulation M also restricts bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security.

LEGAL MATTERS

Certain legal matters with respect to the validity of the common stock being offered by this prospectus will be passed upon for us by Waller Lansden Dortch & Davis, LLP. Any underwriters, dealers or agents will be advised about other issues relating to any transaction by their own legal counsel.

EXPERTS

The consolidated financial statements of Acadia Healthcare Company, Inc., included in Acadia Healthcare Company Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2013, and the effectiveness of Acadia Healthcare Company, Inc.’s internal control over financial reporting as of December 31, 2013 (excluding the internal control over financial reporting of DMC-Memphis, Inc. d/b/a Delta Medical Center, two facilities acquired from United Medical Corporation, The Refuge, a Healing Place, LLC, Longleaf Hospital, and Cascade Behavioral Hospital), have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon, which as to the report on the effectiveness of Acadia Healthcare Company, Inc.’s internal control over financial reporting contains an explanatory paragraph describing the above referenced exclusion of DMC-Memphis, Inc. d/b/a Delta Medical Center, two facilities acquired from United Medical Corporation, The Refuge, a Healing Place, LLC, Longleaf Hospital, and Cascade Behavioral Hospital from the scope of such firm’s audit of internal control over financial reporting, included therein, and incorporated herein by reference. Such financial statements have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The audited historical financial statements of Partnerships in Care Limited 1 included in Exhibit 99.3 of Acadia Healthcare Company Inc. Current Report on Form 8-K dated June 9, 2014 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus constitutes a part of a registration statement on Form S-3 we filed with the SEC under the Securities Act. This prospectus does not contain all the information set forth in the registration statement and exhibits thereto, and statements included in this prospectus as to the content of any contract or other document referred to are not necessarily complete. For further information, please review the registration statement and the exhibits filed with the registration statement, and the documents that we reference under the caption “Incorporation of Certain Documents by Reference.”

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any reports, statements or other information that we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information concerning the operation of the Public Reference Room. Our SEC filings, including the complete registration statement of which this prospectus is a part, are also available to the public at the SEC’s website at www.sec.gov.

We make available free of charge through our website, which you can find at www.acadiahealthcare.com, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practical after we electronically file such material with, or furnish it to, the SEC. The information contained on our website is not part of this prospectus, any applicable prospectus supplement or any applicable free writing prospectus and is not incorporated by reference into this prospectus, any applicable prospectus supplement, any applicable free writing prospectus or any other document that we file with the SEC.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference into this prospectus is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus or contained in another document filed with the SEC in the future which itself is incorporated into this prospectus.

We are incorporating by reference the following documents, which we have previously filed with the SEC:

(1) our Annual Report on Form 10-K for the fiscal year ended December 31, 2013;

(2) our Quarterly Report on Form 10-Q for the three months ended March 31, 2014;

(3) our Current Reports on Form 8-K filed with the SEC on February 19, 2014, April 11, 2014, April 23, 2014, May 23, 2014, June 6, 2014 and June 9, 2014 (other than, in each case, information therein deemed furnished and not filed);

(4) the information specifically incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended December 31, 2013 from our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 11, 2014; and

(5) a description of our capital stock as set forth in our Registration Statement on Form 8-A, filed on October 31, 2011.

We incorporate by reference any documents filed by us in accordance with Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to termination of the offering made by this prospectus (other than, in each case, information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K, unless expressly stated otherwise therein).

Any statement incorporated herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents incorporated by reference into this prospectus. Requests for documents should be submitted in writing to Acadia Healthcare Company, Inc., 830 Crescent Centre Drive, Suite 610, Franklin, Tennessee 37067, Attention: Chief Financial Officer. Our telephone number at that address is (615) 861-6000. Our website is at www.acadiahealthcare.com. The information contained on our website is not part of this prospectus, any applicable prospectus supplement or any applicable free writing prospectus and is not incorporated by reference into this prospectus, any applicable prospectus supplement, any applicable free writing prospectus or any other document that we file with the SEC.

$340,000,000

Acadia Healthcare Company, Inc.

Common Stock

PROSPECTUS    SUPPLEMENT

BofA Merrill Lynch

Jefferies

Citigroup

Raymond James

RBC Capital Markets

Avondale Partners

Baird

BMO Capital Markets

            , 2014